UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
383 Madison Avenue
New York, New York 10179

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of
The JPMorgan Chase 401(k) Savings Plan
New York, New York

Opinion on the Financial Statements
We have audited the accompanying Statement of Net Assets Available for Benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) as of December 31, 2018 and 2017 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedules of (1) Assets Held for Investment Purposes at End of Year as of December 31, 2018 and (2) Assets Both Acquired and Disposed of Within the Plan Year have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
Meaden & Moore, Ltd.

We have served as the Plan's auditor since 2006.

Cleveland, Ohio
June 26, 2019

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Net Assets Available For Benefits

December 31,	2018	2017
Assets:
Investments at fair value	$23,555,032,494	$24,872,990,082
Investments at contract value	2,178,776,787	2,248,594,776
Total investments	25,733,809,281	27,121,584,858

Receivables:
Employers’ contributions	519,861,002	503,450,623
Notes receivable from participants	555,424,903	530,688,801
Receivable for investments sold	182,236,389	365,893,458
Participants’ contributions	25,968,420	25,086,657
Accrued interest and dividends	21,637,623	17,055,582
Other	9,320,551	9,583,020
Total receivables	1,314,448,888	1,451,758,141

Cash (noninterest-bearing)	716,144	3,641,686
Total assets	27,048,974,313	28,576,984,685

Liabilities:
Derivative payables	2,810,109	1,692,573
Total liabilities at fair value	2,810,109	1,692,573
Payable for investments purchased	495,969,727	589,005,560
Accrued expenses	2,426,949	3,173,213
Other	4,255,040	1,299,130
Total liabilities	505,461,825	595,170,476
Net assets available for benefits	$26,543,512,488	$27,981,814,209
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available For Benefits

Years Ended December 31,	2018	2017
Additions:
Contributions:
Participants	$1,063,850,381	$992,286,925
Employers	528,177,711	494,818,262
Rollovers	241,154,607	229,106,349
Total contributions	1,833,182,699	1,716,211,536
Investment income:
Dividend income:
JPMorgan Chase & Co. common stock	112,992,789	94,229,634
Other	94,966,879	85,968,259
Interest income	74,105,132	60,600,317
Net appreciation/(depreciation) in fair value of investments	(1,841,646,733)	3,870,065,324
Net increase/(decrease) in investment income	(1,559,581,933)	4,110,863,534
Interest income on notes receivable from participants	20,876,791	16,614,694
Total additions	294,477,557	5,843,689,764

Deductions:
Benefits paid to participants	1,747,921,497	1,612,638,415
Administrative expenses	15,613,858	14,475,574
Total deductions	1,763,535,355	1,627,113,989
Net change during the year	(1,469,057,798)	4,216,575,775

Net assets transferred from other plan	30,756,077	—
Net assets available for benefits, beginning of year	27,981,814,209	23,765,238,434
Net assets available for benefits, end of year	$26,543,512,488	$27,981,814,209
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

1. Description of the Plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a wholly-owned bank subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase”), which is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank, N.A. is a national banking association that has retail branches in 27 states and Washington, D.C. and operates nationally as well as through non-U.S. bank branches and subsidiaries, and representative offices.
The following is a general description of the Plan. Refer to the Plan’s Summary Plan Description and governing legal Plan document for a more complete description of the Plan.
General
The Plan enables eligible employees (i.e., "Participants") of JPMorgan Chase and certain of its affiliated companies to save and invest for their retirement in individual accounts. All amounts contributed to a Participant’s account under the Plan are held in a trust fund administered by JPMorgan Chase Bank, N.A., as Trustee.
The Plan is administered by a plan administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Effective May 1, 2018, the Highbridge Capital 401(k) Plan, which relates to a previous acquisition, was merged into the Plan.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees who are regularly scheduled to work 20 hours or more per week are eligible to participate after completing 60 days of service. Newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the Plan within their first 31 days of eligibility. Further, unless the employees elect a different rate, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless another investment election is chosen, Participant contributions are invested in one of the Plan’s qualified default investment funds, the Target Date Funds.
Contributions
Participant contributions
The Plan allows Participants to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary/regular pay and variable incentive compensation. Eligible compensation excludes overtime, sign-on bonuses and similar awards, referral awards, stipends, non-cash awards (such as equity awards), and allowances. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit.
In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Matching contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution ("Matching Contribution") on behalf of each Participant who has completed one year of service in an amount equal to 100% of the Participant’s Contributions up to 5% of eligible compensation – provided that the Participant is employed by JPMorgan Chase at the end of the calendar year, unless certain specified conditions are met. Participants whose total annual cash compensation is $250,000 or more are not eligible to receive Matching Contributions. The determination of total annual cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant’s Contributions.
Discretionary contributions
In December 2018 and 2017, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of the eligible employees in January 2019 and 2018, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants’ Contributions or, in a Target Date Fund in the absence of such an election.
Other contributions commencing January 1, 2019 - January 1, 2020
In connection with changes to JPMorgan Chase’s U.S. Retirement Savings Program, which consists of the Plan and the JPMorgan Chase Retirement Plan (a U.S. defined benefit pension plan (the “Retirement Plan”)), JPMorgan Chase announced it will freeze

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

the Retirement Plan. Commencing on January 1, 2020 (and January 1, 2019, for new hires on and after December 2, 2017), eligible employees will no longer earn monthly pay credits in the Retirement Plan. Instead, JPMorgan Chase will provide annual profit-sharing contributions to the Plan (known as “automatic pay credits”) on behalf of each Participant who has completed one year of service - provided that the Participant is employed by JPMorgan Chase at the end of the calendar year, unless certain specified conditions are met, based upon a percentage of eligible compensation capped at $100,000 annually.
Rollover contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers; individual retirement accounts (“IRA”); governmental 457 plans; and 403(b) plans. After-tax rollovers are not accepted by the Plan; however the Plan accepts Roth 401(k) rollovers.
Dividend election
The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, Participants may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are 100% vested, including any associated investment performance (or “earnings”). Participants become 100% vested in the value of the Matching Contributions and automatic pay credits, including any associated investment performance, after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. For the years ended December 31, 2018 and 2017, $4,542,914 and $4,278,741, respectively, of the forfeited amounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of contributions
The Plan allows a Participant to withdraw all or any portion of his or her vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship (limited to amounts that are eligible to be withdrawn for financial hardship per Plan provisions).
The Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of vested benefits
A Participant who terminates employment may elect to receive the value of his or her vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as his or her beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after he or she attains the age of 70 1/2. A Participant will be deemed to have elected to defer receipt of his or her account balance to April 1 of the year following the year in which he or she attains age 70 1/2 unless otherwise elected by the month following the date of his or her 65th birthday.
If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect to directly roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Notes receivable from participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal amount outstanding.
Administrative expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments, investment management fees and other expenses directly attributable to the administration of the Plan.
2. Summary of significant accounting policies
Basis of presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain prior year amounts have been reclassified to conform with the current year’s presentation.
Use of estimates in the preparation of financial statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and the disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment valuation
Investments are recorded at fair value, except for the synthetic guaranteed investment contracts ("synthetic GICs"), which are recorded at contract value. Investments measured at fair value include certain investments that use the net asset value per share ("NAV") or its equivalent as a practical expedient. For information related to the Plan’s valuation methodologies for its investments recorded at fair value, refer to Note 3.
Synthetic GICs
A synthetic GIC is an investment contract associated with The Stable Value Fund in which the Plan owns the underlying investment assets and purchases wrapper contracts from insurance companies which provide market value and cash flow risk protection to the Plan. The Plan accounts for its synthetic GICs at contract value as that is the amount Participants would receive if they were to withdraw or transfer all or a portion of their investments in The Stable Value Fund. For a discussion of synthetic GIC investment contracts, refer to Note 5.
Participant withdrawals
Participant withdrawals are recorded when paid.
Differences between financial statements and Form 5500
The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The U.S. Department of Labor, however, requires that these amounts be reported as a liability on Internal Revenue Service ("IRS") Form 5500. As a result, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on IRS Form 5500 as benefits paid.
The following is a reconciliation of net assets available for benefits as disclosed per the financial statements to the Form 5500.

December 31,	2018	2017
Net assets available for benefits per the financial statements	$26,543,512,488	$27,981,814,209
Less: Amounts allocated to withdrawing Participants	(2,362,723)	(4,498,999)
Net assets available for benefits per Form 5500	$26,541,149,765	$27,977,315,210

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

The following is a reconciliation of benefits paid to Participants as disclosed per the financial statements to Form 5500.

Year ended December 31,	2018	2017
Benefits paid to Participants per the financial statements	$1,747,921,497	$1,612,638,415
Add: Amounts allocated to withdrawing Participants at end of year	2,362,723	4,498,999
Less: Amounts allocated to withdrawing Participants at beginning of year	(4,498,999)	(6,339,517)
Benefits paid to Participants per Form 5500	$1,745,785,221	$1,610,797,897
Foreign currency translation
The Plan revalues assets, liabilities, income and expenses denominated in non-U.S. currencies into U.S. dollars using applicable exchange rates.
3. Fair value measurements
Determination of fair value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-structured process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that consider relevant transaction characteristics (such as maturity) and use as inputs observable or unobservable market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) market. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The Plan uses various methodologies and assumptions in the determination of fair value. The use of different methodologies or assumptions by other market participants compared with those used by the Plan could result in a different estimate of fair value at the reporting date.
During 2018, no changes were made to the Plan's valuation models that had, or are expected to have, a material impact on the Plan's Statements of Changes in Net Assets Available for Benefits.
Valuation hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

The following table describes the valuation methodologies generally used by the Plan to measure its instruments at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Instrument	Valuation methodology	Classifications in the valuation hierarchy
JPMorgan Chase & Co common stock	Closing price reported on the New York Stock Exchange	Level 1
Other equity, corporate debt, asset-backed, U.S. federal, state, local and non-U.S. governments and mortgage-backed securities	Quoted market prices are used where available	Level 1
	In the absence of quoted market prices, securities are valued based on:	Level 2
• Observable market prices for similar securities
• Relevant broker quotes
• Independent pricing services
• Discounted cash flows with observable inputs
Fund investments (e.g., mutual, collective investment, money market and other) and registered investment companies	Net asset value
	• NAV is supported by the ability to redeem and purchase at NAV level.	Level 1
	• Adjustments to the NAV as required, for restrictions or redemption (e.g., lock-up periods or withdrawal limitations) or where observable activity is limited.	Level 2(a)
Derivatives	Exchange-traded derivatives that are actively traded and valued using the exchange price.	Level 1
	Non-exchange traded derivatives that are valued using independent pricing services.	Level 2
Refer to Note 6 for further information on derivative instruments.

(a)	Excludes certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient.
Investments measured at net asset value
The Plan uses the NAV to measure the fair value of multiple investments as indicated above including investments that (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company. These investments consist predominantly of investments in certain collective investment funds and registered investment companies. The Plan measures certain collective investment funds using the net asset value per share (or its equivalent) as a practical expedient.
The investment strategies for collective investment funds and registered investment companies vary, and they may invest directly and indirectly in a broad range of equities, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., Standard & Poor’s ("S&P") 500 Index, Russell 1000 Index, Bloomberg Barclays U.S. Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments could be subject to restrictions or redemption in the future as indicated above; and they may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in financial instruments that are valued at NAV.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

The following tables present the financial instruments carried at fair value as of December 31, 2018 and 2017, by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

	Fair value hierarchy
December 31, 2018	Level 1	Level 2	Total fair value
Equity securities:
JPMorgan Chase & Co.	$4,401,020,129	$—	$4,401,020,129
Other equity securities	2,293,810,581	19,907	2,293,830,488
Total equity securities	6,694,830,710	19,907	6,694,850,617
Corporate debt and asset-backed securities	—	1,570,261,140	1,570,261,140
U.S. federal, state, local and non-U.S. government securities	566,507,075	49,833,930	616,341,005
Mortgage-backed securities	140,178,116	12,667,831	152,845,947
Money market funds and other	182,608,804	—	182,608,804
Derivatives receivables	—	3,233,132	3,233,132
Total assets measured at fair value	$7,584,124,705	$1,636,015,940	$9,220,140,645
Investments measured at net asset value(a)			14,334,891,849
Total investments at fair value			$23,555,032,494

Derivative payables	$—	$2,810,109	$2,810,109
Total liabilities measured at fair value	$—	$2,810,109	$2,810,109

	Fair value hierarchy
December 31, 2017	Level 1	Level 2	Total fair value
Equity securities:
JPMorgan Chase & Co	$4,849,555,864	$—	$4,849,555,864
Other equity securities	2,481,570,532	—	2,481,570,532
Total equity securities	7,331,126,396	—	7,331,126,396
Registered investment companies	—	7,996,775	7,996,775
Corporate debt and asset-backed securities	—	1,434,375,382	1,434,375,382
U.S. federal, state, local and non-U.S. government securities	539,767,018	95,961,224	635,728,242
Mortgage-backed securities	98,032,785	23,315,072	121,347,857
Money market funds and other	284,313,472	—	284,313,472
Derivative receivables	—	1,425,914	1,425,914
Total assets measured at fair value	$8,253,239,671	$1,563,074,367	$9,816,314,038
Investments measured at net asset value(a)			15,056,676,044
Total investments at fair value			$24,872,990,082

Derivative payables	$—	$1,692,573	$1,692,573
Total liabilities measured at fair value	$—	$1,692,573	$1,692,573

(a)
Represents investments in collective investment funds that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient, but are not required to be classified in the fair value hierarchy.

4. Investment program
As of December 31, 2018, the Plan offers Participants 29 investment options, which consist of: nine Target Date Funds (most of the underlying funds are index funds) and 20 core investment funds, which are composed of six fixed-income funds, nine domestic equity funds (five are index funds), three international equity funds (two are index funds), one emerging markets equity index fund, and the JPMorgan Chase Common Stock Fund.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. Great-West Financial Retirement Plan Services, LLC is the third-party administrator and recordkeeper.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Participants may elect to direct or change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using NAV. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and reallocations among funds.
5. Synthetic guaranteed investment contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recognized in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate of the synthetic GICs as discussed further below. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any provision for credit losses to reflect the credit risk of the issuer of the synthetic GIC or otherwise.
There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
The following is a summary of the Plan’s investments related to the synthetic GICs recorded at contract value:

December 31,	2018	2017
Synthetic GICs
Metlife Wrapper Contract	$655,440,606	$676,691,447
Prudential Bond Wrapper Contract	674,105,681	919,131,905
Transamerica Wrapper Contract	507,380,517	—
VOYA Contract Wrapper Contract	341,849,983	352,765,763
Nationwide Wrapper Contract	—	300,005,661
Total synthetic GICs	$2,178,776,787	$2,248,594,776

6. Derivative instruments
Derivative contracts derive their value from underlying asset prices, indices, reference rates, other inputs or a combination of these factors and may expose counterparties to risks and rewards of an underlying asset or liability without having to initially invest in, own or exchange the asset or liability. Derivative instruments enable Participants to mitigate or modify interest rate, credit, foreign exchange and equity risks. The Plan uses derivatives to manage and invest in market risk exposures, predominantly using interest rate, credit derivative, foreign exchange and equity contracts. For a further discussion of credit derivatives, see the discussion in the Credit derivatives section of this Note.
Accounting for derivatives
All derivatives are recorded on the Statements of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statements of Changes in Net Assets Available for Benefits.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Notional amount of derivative contracts
The following table summarizes the notional amount of derivative contracts outstanding as of December 31, 2018 and 2017.

	Notional amounts(a)
December 31,	2018	2017
Interest rate contracts
Swaps	$352,951,000	$303,209,736
Futures and forwards	143,082,500	141,050,821
Written options	134,248,000	215,750,000
Purchased options	162,460,000	180,450,000
Total interest rate contracts	792,741,500	840,460,557
Credit derivatives	56,480,000	70,250,000
Foreign exchange contracts
Spot, futures and forwards	34,764,532	29,550,951
Total foreign exchange contracts	34,764,532	29,550,951
Equity contracts
Futures and forwards	11,700	2,800
Written options	33,100,000	1,400,000
Warrants	2,998	2,998
Total equity contracts	33,114,698	1,405,798
Total derivative notional amounts	$917,100,730	$941,667,306

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables (irrespective of any legally enforceable master netting agreements) by contract type as of December 31, 2018 and 2017, respectively.

	Gross derivative receivables		Gross derivative payables
December 31,	2018	2017	2018	2017
Contract type
Interest rate	$2,634,913	$976,633	$2,484,193	$1,270,722
Credit derivatives	97,586	305,205	40,057	9,484
Foreign exchange	453,594	74,103	232,273	411,956
Equity	47,039	69,973	53,586	411
Gross fair value of derivative receivables and payables	$3,233,132	$1,425,914	$2,810,109	$1,692,573
Derivatives gains and losses
The following table presents derivatives gains/(losses), by contract type, for the years ended December 31, 2018 and 2017. All amounts are recorded in net appreciation/(depreciation) in fair value of investments in the Statements of Changes in Net Assets Available for Benefits.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

	Derivatives gains/(losses)
Year ended December 31,	2018	2017
Contract type
Interest rate	$1,229,711	$(2,107,261)
Credit derivatives	(587,890)	885,183
Foreign exchange	1,353,317	(951,024)
Equity	(2,933,746)	1,752,349
Total	$(938,608)	$(420,753)
Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to actively pursue, where possible, the use of legally enforceable master netting agreements and collateral agreements to mitigate derivative counterparty credit risk. A master netting agreement is a single contract with a counterparty that permits multiple transactions governed by that contract to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or securities transfer or deliver collateral or margin when due). Collateral/margin agreements provide for a security interest in, or title transfer of, securities or cash collateral/margin to the demanding party with a value equal to the amount of the margin deficit on a net basis across all transactions governed by the master netting agreement, less any threshold. The collateral/margin agreement grants to the demanding party, upon default by the counterparty, the right to set off any amounts payable by the counterparty against any posted collateral or the cash equivalent of any posted collateral/margin. It also grants to the demanding party the right to liquidate collateral/margin and to apply the proceeds to an amount payable by the counterparty.
The amount of derivative receivables reported on the Statements of Net Assets Available for Benefits is the fair value of the derivative contracts excluding the impact of any legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan. The Plan has received $1,920,000 and $225,275 of cash collateral and $0 and $280,000 of securities collateral as of December 31, 2018 and December 31, 2017, respectively.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract, generally upon a ratings downgrade of the counterparty or in the event sufficient collateral is not delivered as required, at the fair value of the derivative contracts. The aggregate fair value of derivative payables that contain termination features was $2,810,109 and $1,692,573 as of December 31, 2018 and 2017, respectively. The Plan has posted $3,581,029 and $3,788,791 of cash collateral and $4,120,883 and $4,179,000 of securities collateral as of December 31, 2018 and 2017, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on either a single referenced entity ("single-name") or a broad-based index. Protected credit events are specified at the inception of a transaction.
The following table summarizes the notional amounts by the ratings and maturity profile, and the total fair value, of credit derivatives as of December 31, 2018 and 2017, where the Plan is the seller of protection. All of the credit derivative contracts, where the Plan is the seller of protection, were credit default swaps. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

take into account the probability of the occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Plan's view, the risks associated with such derivatives. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based.
Protection sold – credit derivatives ratings(a)/maturity profile

	Risk rating of reference entity				Total notional amount
December 31,		<1 year	1–5 years	>5 years		Fair value(b)
2018	Investment-grade	$5,400,000	$42,580,000	$2,700,000	$50,680,000	$57,529
	Noninvestment-grade	—	100,000	—	100,000	—
	Total	$5,400,000	$42,680,000	$2,700,000	$50,780,000	$57,529

2017	Investment-grade	$5,700,000	$54,150,000	$2,700,000	$62,550,000	$300,759
	Noninvestment-grade	600,000	1,400,000	—	2,000,000	(5,038)
	Total	$6,300,000	$55,550,000	$2,700,000	$64,550,000	$295,721

(a)	The ratings scale is primarily based on external credit ratings as defined by S&P and Moody’s Investor Services.

(b)	Amounts are shown on a gross basis, before the benefit of legally enforceable master netting agreements and cash collateral held by the Plan.
7. Transactions with affiliated parties
Certain Plan investments are managed by parties that meet the definition of affiliated parties as defined by the Plan. The following summary of transactions qualify as party-in-interest transactions for the years ended December 31, 2018 and 2017.

	Aggregate cost of purchases		Aggregate proceeds from sales, redemptions and distributions to participants
	2018	2017	2018	2017
JPMorgan U.S. Government Money Market Fund – Capital Shares	$3,290,556,240	$3,311,095,028	$3,319,336,274	$3,402,150,736
JPMorgan Chase & Co. common stock	655,462,539	508,923,788	644,297,884	644,489,279
Core Bond Fund (managed by JPMorgan Investment Advisors)	38,293,276	39,262,016	31,463,286	43,145,748
Funds managed by JPMorgan Asset Management (USA) Inc.:
Emerging Markets Debt Fund	39,948,658	19,337,004	16,133,553	4,948,924
Short-Term Fixed Income Fund	1,168,918,662	1,101,747,585	1,115,485,007	1,122,029,115
Small Cap Core Fund	631,351,786	514,178,873	627,746,061	496,226,845
Stable Value Fund	1,229,634,893	901,246,787	1,213,670,396	1,004,275,984
8. Tax status and federal income taxes
On May 12, 2017, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation. The Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan Administrator believes the Plan is operating in compliance with the applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize an income tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. Management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2018 and 2017, there were no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to audits by the taxing authorities; however, there are currently no audits in progress for any tax period.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2018 and 2017

9. Commitments and contingencies
In accordance with the provisions of U.S. GAAP for contingencies, the Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. Plan management evaluates the Plan's outstanding legal proceedings, if any, periodically to assess whether any litigation reserve is required, and makes adjustments in such reserves, upwards or downwards, as appropriate, based on Plan management’s best judgment after consultation with counsel.
While the outcome of litigation is inherently uncertain, Plan management believes, based upon its current knowledge, after consultation with counsel, in light of all information known to it at December 31, 2018, that there are no pending or threatened legal proceedings affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.
10. Risks and uncertainties
The Plan’s investments include financial instruments that are exposed to various risks such as market, credit and liquidity risks. The instruments include investments in equities, fixed income securities, swaps, currency and commodities, futures, forwards, options, and other derivative contracts. Due to the level of risk associated with certain financial instruments, and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Market risk is the risk associated with the effect of changes in market factors such as interest and foreign exchange rates, equity and commodity prices, credit spreads or implied volatilities, on the value of assets and liabilities held for both the short and long term. In many cases, the Plan’s financial instruments serve to reduce, rather than increase, exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The investment managers may limit the Plan’s market risk by holding or purchasing offsetting positions.
Credit risk is the risk associated with the default or change in credit profile of a counterparty. Regarding derivative assets, the Plan is subject to the risk of counterparty nonperformance except for written options, which obligate the Plan to perform, but do not give rise to counterparty credit risk. The Plan predominantly enters into derivative contracts with counterparties of high credit quality; therefore, the risk of counterparty nonperformance is considered to be negligible.
Concentration of credit risk arises when investments or counterparties are engaged in similar business activities or activities in the same geographic region, or when they have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Plan’s exposure to a concentration of credit risk is limited by the broad diversification of investments across the Participant directed fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan's exposure to credit risk from synthetic GICs is limited to the excess of the carrying value of the contract over the market value of the underlying investments.
11. Plan termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.
12. Subsequent event
In preparing the financial statements, management of the Plan has performed an evaluation of material events that occurred subsequent to December 31, 2018, and through June 26, 2019, the date these financial statements were available to be issued. There were no material subsequent events that occurred that would require disclosure or recognition in these financial statements.

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES:
	2U INC	86,414 SHARES	7,543,721	4,296,504
	AAR CORP	46,546 SHARES	1,164,834	1,738,028
	ABB LTD	463,990 SHARES	10,330,392	8,799,242
	ABM INDUSTRIES INC	39,902 SHARES	1,146,494	1,281,253
	ABRAXAS PETROLEUM CORP	497,293 SHARES	1,166,160	542,049
	ACACIA RESEARCH CORP	35,578 SHARES	137,314	106,022
	ACADIA HEALTHCARE CO INC	63,330 SHARES	2,443,419	1,628,214
	ACCO BRANDS CORP	461,378 SHARES	3,670,350	3,128,143
	ACLARIS THERAPEUTICS INC	69,200 SHARES	1,395,461	511,388
	ACORDA THERAPEUTICS INC	26,600 SHARES	1,022,692	414,428
	ACTIVISION BLIZZARD INC	133,309 SHARES	10,146,371	6,208,200
	ACTUANT CORP	85,812 SHARES	2,249,186	1,801,194
	ADDUS HOMECARE CORP	63,800 SHARES	2,196,257	4,330,744
	ADECOAGRO SA	297,182 SHARES	2,901,222	2,068,387
	ADOBE INC	65,779 SHARES	6,076,125	14,881,841
	ADURO BIOTECH INC	172,400 SHARES	2,046,365	455,136
	ADVANCED DISPOSAL SRVCS INC	103,151 SHARES	2,287,029	2,469,435
	ADVANCED ENERGY INDUSTRIES INC	37,068 SHARES	2,376,838	1,591,329
	ADVANCED MICRO DEVICES INC	296,635 SHARES	7,401,965	5,475,882
	ADVANSIX INC	35,600 SHARES	977,730	866,504
	AKBANK T.A.S.	864,360 SHARES	1,103,744	1,114,590
	AKEBIA THERAPEUTICS INC	96,800 SHARES	1,480,932	535,304
	AKZO NOBEL NV	100,918 SHARES	7,265,671	8,121,654
	ALIBABA GRP HLDG LTD	48,168 SHARES	4,980,859	6,602,388
	ALLENA PHARMACEUTICALS INC	72,600 SHARES	1,016,400	395,670
	ALLIANCE DATA SYSTEMS CORP	14,651 SHARES	2,546,728	2,198,822
	ALPHA & OMEGA SEMICNDCTR LTD	79,875 SHARES	1,380,832	813,926
	ALPHABET INC	48,285 SHARES	35,387,037	50,004,429
	AMAG PHARMACEUTICALS INC	94,400 SHARES	2,318,004	1,433,936
	AMAZON.COM INC	28,911 SHARES	27,806,837	43,423,455
	AMC NETWORKS INC	29,163 SHARES	1,783,576	1,600,465
	AMERICAN ASSETS TR INC	33,700 SHARES	1,192,637	1,353,729
	AMERICAN AXLE & MFG HLDGS INC	240,530 SHARES	4,291,487	2,669,883
	AMERICAN EQUITY INV LIFE HLDG CO	116,282 SHARES	2,327,994	3,248,919
	AMERICAN INTL GRP INC	109,087 SHARES	6,576,693	4,299,119
	AMERICAN RENAL ASSOC HLDGS INC	37,500 SHARES	825,587	432,000
	AMERICAN TOWER CORP	87,884 SHARES	8,698,936	13,902,370
	AMERICA'S CAR-MART INC	4,700 SHARES	375,885	340,515
	AMERICOLD REALTY TR	140,400 SHARES	3,420,331	3,585,816
	AMERIS BANCORP	64,778 SHARES	3,148,851	2,051,519
	AMETEK INC	99,655 SHARES	4,369,833	6,746,644
	AMICUS THERAPEUTICS INC	417,614 SHARES	3,810,910	4,000,742
	ANAPLAN INC	63,100 SHARES	1,080,163	1,674,674
	ANAPTYSBIO INC	17,900 SHARES	423,524	1,141,841
	ANIXTER INTL INC	15,708 SHARES	1,089,775	853,101
	APPLE INC	137,967 SHARES	17,811,607	21,762,915
	APPLIED INDUSTRIAL TECH INC	24,300 SHARES	1,113,021	1,310,742
	APPLIED MATERIALS INC	101,900 SHARES	2,942,061	3,336,206

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	APTINYX INC	2,000 SHARES	51,210	33,080
	ARCBEST CORP	150,327 SHARES	3,348,150	5,150,203
	ARCH COAL INC	20,900 SHARES	1,670,142	1,734,491
	ARMADA HOFFLER PROPERTIES INC	227,716 SHARES	3,051,158	3,201,687
	ARROWHEAD PHARMACTCLS INC	105,600 SHARES	1,715,340	1,311,552
	ARVINAS HLDG CO LLC	2,000 SHARES	32,000	25,700
	ARYZTA AG	359,089 SHARES	1,724,065	396,499
	ASBURY AUTOMOTIVE GRP INC	6,800 SHARES	458,595	453,288
	ASHFORD HOSPITALITY TR INC	28,110 SHARES	182,264	112,440
	ASSEMBLY BIOSCIENCES INC	29,700 SHARES	669,808	671,814
	ASTRAZENECA PLC	95,700 SHARES	5,512,028	7,158,219
	AT&T INC	47,550 SHARES	1,430,163	1,357,077
	ATKORE INTL GRP INC	59,100 SHARES	1,219,887	1,172,544
	ATLANTIC POWER CORP	131,988 SHARES	298,657	286,414
	AUDENTES THERAPEUTICS INC	41,700 SHARES	826,968	889,044
	AUTODESK INC	95,238 SHARES	7,598,017	12,248,559
	AVIVA PLC	1,022,760 SHARES	7,525,039	4,891,215
	AXOGEN INC	34,458 SHARES	1,381,960	703,977
	AXONICS MODULATION TECH INC	82,800 SHARES	1,210,519	1,251,108
	B&G FOODS INC	80,428 SHARES	2,414,198	2,325,173
	BAIDU INC	40,715 SHARES	7,221,947	6,457,399
	BALFOUR BEATTY PLC	960,048 SHARES	4,044,362	3,048,234
	BANCORP INC	136,100 SHARES	1,346,590	1,083,356
	BANDWIDTH INC	29,481 SHARES	1,120,823	1,201,351
	BANK OF NEW YORK MELLON CORP	133,550 SHARES	5,466,319	6,286,199
	BANK OF NT BUTTERFIELD & SON LTD	196,300 SHARES	8,953,958	6,154,005
	BANK OZK	23,691 SHARES	658,401	540,866
	BANKFINCL CORP	12,000 SHARES	181,460	179,400
	BANKUNITED INC	147,844 SHARES	5,075,801	4,426,449
	BARCLAYS PLC	4,098,462 SHARES	12,056,252	7,856,845
	BARNES GRP INC	13,946 SHARES	490,331	747,785
	BARRETT BUSINESS SRVCS INC	72,297 SHARES	3,242,230	4,139,003
	BASF SE	131,805 SHARES	11,639,598	9,100,642
	BEACON ROOFING SUPPLY INC	116,841 SHARES	5,324,889	3,706,197
	BEASLEY BROADCAST GRP INC	25,600 SHARES	94,553	96,000
	BECTON DICKINSON AND CO	17,025 SHARES	3,220,880	3,836,073
	BELLICUM PHARMACEUTICALS INC	268,400 SHARES	2,005,499	783,728
	BERRY GLOBAL GRP INC	8,436 SHARES	312,453	400,963
	BGC PARTNERS INC	237,651 SHARES	1,565,775	1,228,656
	BHP GRP PLC	119,648 SHARES	2,000,803	2,516,769
	BJ'S WHOLESALE CLUB HLDGS INC	94,450 SHARES	2,847,874	2,093,012
	BLOOM ENERGY CORP	4,500 SHARES	88,628	44,910
	BLUCORA INC	156,100 SHARES	3,316,067	4,158,504
	BLUEBIRD BIO INC	11,000 SHARES	598,116	1,091,200
	BLUEPRINT MEDICINES CORP	23,600 SHARES	2,174,987	1,272,276
	BNP PARIBAS SA	128,531 SHARES	7,852,536	5,800,070
	BOEING CO	20,972 SHARES	2,840,945	6,763,470
	BOISE CASCADE CO	37,809 SHARES	960,302	901,745

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	BOOKING HLDGS INC	5,697 SHARES	8,507,328	9,812,627
	BOTTOMLINE TECH DE INC	16,700 SHARES	1,191,029	801,600
	BOX INC	61,075 SHARES	1,390,944	1,030,946
	BP PLC	1,091,295 SHARES	6,443,558	6,893,077
	BRIGHTHOUSE FINCL INC	53,920 SHARES	3,049,356	1,643,482
	BRIGHTSPHERE INV GRP	374,377 SHARES	5,858,380	3,998,346
	BRIGHTVIEW HLDGS INC	49,153 SHARES	1,046,320	501,852
	BRITISH AMERICAN TOBACCO PLC	246,446 SHARES	12,323,232	7,846,841
	BROOKLINE BANCORP INC	106,029 SHARES	1,605,865	1,465,321
	BROOKS AUTOMATION INC	64,213 SHARES	1,622,209	1,681,096
	BUNGE LTD	73,050 SHARES	4,802,379	3,903,792
	BYLINE BANCORP INC	103,900 SHARES	2,233,611	1,730,974
	CACI INTL INC	16,300 SHARES	2,022,919	2,347,689
	CACTUS INC	18,414 SHARES	369,974	504,728
	CAIXABANK SA	812,371 SHARES	3,522,844	2,938,286
	CALERES INC	78,411 SHARES	2,137,244	2,182,178
	CANADIAN IMPRL BK OF COMMERCE	28,410 SHARES	2,347,875	2,115,045
	CANADIAN NATIONAL RAILWAY CO	24,670 SHARES	2,135,660	1,828,294
	CANADIAN NATRL RESOURCES LTD	112,150 SHARES	3,026,151	2,706,180
	CANADIAN PACIFIC RAILWAY LTD	16,856 SHARES	2,110,976	2,991,762
	CARA THERAPEUTICS INC	47,600 SHARES	486,300	618,800
	CARBON BLACK INC	88,240 SHARES	2,048,261	1,184,181
	CARDLYTICS INC	64,988 SHARES	1,055,093	703,820
	CARNIVAL CORP	56,830 SHARES	2,541,296	2,801,719
	CARNIVAL PLC	79,731 SHARES	3,961,499	3,821,153
	CATALYST PHARMACEUTICALS INC	342,100 SHARES	897,866	656,832
	CATHAY GENERAL BANCORP	22,879 SHARES	718,628	767,133
	CBIZ INC	84,100 SHARES	1,981,936	1,656,770
	CDW CORP/DE	122,612 SHARES	5,013,816	9,937,703
	CENTRAL GARDEN & PET CO	69,600 SHARES	1,585,447	2,175,000
	CENTRAL VALLEY CMMNTY BANCORP	8,400 SHARES	188,173	158,508
	CF INDUSTRIES HLDGS INC	78,700 SHARES	2,430,989	3,424,237
	CHATHAM LODGING TR	25,824 SHARES	525,479	456,568
	CHERRY HILL MORTGAGE INV CORP	25,200 SHARES	446,928	442,008
	CHESAPEAKE LODGING TR	29,933 SHARES	779,065	728,869
	CHEVRON CORP	30,975 SHARES	3,481,453	3,369,770
	CHINA MERCHANTS PT HLDGS CO LTD	992,858 SHARES	3,117,252	1,788,054
	CHINA MOBILE LTD	914,040 SHARES	9,088,399	8,796,760
	CHUBB LTD	71,318 SHARES	10,318,584	9,212,859
	CIE FINANCIERE RICHEMONT SA	90,996 SHARES	7,079,401	5,815,326
	CIENA CORP	112,100 SHARES	2,891,923	3,801,311
	CIRRUS LOGIC INC	85,800 SHARES	3,164,459	2,846,844
	CISCO SYSTEMS INC	222,200 SHARES	5,904,823	9,627,926
	CITIGRP INC	71,790 SHARES	3,637,790	3,737,387
	CLEARWAY ENER-C RG	195,400 SHARES	3,581,115	3,370,650
	CLEARWAY ENERGY INC	12,800 SHARES	222,789	216,576
	CLEVELAND-CLIFFS INC	135,400 SHARES	1,320,498	1,041,226
	CNO FINCL GRP INC	151,182 SHARES	2,837,412	2,249,588

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	COBHAM PLC	3,352,272 SHARES	5,193,293	4,172,110
	COGENT COMMUNICTNS HLDGS INC	37,371 SHARES	1,262,197	1,689,543
	COGNEX CORP	81,877 SHARES	4,417,938	3,166,184
	COHERUS BIOSCIENCES INC	105,100 SHARES	1,335,495	951,155
	COHU INC	85,400 SHARES	1,016,208	1,372,378
	COLONY CAPITAL INC	229,654 SHARES	3,154,987	1,074,781
	COLUMBIA PROPERTY TR INC	160,165 SHARES	3,514,941	3,099,193
	COLUMBUS MCKINNON CORP/NY	55,185 SHARES	1,373,181	1,663,276
	COMCAST CORP	141,000 SHARES	3,929,883	4,801,050
	COMMERCIAL METALS CO	53,316 SHARES	1,164,979	854,122
	COMMUNITY TR BANCORP INC	4,698 SHARES	160,626	186,088
	COMMVAULT SYSTEMS INC	88,900 SHARES	5,517,496	5,253,101
	CONCERT PHARMACEUTICALS INC	53,800 SHARES	1,494,910	675,190
	CONMED CORP	9,100 SHARES	720,777	584,220
	CONN'S INC	27,400 SHARES	818,149	516,764
	CONSOLIDATED WATER CO LTD	6,900 SHARES	93,774	80,454
	CONSTELLATION BRANDS INC	74,811 SHARES	13,584,336	12,031,105
	COOPER-STANDARD HLDGS INC	48,700 SHARES	4,242,337	3,025,244
	CORECIVIC INC	90,100 SHARES	2,160,513	1,606,483
	CORE-MARK HLDG CO INC	47,000 SHARES	1,598,733	1,092,750
	CORENERGY INFRASTRCTR TR INC	2,900 SHARES	105,061	95,932
	COREPOINT LODGING INC	138,600 SHARES	1,839,891	1,697,850
	CORESITE REALTY CORP	16,430 SHARES	965,997	1,433,189
	CORNERSTONE ONDEMAND INC	126,000 SHARES	6,787,793	6,354,180
	COSTAR GRP INC	3,114 SHARES	1,046,069	1,050,477
	COUSINS PROPERTIES INC	886,523 SHARES	7,227,080	7,003,532
	COVENANT TRANSPORTATION GRP INC	12,500 SHARES	353,248	240,000
	CRA INTL INC	13,627 SHARES	253,197	579,829
	CROSS COUNTRY HEALTHCARE INC	97,223 SHARES	1,081,093	712,645
	CUSHMAN & WAKEFIELD PLC	142,800 SHARES	2,377,617	2,066,316
	CVR ENERGY INC	8,795 SHARES	289,602	303,252
	CVS HEALTH CORP	107,881 SHARES	6,761,714	7,068,363
	CYBERARK SOFTWARE LTD	58,314 SHARES	2,791,963	4,323,400
	CYBER-CARE INC	12,250 SHARES	—	1,838
	CYPRESS SEMICONDUCTOR CORP	180,924 SHARES	1,706,588	2,301,353
	DANA INC	47,500 SHARES	1,030,745	647,425
	DANAHER CORP	36,465 SHARES	3,959,635	3,760,271
	DARLING INGREDIENTS INC	158,629 SHARES	2,795,175	3,052,022
	DEAN FOODS CO	98,274 SHARES	1,762,093	374,424
	DECKERS OUTDOOR CORP	34,800 SHARES	2,790,162	4,452,660
	DELEK US HLDGS INC	173,464 SHARES	5,457,300	5,639,315
	DENBURY RESOURCES INC	809,900 SHARES	3,771,345	1,384,929
	DERMIRA INC	163,700 SHARES	1,775,350	1,177,003
	DEUTSCHE POST AG	160,623 SHARES	5,286,884	4,390,263
	DEXCOM INC	59,766 SHARES	4,441,865	7,159,967
	DIAMONDROCK HOSPITALITY CO	99,538 SHARES	1,014,767	903,805
	DOCUSIGN INC	63,877 SHARES	2,726,864	2,560,190
	DORMAN PRODUCTS INC	7,262 SHARES	523,070	653,725

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	DOWDUPONT INC	115,523 SHARES	6,008,565	6,178,170
	DSW INC	58,500 SHARES	1,964,056	1,444,950
	DUKE ENERGY CORP	38,050 SHARES	3,161,305	3,283,715
	DYNAVAX TECH CORP	94,700 SHARES	707,593	866,505
	EAGLE BANCORP INC	35,631 SHARES	1,491,309	1,735,586
	EAST JAPAN RAILWAY CO	65,500 SHARES	5,629,351	5,797,480
	EAST WEST BANCORP INC	198,488 SHARES	6,728,209	8,640,183
	EBAY INC	191,240 SHARES	6,474,225	5,368,107
	EDWARDS LIFESCIENCES CORP	100,154 SHARES	8,337,458	15,340,588
	EL PASO ELECTRIC CO	67,736 SHARES	3,007,060	3,395,606
	ELANCO ANIMAL HEALTH INC	25,875 SHARES	875,716	815,839
	ELASTIC NV	38,900 SHARES	2,581,534	2,780,572
	EMCOR GRP INC	66,708 SHARES	4,072,585	3,981,801
	ENBRIDGE INC	1 SHARE	—	31
	ENCANA CORP	681,378 SHARES	6,669,470	3,931,219
	ENCOMPASS HEALTH CORP	61,700 SHARES	3,470,196	3,806,890
	ENDO INTL PLC	243,400 SHARES	2,494,160	1,776,820
	ENERSYS	16,800 SHARES	1,294,344	1,303,848
	ENGIE SA	157,477 SHARES	2,737,903	2,254,748
	ENGILITY HLDGS INC	36,756 SHARES	1,109,808	1,046,076
	ENOVA INTL INC	33,100 SHARES	1,202,237	644,126
	ENTERPRISE FINCL SRVCS CORP	5,200 SHARES	226,551	195,676
	ENTRAVISION COMMUNICTNS CORP	308,200 SHARES	963,802	896,862
	EQT CORP	73,648 SHARES	2,161,466	1,391,211
	EQUIFAX INC	88,263 SHARES	7,899,748	8,219,933
	EQUITRANS MIDSTREAM CORP	69,660 SHARES	2,056,395	1,394,593
	ESPERION THERAPEUTICS INC	24,800 SHARES	693,461	1,140,800
	ESSENDANT INC	147,993 SHARES	3,242,479	1,861,752
	EVERBRIDGE INC	48,481 SHARES	2,395,701	2,751,782
	EVERGY INC	84,062 SHARES	4,412,578	4,772,200
	EVO PAYMENTS INC	92,629 SHARES	1,872,843	2,285,157
	EXPRESS INC	52,381 SHARES	898,120	267,667
	EXTERRAN CORP	73,000 SHARES	2,308,137	1,292,100
	EXXON MOBIL CORP	145,750 SHARES	11,563,602	9,938,693
	FABRINET	138,400 SHARES	6,359,119	7,101,304
	FACEBOOK INC	86,401 SHARES	7,358,710	11,326,307
	FANUC CORP	30,700 SHARES	5,520,662	4,664,531
	FEDERAL SIGNAL CORP	45,046 SHARES	702,647	896,415
	FEDNAT HLDG CO	30,600 SHARES	744,094	609,552
	FERRO CORP	195,782 SHARES	2,650,342	3,069,862
	FIBROGEN INC	55,997 SHARES	2,145,412	2,591,541
	FIDELITY SOUTHERN CORP	40,410 SHARES	839,177	1,051,468
	FIFTH THIRD BANCORP	256,572 SHARES	5,539,892	6,037,139
	FINCL INSTITUTIONS INC	52,412 SHARES	1,682,007	1,346,988
	FIRST AMERICAN FINCL CORP	32,400 SHARES	1,230,337	1,446,336
	FIRST BANCORP/PUERTO RICO	838,000 SHARES	5,842,882	7,206,800
	FIRST BANCORP/STHRN PINES NC	55,183 SHARES	2,000,119	1,802,277
	FIRST BUSINESS FINCL SRVCS INC	13,493 SHARES	338,663	263,248

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	FIRST COMMUNITY BANKSHARES INC	16,219 SHARES	312,779	510,574
	FIRST FINCL BANCORP	16,241 SHARES	266,708	385,237
	FIRST INDUSTRIAL REALTY TR INC	123,747 SHARES	2,734,035	3,571,338
	FIRST MERCHANTS CORP	102,116 SHARES	3,930,514	3,499,515
	FIRST REPUBLIC BANK/CA	16,153 SHARES	1,465,845	1,403,696
	FIRSTCASH INC	83,357 SHARES	3,617,170	6,030,879
	FIVE BELOW INC	47,812 SHARES	3,109,018	4,892,124
	FLEETCOR TECH INC	86,189 SHARES	12,122,682	16,007,021
	FOCUS FINCL PARTNERS INC	18,259 SHARES	602,547	480,759
	FONAR CORP	15,600 SHARES	368,781	315,744
	FORTUNE BRANDS HOME & SCRTY INC	167,375 SHARES	8,072,960	6,358,576
	FORTY SEVEN INC	39,600 SHARES	632,951	622,512
	FORWARD AIR CORP	8,700 SHARES	569,143	477,195
	FOSSIL GRP INC	15,800 SHARES	486,562	248,534
	FRANKLIN RESOURCES INC	115,100 SHARES	3,839,989	3,413,866
	FTS INTL INC	90,400 SHARES	1,269,492	642,744
	FULTON FINCL CORP	145,224 SHARES	1,934,245	2,248,068
	FUTUREFUEL CORP	51,489 SHARES	734,392	816,616
	GAMING & LEISURE PROPERTIES INC	60,414 SHARES	944,955	1,951,976
	GANNETT CO INC	307,200 SHARES	2,873,934	2,620,416
	GARDNER DENVER HLDGS INC	91,235 SHARES	1,838,493	1,865,756
	GARTNER INC	40,394 SHARES	5,077,075	5,163,969
	GENERAC HLDGS INC	31,900 SHARES	1,791,391	1,585,430
	GENERAL ELECTRIC CO	376,700 SHARES	5,354,593	2,851,619
	GENERAL MOTORS CO	388 SHARES	—	12,979
	GEO GRP INC	226,050 SHARES	6,949,258	4,453,185
	GETTY REALTY CORP	73,800 SHARES	2,120,078	2,170,458
	G-III APPAREL GRP LTD	49,983 SHARES	2,175,321	1,394,026
	GILDAN ACTIVEWEAR INC	182,145 SHARES	4,825,375	5,526,496
	GILEAD SCIENCES INC	60,965 SHARES	5,066,010	3,813,361
	GIVAUDAN SA	1,374 SHARES	3,156,082	3,172,270
	GLAUKOS CORP	38,473 SHARES	1,036,559	2,161,028
	GLAXOSMITHKLINE PLC	153,507 SHARES	3,122,069	2,915,393
	GLOBAL BRASS & CPPR HLDGS INC	144,381 SHARES	3,373,263	3,631,182
	GLOBAL PAYMENTS INC	99,452 SHARES	6,797,695	10,256,485
	GLOBUS MEDICAL INC	15,800 SHARES	813,666	683,824
	GOOSEHEAD INSURANCE INC	66,521 SHARES	910,579	1,748,837
	GRAY TELEVISION INC	108,617 SHARES	1,416,217	1,601,015
	GREAT LAKES DRDG & DOCK CORP	231,077 SHARES	1,408,373	1,529,730
	GREEN DOT CORP	32,500 SHARES	1,444,601	2,584,400
	GREENBRIER COS INC	15,154 SHARES	463,444	599,189
	GRITSTONE ONCOLOGY INC	24,000 SHARES	360,000	370,800
	GRP 1 AUTOMOTIVE INC	19,700 SHARES	1,500,067	1,038,584
	GRPON INC	228,000 SHARES	1,210,619	729,600
	GUARDANT HEALTH INC	31,590 SHARES	1,018,443	1,187,468
	GW PHARMACEUTICALS PLC	15,893 SHARES	1,977,790	1,547,819
	HAEMONETICS CORP	60,300 SHARES	4,208,597	6,033,015
	HAMILTON BEACH BRANDS HLDG CO	9,550 SHARES	107,754	224,043

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	HANCOCK WHITNEY CORP	109,100 SHARES	4,879,447	3,780,315
	HANMI FINCL CORP	95,775 SHARES	2,279,246	1,886,768
	HAWAIIAN HLDGS INC	28,338 SHARES	1,057,824	748,407
	HC2 HLDGS INC	289,800 SHARES	1,466,160	765,072
	HCI GRP INC	17,334 SHARES	566,663	880,741
	HEALTHCARE SRVCS GRP INC	59,386 SHARES	2,331,560	2,386,129
	HEALTHEQUITY INC	26,985 SHARES	1,867,958	1,609,655
	HELEN OF TROY LTD	58,014 SHARES	6,156,700	7,610,277
	HERITAGE FINCL CORP	29,504 SHARES	996,092	876,859
	HERITAGE INSURANCE HLDGS INC	10,400 SHARES	159,486	153,088
	HERMAN MILLER INC	7,613 SHARES	217,810	230,293
	HERON THERAPEUTICS INC	71,500 SHARES	1,167,061	1,854,710
	HERSHA HOSPITALITY TR	174,611 SHARES	4,316,220	3,062,677
	HESS CORP	65,100 SHARES	3,532,195	2,636,550
	HIGHWOODS PROPERTIES INC	20,600 SHARES	995,915	797,014
	HILLENBRAND INC	92,500 SHARES	4,822,438	3,508,525
	HILTON WORLDWIDE HLDGS INC	141,978 SHARES	9,252,406	10,194,020
	HMS HLDGS CORP	29,100 SHARES	1,050,098	818,583
	HOLOGIC INC	91,160 SHARES	3,338,357	3,746,676
	HOME DEPOT INC	120,890 SHARES	12,690,060	20,771,320
	HOMESTREET INC	26,470 SHARES	637,617	561,958
	HOMOLOGY MEDICINES INC	63,300 SHARES	1,014,438	1,415,388
	HOOKER FURNITURE CORP	25,300 SHARES	1,095,271	666,402
	HORIZON PHARMA PLC	298,892 SHARES	5,577,735	5,840,350
	HOULIHAN LOKEY INC	23,185 SHARES	687,113	853,208
	HUBSPOT INC	40,962 SHARES	2,495,982	5,150,152
	HUDSON LTD	133,723 SHARES	2,493,060	2,293,349
	HUDSON PACIFIC PROPERTIES INC	15,792 SHARES	469,088	458,916
	HURCO COS INC	5,387 SHARES	132,026	192,316
	HURON CONSULTING GRP INC	47,531 SHARES	1,846,236	2,438,816
	HYSTER-YALE MTRLS HANDLING INC	11,197 SHARES	588,985	693,766
	IBERIABANK CORP	15,572 SHARES	1,196,496	1,000,968
	ICF INTL INC	5,800 SHARES	244,814	375,724
	ICHOR HLDGS LTD	59,300 SHARES	1,386,239	966,590
	IDACORP INC	16,276 SHARES	1,128,148	1,514,645
	IHS MARKIT LTD	234,761 SHARES	8,344,858	11,261,485
	ILLINOIS TOOL WORKS INC	28,250 SHARES	2,474,641	3,578,993
	IMAX CORP	122,333 SHARES	2,783,652	2,301,084
	IMMERSION CORP	357,300 SHARES	3,934,188	3,201,408
	IMPERVA INC	49,000 SHARES	2,157,431	2,728,810
	INDEPENDENCE REALTY TR INC	253,973 SHARES	2,439,731	2,331,472
	INFRAREIT INC	27,200 SHARES	533,033	571,744
	ING GROEP NV	264,088 SHARES	3,334,805	2,840,806
	INGEVITY CORP	19 SHARES	—	1,591
	INOGEN INC	29,840 SHARES	3,448,714	3,705,233
	INPHI CORP	17,455 SHARES	554,285	561,178
	INSIGHT ENTERPRISES INC	72,764 SHARES	2,956,778	2,965,133
	INSMED INC	74,300 SHARES	1,854,219	974,816

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	INSPERITY INC	47,916 SHARES	1,509,760	4,473,438
	INSTEEL INDUSTRIES INC	6,200 SHARES	245,030	150,536
	INTEGER HLDGS CORP	84,600 SHARES	3,329,723	6,451,596
	INTEGRA LIFESCIENCES HLDGS CORP	43,455 SHARES	1,977,666	1,959,820
	INTERCONTINENTAL EXCHANGE INC	125,983 SHARES	6,683,759	9,490,299
	INTL PAPER CO	129,900 SHARES	6,104,026	5,242,764
	INTERXION HLDG NV	78,359 SHARES	2,282,382	4,243,923
	INTL. FCSTONE INC	4,922 SHARES	138,092	180,047
	INV TECHNOLOGY GRP INC	104,700 SHARES	2,264,402	3,166,128
	JAPAN AIRLINES CO LTD	141,000 SHARES	4,786,265	5,000,510
	JELD-WEN HLDG INC	41,992 SHARES	1,186,374	596,706
	JERNIGAN CAPITAL INC	38,900 SHARES	766,311	770,998
	JOHNSON & JOHNSON	61,203 SHARES	5,009,195	7,898,247
	JOHNSON CONTROLS INTL PLC	186,599 SHARES	7,081,059	5,532,660
	JOHNSON MATTHEY PLC	56,233 SHARES	2,321,010	2,004,598
	JOUNCE THERAPEUTICS INC	65,800 SHARES	1,083,939	221,746
*	JPMORGAN CHASE & CO	45,083,181 SHARES	2,748,374,468	4,401,020,129
	K12 INC	60,523 SHARES	571,568	1,500,365
	KADANT INC	21,325 SHARES	886,076	1,737,134
	KB HOME	93,700 SHARES	2,557,843	1,789,670
	KBR INC	317,600 SHARES	5,809,112	4,821,168
	KDDI CORP	266,300 SHARES	4,598,640	6,368,967
	KELLY SRVCS INC	5,349 SHARES	81,935	109,548
	KEMET CORP	194,800 SHARES	4,132,630	3,416,792
	KEYCORP	228,379 SHARES	3,554,631	3,375,442
	KFORCE INC	8,100 SHARES	226,786	250,452
	KIMBALL ELECTRONICS INC	78,754 SHARES	940,216	1,219,899
	KIMBALL INTL INC	34,249 SHARES	355,090	485,993
	KIMBERLY-CLARK CORP	64,100 SHARES	7,355,274	7,303,554
	KLX ENERGY SRVCS HLDGS INC	43,473 SHARES	1,156,657	1,019,442
	KNOLL INC	85,100 SHARES	1,672,412	1,402,448
	KOHL'S CORP	28,159 SHARES	1,375,695	1,868,068
	KORN/FERRY INTL	76,328 SHARES	2,046,346	3,018,009
	KROGER CO	34,400 SHARES	1,009,016	946,000
	LA JOLLA PHARMACEUTICAL CO	88,470 SHARES	2,935,045	834,272
	LANNETT CO INC	138,000 SHARES	1,719,083	684,480
	LANTHEUS HLDGS INC	118,000 SHARES	1,857,415	1,846,700
	LAS VEGAS SANDS CORP	45,373 SHARES	2,427,852	2,361,665
	LIBERTY EXPEDIA HLDGS INC	73,400 SHARES	3,305,684	2,870,674
	LIBERTY LATIN AMERICA LTD	136,830 SHARES	1,987,223	1,981,298
	LIFETIME BRANDS INC	44,733 SHARES	642,084	448,672
	LIGAND PHARMACEUTICALS INC	10,216 SHARES	1,373,789	1,386,311
	LIMELIGHT NETWORKS INC	686,800 SHARES	2,606,651	1,607,112
	LINDE PLC	69,275 SHARES	9,136,543	10,972,012
	LITTELFUSE INC	7,321 SHARES	1,078,718	1,255,405
	LLOYDS BANKING GRP PLC	5,161,479 SHARES	4,831,577	3,408,442
	LOCKHEED MARTIN CORP	44,573 SHARES	12,069,573	11,670,994
	LOEWS CORP	100,333 SHARES	4,126,610	4,567,158

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	LOUISIANA-PACIFIC CORP	157,400 SHARES	3,675,986	3,497,428
	LOXO ONCOLOGY INC	19,900 SHARES	1,626,628	2,787,393
	LSC COMMUNICATIONS INC	149,000 SHARES	2,450,835	1,043,000
	MADRIGAL PHARMACEUTICALS INC	4,760 SHARES	1,111,149	536,547
	MAGNA INTL INC	28,409 SHARES	1,524,062	1,291,189
	MALLINCKRODT PLC	64,600 SHARES	2,010,274	1,020,680
	MANTECH INTL CORP	53,500 SHARES	2,971,913	2,797,782
	MANULIFE FINCL CORP	515,005 SHARES	9,268,287	7,303,886
	MARCUS & MILLICHAP INC	57,700 SHARES	1,934,834	1,980,841
	MARKEL CORP	8,822 SHARES	7,001,335	9,157,677
	MARKETAXESS HLDGS INC	26,967 SHARES	4,218,941	5,698,397
	MARLIN BUSINESS SRVCS CORP	8,000 SHARES	173,495	178,640
	MARRIOTT VACATIONS WW CORP	20,700 SHARES	1,822,582	1,459,557
	MARSH & MCLENNAN COS INC	163,024 SHARES	8,343,185	13,001,164
	MARVELL TECHNOLOGY GRP LTD	69,475 SHARES	612,432	1,124,800
	MASIMO CORP	8,900 SHARES	539,613	955,593
	MASONITE INTL CORP	15,900 SHARES	1,065,263	712,797
	MASTEC INC	91,600 SHARES	2,188,646	3,715,296
	MASTERCARD INC	133,908 SHARES	9,469,891	25,261,744
	MATRIX SERVICE CO	73,000 SHARES	1,142,449	1,309,620
	MATTEL INC	81,341 SHARES	1,823,334	812,597
	MAXIM INTEGRATED PRODUCTS INC	20,000 SHARES	1,214,979	1,017,000
	MAXIMUS INC	6,000 SHARES	410,729	390,540
	MAXLINEAR INC	167,575 SHARES	3,355,168	2,949,320
	MCDERMOTT INTL INC	75,733 SHARES	1,492,547	495,294
	MEDICINES CO	8,200 SHARES	323,179	156,948
	MEDTRONIC PLC	105,388 SHARES	6,996,775	9,586,092
	MENLO THERAPEUTICS INC	157,200 SHARES	1,679,687	647,664
	MERCK & CO INC	129,215 SHARES	5,970,011	9,873,318
	MERIT MEDICAL SYSTEMS INC	37,143 SHARES	2,208,464	2,072,951
	MERITOR INC	317,926 SHARES	3,505,145	5,376,129
	MERSANA THERAPEUTICS INC	55,300 SHARES	798,587	225,624
	METHODE ELECTRONICS INC	134,440 SHARES	4,455,889	3,131,108
	METLIFE INC	122,687 SHARES	5,265,539	5,037,528
	MFA FINCL INC	624,655 SHARES	4,773,819	4,172,695
	MGE ENERGY INC	9,936 SHARES	463,170	595,763
	MGIC INV CORP	173,300 SHARES	2,128,180	1,812,718
	MGP INGREDIENTS INC	35,587 SHARES	2,386,967	2,030,238
	MICRO FOCUS INTL PLC	222,202 SHARES	5,336,113	3,913,841
	MICROCHIP TECHNOLOGY INC	145,289 SHARES	12,155,311	10,449,185
	MICROSOFT CORP	632,317 SHARES	46,534,075	64,224,438
	MICROSTRATEGY INC	7,700 SHARES	1,438,224	983,675
	MILACRON HLDGS CORP	258,026 SHARES	4,954,140	3,067,929
	MINDBODY INC	82,637 SHARES	1,883,858	3,007,987
	MIRATI THERAPEUTICS INC	31,296 SHARES	1,654,821	1,327,576
	MOBILE MINI INC	112,018 SHARES	3,648,228	3,556,571
	MODINE MFG CO	15,600 SHARES	325,572	168,636
	MOELIS & CO	41,225 SHARES	1,351,205	1,417,315

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	MOLINA HEALTHCARE INC	49,375 SHARES	3,341,200	5,738,362
	MONOLITHIC POWER SYSTEMS INC	14,025 SHARES	617,901	1,630,406
	MONRO INC	31,366 SHARES	1,695,809	2,156,412
	MONSTER BEVERAGE CORP	232,433 SHARES	7,696,986	11,440,352
	MOOG INC-CLASS A	9,400 SHARES	488,334	728,312
	MORGAN STANLEY	220,350 SHARES	6,611,525	8,736,877
	MOTORS LIQUIDATION CO GUC TR	765 SHARES	—	6,923
	MRC GLOBAL INC	193,700 SHARES	4,036,289	2,368,951
	MSCI INC	53,012 SHARES	4,287,311	7,815,559
	MUELLER WATER PRODUCTS INC	60,719 SHARES	552,712	552,543
	NATERA INC	59,643 SHARES	1,358,810	832,616
	NATIONAL GENERAL HLDGS CORP	15,355 SHARES	356,539	371,745
	NATIONAL STORAGE AFFILIATES TR	116,461 SHARES	2,408,647	3,081,558
	NATIONAL VISION HLDGS INC	42,871 SHARES	1,728,810	1,207,676
	NBT BANCORP INC	8,741 SHARES	242,668	302,351
	NETFLIX INC	33,345 SHARES	6,811,512	8,925,123
	NEW JERSEY RESOURCES CORP	38,456 SHARES	1,237,129	1,756,286
	NEW RELIC INC	29,718 SHARES	1,299,512	2,406,266
	NEWMARK GRP INC	110,245 SHARES	829,254	884,165
	NEWS CORP	178,300 SHARES	2,342,654	2,023,705
	NEXSTAR MEDIA GRP INC	7,778 SHARES	431,715	611,662
	NEXTERA ENERGY INC	72,029 SHARES	3,896,875	4,410,717
	NEXTERA ENERGY PARTNERS LP	32,448 SHARES	1,515,514	1,396,886
	NIELSEN HLDGS PLC	119,400 SHARES	3,472,317	2,785,602
	NIKE INC	43,523 SHARES	2,482,191	3,226,795
	NINE ENERGY SERVICE INC	57,200 SHARES	1,966,384	1,289,288
	NN INC	178,558 SHARES	3,851,798	1,198,124
	NORTHEAST BANCORP	11,200 SHARES	211,020	187,376
	NORTHROP GRUMMAN CORP	31,774 SHARES	7,831,904	7,781,453
	NOVARTIS AG	68,366 SHARES	4,874,883	5,828,240
	NOW INC	85,700 SHARES	1,471,082	997,548
	NOWAUTO INC	12,999 SHARES	—	1
	NUVASIVE INC	26,553 SHARES	1,422,762	1,315,967
	OCCIDENTAL PETROLEUM CORP	88,900 SHARES	6,526,023	5,456,682
	OCEANFIRST FINCL CORP	33,400 SHARES	965,251	751,834
	OFFICE DEPOT INC	1,565,574 SHARES	7,127,225	4,039,181
	OLD LINE BANCSHARES INC	54,792 SHARES	1,885,893	1,442,125
	OMNOVA SOLUTIONS INC	40,478 SHARES	243,503	296,704
	OOMA INC	87,600 SHARES	961,391	1,215,888
	ORASURE TECH INC	96,977 SHARES	1,056,252	1,132,691
	O'REILLY AUTOMOTIVE INC	25,420 SHARES	6,598,749	8,752,869
	OWENS & MINOR INC	245,177 SHARES	3,553,991	1,551,970
	PACIFIC MERCANTILE BANCORP	14,200 SHARES	115,785	101,530
	PACWEST BANCORP	69,580 SHARES	2,910,791	2,315,622
	PARK-OHIO HLDGS CORP	10,759 SHARES	371,616	330,194
	PARTY CITY HOLDCO INC	293,029 SHARES	4,616,248	2,924,429
	PAYCOM SOFTWARE INC	18,084 SHARES	594,692	2,214,386
	PAYPAL HLDGS INC	186,378 SHARES	8,687,363	15,672,526

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	PEABODY ENERGY CORP	57,400 SHARES	2,321,807	1,749,552
	PEBBLEBROOK HOTEL TR	100,914 SHARES	3,023,137	2,856,875
	PENN NATIONAL GAMING INC	82,758 SHARES	1,465,131	1,558,333
	PENNYMAC FINCL SRVCS INC	24,890 SHARES	393,064	529,161
	PEPSICO INC	41,387 SHARES	3,418,652	4,572,436
	PERFORMANCE FOOD GRP CO	195,154 SHARES	4,992,463	6,297,620
	PERRIGO CO PLC	63,050 SHARES	4,392,648	2,443,187
	PERSPECTA INC	43,100 SHARES	937,283	742,182
	PFIZER INC	272,100 SHARES	7,290,560	11,877,165
	PG&E CORP	109,963 SHARES	4,867,271	2,611,621
	PGT INNOVATIONS INC	167,913 SHARES	2,361,741	2,661,421
	PHIBRO ANIMAL HEALTH CORP	28,400 SHARES	1,317,089	913,344
	PHILIP MORRIS INTL INC	80,670 SHARES	7,174,047	5,385,529
	PILGRIM'S PRIDE CORP	79,626 SHARES	1,703,214	1,234,999
	PINNACLE FINCL PARTNERS INC	83,114 SHARES	2,969,969	3,831,555
	PLANET FITNESS INC	103,434 SHARES	2,100,274	5,546,131
	PLATCOM INC	1 SHARE	—	1
	PNC FINCL SRVCS GRP INC	46,300 SHARES	6,865,393	5,412,933
	PNM RESOURCES INC	22,700 SHARES	916,358	932,743
	POLYONE CORP	79,103 SHARES	2,867,276	2,262,346
	POPULAR INC	122,116 SHARES	3,925,242	5,766,318
	PORTLAND GENERAL ELECTRIC CO	105,338 SHARES	3,874,045	4,829,747
	PREFERRED APT COMMUNITIES INC	62,000 SHARES	1,070,312	871,720
	PREMIER FINCL BANCORP INC	7,187 SHARES	85,477	107,158
	PREMIER INC	55,824 SHARES	1,851,351	2,085,026
	PRESTIGE CONSUMER HLTHCR INC	57,652 SHARES	2,887,720	1,780,294
	PRINCIPIA BIOPHARMA INC	2,900 SHARES	49,300	79,431
	PROGRESSIVE CORP/THE	159,844 SHARES	10,848,877	9,643,389
	PROOFPOINT INC	40,081 SHARES	1,683,769	3,359,189
	PRUDENTIAL PLC	501,370 SHARES	10,533,223	8,952,398
	PS BUSINESS PARKS INC	2,701 SHARES	234,204	353,831
	PZENA INV MANAGEMENT INC	18,800 SHARES	223,683	162,620
	Q2 HLDGS INC	51,944 SHARES	1,305,605	2,573,825
	QAD INC	7,700 SHARES	238,105	302,841
	QTS REALTY TR INC	48,204 SHARES	2,171,948	1,785,958
	QUAD/GRAPHICS INC	246,408 SHARES	4,660,096	3,035,747
	QUALCOMM INC	125,584 SHARES	7,960,382	7,146,985
	QUINSTREET INC	69,700 SHARES	927,719	1,131,231
	RA PHARMACEUTICALS INC	88,000 SHARES	1,511,535	1,601,600
	RADIAN GRP INC	24,400 SHARES	563,767	399,184
	RADIUS HEALTH INC	7,900 SHARES	380,181	130,271
	RADNET INC	86,200 SHARES	547,550	876,654
	RAMACO RESOURCES INC	58,400 SHARES	406,939	289,080
	RAMBUS INC	126,889 SHARES	946,564	973,239
	RAYONIER ADVANCED MATERLS INC	15,700 SHARES	324,139	167,205
	RAYTHEON CO	18,279 SHARES	1,664,959	2,803,085
	REDWOOD TR INC	127,464 SHARES	1,756,760	1,920,882
	REGAL BELOIT CORP	9,871 SHARES	571,239	691,464

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	RENASANT CORP	85,722 SHARES	3,166,856	2,587,090
	RENEWABLE ENERGY GRP INC	99,900 SHARES	1,752,983	2,567,430
	RESTORBIO INC	46,660 SHARES	631,359	402,209
	RETAIL OPPORTUNITY INVS CORP	248,360 SHARES	4,475,171	3,943,957
	REVANCE THERAPEUTICS INC	16,300 SHARES	521,484	328,119
	REX AMERICAN RESOURCES CORP	1,591 SHARES	82,649	108,363
	REXFORD INDUSTRIAL REALTY INC	41,500 SHARES	828,407	1,223,005
	REXNORD CORP	172,494 SHARES	3,636,058	3,958,737
	RH	18,400 SHARES	2,276,797	2,204,688
	RHYTHM PHARMACEUTICALS INC	42,000 SHARES	1,017,273	1,128,960
	RIGNET INC	61,100 SHARES	800,057	772,304
	RLJ LODGING TR	60,496 SHARES	1,337,838	992,134
	ROCHE HLDG AG	22,950 SHARES	4,741,091	5,666,494
	ROLLS-ROYCE HLDGS PLC	14,493,202 SHARES	3,749,530	3,277,766
	ROSS STORES INC	75,081 SHARES	3,428,101	6,246,739
	ROYAL DUTCH SHELL PLC	260,427 SHARES	6,442,534	7,761,308
	RUDOLPH TECH INC	19,500 SHARES	347,184	399,165
	RUSH ENTERPRISES INC	9,800 SHARES	346,783	337,904
	RUTH'S HOSPITALITY GRP INC	58,100 SHARES	1,104,403	1,320,613
	RYERSON HLDG CORP	39,100 SHARES	476,205	247,894
	S&P GLOBAL INC	37,370 SHARES	6,616,971	6,350,658
	SAGE THERAPEUTICS INC	15,500 SHARES	1,234,502	1,484,745
	SAIA INC	54,135 SHARES	3,312,100	3,021,816
	SAILPOINT TECH HLDG INC	68,200 SHARES	828,399	1,602,018
	SALESFORCE.COM INC	92,819 SHARES	5,396,664	12,713,418
	SAMSUNG ELECTRONICS CO LTD	5,537 SHARES	3,352,887	4,800,579
	SANDERSON FARMS INC	9,598 SHARES	749,966	952,985
	SANMINA CORP	166,399 SHARES	3,728,976	4,003,560
	SAP SE	51,883 SHARES	3,771,545	5,155,823
	SAREPTA THERAPEUTICS INC	15,900 SHARES	677,005	1,735,167
	SCHNEIDER NATIONAL INC	28,300 SHARES	535,525	528,361
	SCHWEITZER-MAUDUIT INTL INC	88,449 SHARES	3,731,713	2,215,647
	SEACOAST BANKING CORP OF FL	99,395 SHARES	2,350,740	2,586,258
	SELECTA BIOSCIENCES INC	114,300 SHARES	1,491,562	304,038
	SELECTIVE INSURANCE GRP INC	10,567 SHARES	357,294	643,953
	SEMGRP CORP	57,386 SHARES	2,397,210	790,779
	SEMPRA ENERGY	34,650 SHARES	3,804,726	3,748,783
	SERVICENOW INC	92,812 SHARES	5,612,571	16,525,177
	SHERWIN-WILLIAMS CO	15,003 SHARES	3,550,233	5,903,080
	SHORE BANCSHARES INC	17,400 SHARES	294,899	252,996
	SI-BONE INC	7,700 SHARES	115,500	160,853
	SIERRA BANCORP	8,161 SHARES	150,417	196,109
	SIGNATURE BANK/NEW YORK NY	16,944 SHARES	2,449,734	1,742,013
	SIGNET JEWELERS LTD	12,000 SHARES	772,351	381,240
	SINCLAIR BROADCAST GRP INC	144,748 SHARES	4,546,576	3,812,662
	SK TELECOM CO LTD	278,901 SHARES	6,254,751	7,474,547
	SKYWEST INC	71,600 SHARES	1,977,090	3,184,052
	SL GREEN REALTY CORP	33,002 SHARES	3,223,892	2,609,798

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	SOMPO HLDGS INC	122,400 SHARES	4,896,357	4,163,485
	SOUTHERN CO/THE 5	183,591 SHARES	8,885,542	8,063,317
	SOUTHWEST AIRLINES CO	123,300 SHARES	4,384,002	5,730,984
	SOUTHWEST GAS HLDGS INC	36,105 SHARES	2,572,667	2,762,032
	SPARK ENERGY INC	210,634 SHARES	2,667,193	1,565,011
	SPARK THERAPEUTICS INC	27,700 SHARES	1,590,822	1,084,178
	SPARTANNASH CO	89,053 SHARES	1,983,455	1,529,931
	SPIRIT AIRLINES INC	45,023 SHARES	1,678,393	2,607,732
	SPOTIFY TECHNOLOGY SA	46,389 SHARES	6,435,884	5,265,151
	SPROUTS FARMERS MARKET INC	115,359 SHARES	2,531,609	2,712,090
	SPS COMMERCE INC	10,700 SHARES	964,445	881,466
	SPX FLOW INC	19,200 SHARES	824,047	584,064
	SS&C TECH HLDGS INC	210,600 SHARES	10,425,534	9,500,166
	SSE PLC	508,141 SHARES	9,916,929	6,999,126
	STAMPS.COM INC	7,643 SHARES	1,902,595	1,189,557
	STANDEX INTL CORP	3,761 SHARES	304,646	252,664
	STEELCASE INC	79,736 SHARES	1,431,537	1,182,485
	STEPAN CO	29,900 SHARES	2,552,974	2,212,600
	STERICYCLE INC	42,310 SHARES	2,867,435	1,552,354
	STERLING CONSTRUCTION CO INC	54,400 SHARES	594,051	592,416
	STEVEN MADDEN LTD	96,717 SHARES	3,005,702	2,926,656
	STEWART INFO SRVCS CORP	45,414 SHARES	1,628,804	1,880,140
	STIFEL FINCL CORP	5,500 SHARES	337,835	227,810
	STONERIDGE INC	5,419 SHARES	76,156	133,578
	STRATEGIC EDUCATION INC	4,535 SHARES	243,578	514,360
	SUMITOMO MITSUI FINCL GRP INC	116,600 SHARES	4,398,048	3,873,736
	SUMMIT HOTEL PROPERTIES INC	129,137 SHARES	1,740,194	1,256,503
	SUMMIT MATERIALS INC	275,114 SHARES	6,744,343	3,411,414
	SUN COMMUNITIES INC	7,795 SHARES	558,931	792,829
	SUNSTONE HOTEL INVESTORS INC	200,811 SHARES	2,897,157	2,612,551
	SUTRO BIOPHARMA INC	19,200 SHARES	288,000	173,184
	SVMK INC	128,000 SHARES	1,466,916	1,570,560
	SYNEOS HEALTH INC	30,000 SHARES	1,419,388	1,180,500
	SYROS PHARMACEUTICALS INC	149,400 SHARES	1,768,233	832,158
	TABULA RASA HEALTHCARE INC	25,886 SHARES	1,590,100	1,650,491
	TAKEDA PHARMACEUTICAL CO LTD	300,300 SHARES	14,854,496	10,140,924
	TALLGRASS ENERGY LP	75,755 SHARES	1,814,612	1,843,877
	TAYLOR MORRISON HOME CORP	243,700 SHARES	5,261,580	3,874,830
	TCF FINCL CORP	316,900 SHARES	4,280,104	6,176,381
	TD AMERITRADE HLDG CORP	128,093 SHARES	6,108,026	6,271,433
	TE CONNECTIVITY LTD	27,100 SHARES	1,328,786	2,049,573
	TECH DATA CORP	84,984 SHARES	7,249,896	6,952,541
	TEGNA INC	47,200 SHARES	622,947	513,064
	TELADOC HEALTH INC	29,872 SHARES	1,026,145	1,480,755
	TENCENT HLDGS LTD	117,195 SHARES	5,906,263	4,625,687
	TENET HEALTHCARE CORP	217,800 SHARES	5,410,117	3,733,092
	TENNECO INC	145,100 SHARES	4,318,128	3,974,289
	TEREX CORP	40,083 SHARES	1,279,925	1,105,088

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	TEXAS INSTRUMENTS INC	45,141 SHARES	2,559,909	4,265,824
	TEXAS ROADHOUSE INC	58,157 SHARES	2,196,977	3,471,973
	THERAPEUTICSMD INC	278,300 SHARES	1,267,165	1,060,323
	THERMO FISHER SCIENTIFIC INC	45,682 SHARES	6,958,737	10,223,175
	THERMON GRP HLDGS INC	54,702 SHARES	1,305,997	1,109,357
	THIRD POINT REINSURANCE LTD	160,100 SHARES	1,631,103	1,543,364
	TIER REIT INC	67,500 SHARES	1,616,305	1,392,525
	TILLY'S INC	132,200 SHARES	2,459,511	1,435,692
	TIVITY HEALTH INC	33,024 SHARES	989,588	819,325
	TJX COS INC	84,240 SHARES	4,010,136	3,768,898
	TOTAL SA	177,688 SHARES	8,969,696	9,271,760
	TOWER INTL INC	14,649 SHARES	404,416	348,646
	TOWNE BANK/PORTSMOUTH VA	5,752 SHARES	125,941	137,760
	TRADE DESK INC	19,468 SHARES	1,025,882	2,259,456
	TRANSCANADA CORP	105,287 SHARES	4,678,305	3,758,746
	TRANSUNION	229,002 SHARES	7,640,161	13,007,314
	TRAVELPORT WORLDWIDE LTD	406,900 SHARES	5,332,776	6,355,778
	TREEHOUSE FOODS INC	7,000 SHARES	652,197	354,970
	TRICO BANCSHARES	12,035 SHARES	330,211	406,663
	TRIMAS CORP	27,424 SHARES	495,688	748,401
	TRINET GRP INC	88,400 SHARES	2,667,012	3,708,380
	TRINSEO SA	120,496 SHARES	5,564,136	5,516,307
	TRIPLE-S MANAGEMENT CORP	105,449 SHARES	2,357,811	1,833,758
	TRISTATE CAPITAL HLDGS INC	20,016 SHARES	263,660	389,511
	TRUEBLUE INC	139,281 SHARES	3,543,933	3,099,002
	TURNING POINT BRANDS INC	30,300 SHARES	894,354	824,766
	TUTOR PERINI CORP	36,785 SHARES	619,098	587,456
	TWENTY-FIRST CENTURY FOX INC	200,350 SHARES	5,797,769	9,572,723
	TWIST BIOSCIENCE CORP	34,800 SHARES	778,396	803,532
	TYSON FOODS INC	152,750 SHARES	8,611,348	8,156,850
	ULTRA CLEAN HLDGS INC	156,029 SHARES	874,754	1,321,566
	UMPQUA HLDGS CORP	225,500 SHARES	3,910,450	3,585,450
	UNDER ARMOUR INC	354,840 SHARES	6,462,926	6,270,023
	UNICREDIT SPA	808,158 SHARES	12,382,678	9,140,530
	UNIFIRST CORP/MA	16,100 SHARES	2,713,874	2,303,427
	UNION BANKSHARES CORP	64,385 SHARES	2,576,226	1,817,589
	UNISYS CORP	227,266 SHARES	2,309,833	2,643,104
	UNITED COMMUNITY BANKS INC/GA	50,500 SHARES	1,665,663	1,083,730
	UNITED FIRE GRP INC	11,609 SHARES	437,473	643,719
	UNITED PARCEL SERVICE INC	43,000 SHARES	4,905,894	4,193,790
	UNITED TECH CORP	19,483 SHARES	1,867,312	2,074,550
	UNITEDHEALTH GRP INC	67,718 SHARES	11,417,809	16,869,908
	UNIVAR INC	65,197 SHARES	1,474,394	1,156,595
	UNIVERSAL FOREST PRODUCTS INC	105,600 SHARES	2,672,532	2,741,376
	UNIVERSAL INSURANCE HLDGS INC	8,829 SHARES	237,053	334,796
	UNIVERSAL LOGISTICS HLDGS INC	6,540 SHARES	93,064	118,309
	UPWORK INC	54,500 SHARES	821,069	986,995
	US BANCORP	153,100 SHARES	7,151,383	6,996,670

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	US FOODS HLDG CORP	30,500 SHARES	761,649	965,020
	USANA HEALTH SCIENCES INC	4,324 SHARES	279,608	509,065
	VAIL RESORTS INC	3,939 SHARES	231,022	830,420
	VARONIS SYSTEMS INC	81,239 SHARES	2,325,724	4,297,543
	VECTRUS INC	110,313 SHARES	2,341,995	2,380,555
	VERITIV CORP	14,000 SHARES	496,003	349,580
	VERIZON COMMUNICATIONS INC	164,200 SHARES	8,292,931	9,231,324
	VERSO CORP	136,300 SHARES	2,508,654	3,053,120
	VIRTUSA CORP	36,300 SHARES	1,646,716	1,546,017
	VISA INC	153,238 SHARES	8,993,885	20,218,222
	VISHAY INTERTECHNOLOGY INC	96,200 SHARES	1,743,190	1,732,562
	VISHAY PRECISION GRP INC	26,600 SHARES	696,291	804,118
	VISTRA ENERGY CORP	26,975 SHARES	342,824	617,458
	VODAFONE GRP PLC	2,572,290 SHARES	6,670,660	5,009,109
	VOLKSWAGEN AG	79,186 SHARES	14,222,359	12,575,243
	VSE CORP	4,182 SHARES	127,350	125,084
	VULCAN MATERIALS CO	9,073 SHARES	743,923	896,412
	W&T OFFSHORE INC	450,300 SHARES	1,207,321	1,855,236
	WABASH NATIONAL CORP	189,125 SHARES	2,619,631	2,473,755
	WAGEWORKS INC	146,000 SHARES	4,420,595	3,965,360
	WALKER & DUNLOP INC	24,944 SHARES	713,298	1,078,828
	WALMART INC	65,950 SHARES	4,894,876	6,143,242
	WARRIOR MET COAL INC	83,600 SHARES	1,981,127	2,015,596
	WAVE LIFE SCIENCES LTD	42,300 SHARES	1,154,631	1,778,292
	WAYFAIR INC	39,437 SHARES	4,255,617	3,552,485
	WEIGHT WATCHERS INTL INC	28,000 SHARES	2,520,314	1,079,400
	WELBILT INC	67,933 SHARES	1,449,122	754,736
	WELLCARE HEALTH PLANS INC	10,538 SHARES	1,071,265	2,487,916
	WELLS FARGO & CO	294,100 SHARES	14,873,977	13,552,128
	WESTROCK CO	126 SHARES	—	4,758
	WEYERHAEUSER CO	157,850 SHARES	4,621,935	3,450,601
	WINGSTOP INC	35,074 SHARES	910,880	2,251,400
	WINTR FINCL CORP	142,032 SHARES	8,771,311	9,443,708
	WORKDAY INC	69,062 SHARES	5,980,464	11,027,820
	WPX ENERGY INC	375,590 SHARES	4,149,937	4,262,946
	WW OIL AND GAS INC	284 SHARES	—	2
	XENCOR INC	31,400 SHARES	482,085	1,135,424
	XENIA HOTELS & RESORTS INC	233,900 SHARES	4,863,513	4,023,080
	YETI HLDGS INC	28,900 SHARES	520,058	428,876
	Y-MABS THERAPEUTICS INC	5,800 SHARES	92,800	117,972
	YRC WORLDWIDE INC	17,732 SHARES	155,252	55,856
	ZENDESK INC	55,316 SHARES	1,368,065	3,228,795
	ZIMMER BIOMET HLDGS INC	13,700 SHARES	1,503,566	1,420,964
	ZUMIEZ INC	81,300 SHARES	1,859,718	1,558,521
	TOTAL EQUITY SECURITIES		4,904,532,734	6,694,850,617
CORPORATE DEBT AND ASSET-BACKED SECURITIES:
	8TH AVENUE FOOD & PROVISIONS, INC	ZCP 21/SEP/2025 739,313	737,465	726,068
	8TH AVENUE FOOD & PROVISIONS, INC	ZCP 21/SEP/2026 357,453	354,772	354,325

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	ABBVIE INC	2.85% 14/MAY/2023 500,000	508,126	481,790
	ABBVIE INC	2.9% 06/NOV/2022 2,000,000	1,944,812	1,946,059
	ABBVIE INC	3.2% 06/NOV/2022 350,000	346,053	344,774
	ACADIA HEALTHCARE CO INC	5.125% 01/JUL/2022 370,000	370,000	353,350
	ACADIA HEALTHCARE CO INC	5.625% 15/FEB/2023 230,000	230,000	217,925
	ACADIA HEALTHCARE CO INC	6.5% 01/MAR/2024 1,279,000	1,292,764	1,234,235
	ACTIVISION BLIZZARD INC	2.6% 15/JUN/2022 700,000	697,690	679,038
	AERCAP DELOS FKA DELOS FI	ZCP 06/OCT/2023 100,000	99,457	97,550
	AERCAP IRELAND CAPITAL DAC	4.625% 01/JUL/2022 200,000	202,384	200,695
	AERCAP IRELAND CAPITAL DAC	4.125% 03/JUL/2023 500,000	496,995	487,776
	AERCAP IRELAND CAPITAL DAC	4.625% 30/OCT/2020 300,000	309,325	302,093
	AES CORP/VA	5.125% 01/SEP/2027 750,000	755,625	720,000
	AETNA INC	2.75% 15/NOV/2022 600,000	588,888	575,621
	AIA GRP LTD	2.25% 11/MAR/2019 611,000	609,826	609,870
	AIG GLOBAL FUNDING	1.9% 06/OCT/2021 800,000	798,520	765,791
	AIR LEASE CORP	2.5% 01/MAR/2021 800,000	779,576	779,890
	AIR LEASE CORP	3.75% 01/FEB/2022 300,000	300,015	296,866
	AIR LEASE CORP	3.875% 01/APR/2021 800,000	806,344	801,019
	AIRCASTLE LTD	5.125% 15/MAR/2021 100,000	103,090	101,629
	AIRCASTLE LTD	5.5% 15/FEB/2022 900,000	939,790	920,814
	AIRCASTLE LTD	7.625% 15/APR/2020 100,000	105,987	104,596
	ALBERTSONS COS LLC	5.75% 15/MAR/2025 657,000	583,035	574,875
	ALCOA NEDERLAND HOLDING	6.75% 30/SEP/2024 849,000	930,716	861,735
	ALIMENTATION COUCHE-TARD INC	2.7% 26/JUL/2022 800,000	799,256	771,983
	ALLERGAN FUNDING SCS	3.45% 15/MAR/2022 2,100,000	2,110,458	2,066,490
	ALLY AUTO RECVBLS TR	1.75% 15/MAY/2020 473,857	472,811	473,605
	ALLY AUTO RECVBLS TR	1.47% 15/APR/2020 175,160	174,901	174,989
	ALLY AUTO RECVBLS TR	1.35% 15/MAY/2020 410,371	409,353	409,883
	ALLY AUTO RECVBLS TR	1.44% 17/AUG/2020 1,099,257	1,096,288	1,095,334
	ALLY AUTO RECVBLS TR	1.7% 15/JUN/2021 1,692,437	1,681,530	1,680,733
	ALLY AUTO RECVBLS TR	1.53% 16/MAR/2020 1,077,886	1,076,400	1,076,952
	ALLY AUTO RECVBLS TR	1.59% 15/APR/2020 943,464	942,204	941,769
	ALLY AUTO RECVBLS TR	1.81% 15/JUN/2020 336,349	336,119	335,597
	ALLY AUTO RECVBLS TR	2.14% 15/SEP/2020 788,464	787,139	786,624
	ALLY AUTO RECVBLS TR	2.64% 16/FEB/2021 714,589	713,474	713,472
	ALLY AUTO RECVBLS TR	2.72% 17/MAY/2021 2,660,000	2,661,008	2,655,721
	ALLY FINANCIAL INC	4.125% 13/FEB/2022 1,017,000	1,001,806	987,761
	ALLY FINANCIAL INC	4.625% 19/MAY/2022 1,730,000	1,718,645	1,701,888
	ALPHA 2	8.75% 01/JUN/2023 1,695,000	1,704,656	1,622,963
	ALPHA 3	6.25% 01/FEB/2025 1,660,000	1,695,429	1,560,400
	ALTICE FRANCE SA	7.375% 01/MAY/2026 6,386,000	6,601,854	5,859,155
	ALTICE FRANCE SA	8.125% 01/FEB/2027 1,372,000	1,384,005	1,293,110
	ALTICE LUXEMBOURG SA	7.75% 15/MAY/2022 1,037,000	940,289	943,670
	AMERICAN BLDRS & CONTR SUPPLY CO	5.75% 15/DEC/2023 1,750,000	1,812,910	1,732,500
	AMERICAN BLDRS & CONTR SUPPLY CO	5.875% 15/MAY/2026 2,040,000	2,037,450	1,932,900
	AMERICAN ELECTRIC POWER CO INC	2.15% 13/NOV/2020 800,000	781,480	784,043
	AMERICAN EXPRESS CO	FLT 03/AUG/2023 1,500,000	1,500,000	1,470,863
	AMERICAN EXPRESS CR ACCT MSTR TR	1.64% 15/DEC/2021 10,200,000	10,141,708	10,152,363

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	AMERICAN HONDA FINANCE CORP	2.73% 21/MAR/2019 8,400,000	8,350,599	8,349,544
	AMERICAN HONDA FINANCE CORP	FLT 08/MAY/2019 2,710,000	2,710,030	2,708,665
	AMERICAN HONDA FINANCE CORP	FLT 22/JAN/2019 2,000,000	2,000,057	1,999,857
	AMERICAN INT'L GRP INC	3.75% 10/JUL/2025 1,300,000	1,295,489	1,244,684
	AMERICAN TOWER CORP	2.25% 15/JAN/2022 200,000	191,407	191,402
	AMERICAN TOWER CORP	3.4% 15/FEB/2019 300,000	306,435	300,170
	AMERICAN TOWER CORP	3.45% 15/SEP/2021 100,000	99,624	99,981
	AMERICAN TOWER CORP	3.5% 31/JAN/2023 500,000	491,020	491,387
	AMERICAN TOWER CORP	5.05% 01/SEP/2020 600,000	632,324	614,377
	AMERICAN TOWER CORP	5.9% 01/NOV/2021 100,000	106,018	105,668
	AMERICREDIT AUTOMOBILE RECVBLS TR	1.81% 08/OCT/2020 0,549	549	549
	AMERICREDIT AUTOMOBILE RECVBLS TR	1.6% 09/NOV/2020 163,068	162,743	162,944
	AMERICREDIT AUTOMOBILE RECVBLS TR	1.46% 10/MAY/2021 2,944,794	2,929,825	2,932,530
	AMERICREDIT AUTOMOBILE RECVBLS TR	1.53% 08/JUL/2021 646,367	642,339	643,007
	AMERICREDIT AUTOMOBILE RECVBLS TR	1.87% 18/AUG/2021 679,980	676,062	675,739
	AMERICREDIT AUTOMOBILE RECVBLS TR	1.65% 18/SEP/2020 309,006	308,485	308,669
	ANDEAVOR LOGISTICS LP	3.5% 01/DEC/2022 200,000	197,975	194,543
	ANZ NEW ZEALAND INT'L LTD	2.25% 01/FEB/2019 2,320,000	2,319,252	2,318,187
	AP MOLLER - MAERSK	3.75% 22/SEP/2024 1,000,000	1,010,680	971,088
	APERGY CORP	6.375% 01/MAY/2026 2,004,000	2,040,629	1,943,880
	APPLE INC	2.1% 06/MAY/2019 678,000	676,400	676,522
	APPLE INC	2.24% 04/JAN/2019 8,200,000	8,198,415	8,197,731
	APPLE INC	FLT 06/MAY/2019 2,100,000	2,101,341	2,101,344
	APPLE INC	FLT 08/FEB/2019 3,000,000	3,000,255	2,999,862
	APPLIED SYSTEMS INC	ZCP 15/SEP/2024 565,838	565,838	541,082
	APTIV PLC	3.15% 19/NOV/2020 800,000	830,488	792,002
	APX GRP INC	7.625% 01/SEP/2023 899,000	899,000	725,943
	APX GRP INC	7.875% 01/DEC/2022 2,005,000	2,048,958	1,894,725
	APX GRP INC	8.75% 01/DEC/2020 1,212,000	1,228,532	1,154,430
	ARAMARK SERVICES INC	5.00% 01/FEB/2028 1,004,000	1,015,768	936,230
	ARAMARK SERVICES INC	5.125% 15/JAN/2024 980,000	1,004,500	970,200
	ARBY'S - 1ST LIEN	ZCP 18/JAN/2025 353,020	352,137	337,487
	ARDAGH PACKAGING FINANCE PLC	4.625% 15/MAY/2023 1,134,000	1,134,000	1,082,970
	ARDAGH PACKAGING FINANCE PLC	6% 15/FEB/2025 4,538,000	4,634,060	4,189,119
	ARDAGH PACKAGING FINANCE PLC	7.25% 15/MAY/2024 2,182,000	2,229,684	2,176,545
	ARMY & AIR FORCE EXCHANGE CORP	2.48% 10/JAN/2019 3,650,000	3,647,764	3,647,604
	ARUBA INVESTMENTS INC	8.75% 15/FEB/2023 1,266,000	1,282,836	1,253,340
	ASCEND LEARNING LLC	6.875% 01/AUG/2025 967,000	962,833	925,903
	ASCEND LEARNING LLC	ZCP 28/JUN/2024 241,937	240,728	229,841
	AT&T INC	3.2% 01/MAR/2022 2,300,000	2,298,252	2,268,849
	AT&T INC	4.1% 15/FEB/2028 870,000	862,168	836,571
	AT&T INC	FLT 01/JUN/2021 400,000	400,000	397,442
	AT&T INC	FLT 15/JUL/2021 1,300,000	1,300,000	1,295,713
	ATHENE GLOBAL FUNDING	4.00% 25/JAN/2022 700,000	699,783	707,168
	ATMOS ENERGY CORP	8.5% 15/MAR/2019 165,000	166,678	166,806
	AUSTRALIA & NEW ZEALND BK GRP LTD	FLT 19/DEC/2019 1,663,000	1,661,443	1,661,290
	AUSTRALIA & NEW ZEALND BK GRP LTD	FLT 23/SEP/2019 2,850,000	2,860,023	2,858,728
	AUTONATION INC	3.35% 15/JAN/2021 300,000	297,104	297,699

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	AVANTOR INC	9.00% 01/OCT/2025 2,261,000	2,291,863	2,261,000
	AVIATION CAPITAL GRP CORP	6.75% 06/APR/2021 900,000	1,056,375	955,100
	AVIATION CAPITAL GRP LLC	2.875% 20/JAN/2022 900,000	894,276	870,858
	AVIATION CAPITAL GRP LLC	FLT 01/JUN/2021 1,200,000	1,200,000	1,197,977
	AVIS BUDGET CAR RENTAL LLC	5.25% 15/MAR/2025 2,293,000	2,156,517	1,983,445
	AVIS BUDGET CAR RENTAL LLC	5.5% 01/APR/2023 925,000	907,575	892,625
	AVOLON HOLDINGS FUNDING LTD	5.125% 01/OCT/2023 1,703,000	1,707,091	1,626,365
	AVOLON HOLDINGS FUNDING LTD	5.5% 15/JAN/2023 1,965,000	1,969,913	1,906,050
	AVOLON TLB BORROWER 1 US LLC	FLT 15/JAN/2025 183,665	181,828	176,988
	AXALTA COATING SYSTEMS LLC	4.875% 15/AUG/2024 1,100,000	1,144,000	1,039,500
	B&G FOODS INC	4.625% 01/JUN/2021 778,000	784,475	758,550
	B&G FOODS INC	5.25% 01/APR/2025 2,200,000	2,181,770	2,046,000
	BA CREDIT CARD TR	FLT 15/JUN/2021 4,000,000	4,005,195	4,000,298
	BACARDI LTD	4.5% 15/JAN/2021 300,000	306,609	302,525
	BACARDI LTD	5.3% 15/MAY/2048 800,000	787,560	722,213
	BANGKOK BANK PCL	4.8% 18/OCT/2020 700,000	722,015	715,897
	BANK OF AMERICA CORP	4.00% 01/APR/2024 2,486,000	2,476,678	2,499,779
	BANK OF CHINA LTD	2.98% 23/APR/2019 1,200,000	1,188,986	1,188,240
	BANK OF CHINA LTD	2.90% 27/MAR/2019 4,000,000	3,972,800	3,970,865
	BANK OF IRELAND	FLT 31/DEC/2164 200,000	252,851	238,381
	BANK OF MONTREAL	ZCP 03/JAN/2019 900,000	675,991	657,775
	BANK OF MONTREAL	FLT 15/JUN/2020 718,000	716,451	716,640
	BANK OF MONTREAL/CHICAGO IL	FLT 11/JUL/2019 550,000	549,793	550,510
	BANK OF MONTREAL/CHICAGO IL	FLT 18/JUL/2019 691,000	691,081	691,626
	BANK OF MONTREAL/CHICAGO IL	FLT 18/MAR/2019 1,000,000	1,000,000	1,000,383
	BANK OF MONTREAL/CHICAGO IL	FLT 19/DEC/2019 3,250,000	3,249,686	3,249,987
	BANK OF NEW YORK MELLON CORP	2.1% 15/JAN/2019 5,134,000	5,133,294	5,132,491
	BANK OF NEW YORK MELLON CORP	2.2% 04/MAR/2019 639,000	638,268	638,251
	BANK OF NEW YORK MELLON CORP	FLT 30/OCT/2023 700,000	700,000	701,233
	BANK OF NOVA SCOTIA/HOUSTON	FLT 04/NOV/2019 3,000,000	2,999,507	3,001,465
	BANK OF NOVA SCOTIA/HOUSTON	FLT 15/OCT/2019 490,000	489,961	490,301
	BANK OF NOVA SCOTIA/HOUSTON	FLT 18/FEB/2020 3,930,000	3,929,030	3,928,224
	BANQUE FEDRTV DU CREDIT MUTL SA	1.9% 28/MAR/2019 253,000	252,540	252,181
	BANQUE FEDRTV DU CREDIT MUTL SA	2.00% 12/APR/2019 1,718,000	1,712,943	1,712,352
	BANQUE FEDRTV DU CREDIT MUTL SA	2.75% 22/JAN/2019 372,000	372,019	371,876
	BARCLAYS BANK PLC	5.125% 08/JAN/2020 200,000	207,548	203,158
	BARCLAYS BANK PLC	7.625% 21/NOV/2022 2,300,000	2,493,260	2,383,375
	BARCLAYS PLC	FLT 29/DEC/2049 200,000	234,758	222,616
	BARCLAYS PLC	FLT 16/MAY/2024 1,000,000	1,000,000	952,219
	BARCLAYS PLC	3.2% 10/AUG/2021 800,000	799,488	777,477
	BASF SE CORP	2.57% 05/FEB/2019 5,000,000	4,987,507	4,987,320
	BAT CAPITAL CORP	2.297% 14/AUG/2020 900,000	881,518	878,975
	BAT CAPITAL CORP	2.764% 15/AUG/2022 690,000	664,818	651,719
	BAT CAPITAL CORP	FLT 14/AUG/2020 1,700,000	1,700,000	1,683,246
	BAT INT'L FINANCE PLC	2.75% 15/JUN/2020 1,400,000	1,395,272	1,375,592
	BAT INT'L FINANCE PLC	3.5% 15/JUN/2022 300,000	297,354	293,516
	BAT INT'L FINANCE PLC	3.25% 07/JUN/2022 300,000	295,446	288,454
	BAUSCH HEALTH COS INC	5.5% 01/MAR/2023 780,000	787,800	713,700

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	BAUSCH HEALTH COS INC	5.5% 01/NOV/2025 830,000	838,300	773,975
	BAUSCH HEALTH COS INC	5.625% 01/DEC/2021 3,150,000	3,132,952	3,102,750
	BAUSCH HEALTH COS INC	5.875% 15/MAY/2023 2,150,000	2,150,000	1,988,750
	BAUSCH HEALTH COS INC	6.125% 15/APR/2025 1,577,000	1,577,000	1,375,933
	BAUSCH HEALTH COS INC	9% 15/DEC/2025 1,779,000	1,754,290	1,770,105
	BAXALTA INC	2.875% 23/JUN/2020 477,000	482,026	472,738
	BAYER US FINANCE II LLC	2.75% 15/JUL/2021 1,800,000	1,762,404	1,753,151
	BAYER US FINANCE II LLC	3.5% 25/JUN/2021 300,000	299,838	297,876
	BAYER US FINANCE LLC	3% 08/OCT/2021 300,000	294,606	293,330
	BC ULC / NEW RED FINANCE INC	4.625% 15/JAN/2022 1,900,000	1,908,000	1,838,250
	BC ULC / NEW RED FINANCE INC	5.00% 15/OCT/2025 2,128,000	2,141,102	1,957,760
	BEACON ROOFING SUPPLY INC	4.875% 01/NOV/2025 3,586,000	3,472,993	3,151,198
	BEACON ROOFING SUPPLY INC	6.375% 01/OCT/2023 185,000	189,856	183,150
	BECTON DICKINSON AND CO	FLT 06/JUN/2022 800,000	800,000	784,193
	BELLSOUTH LLC	4.285% 26/APR/2021 1,800,000	1,825,218	1,805,652
	BERKSHIRE HATHAWAY FINANCE CORP	1.7% 15/MAR/2019 5,000,000	4,992,394	4,988,961
	BERKSHIRE HATHAWAY FINANCE CORP	FLT 10/JAN/2020 2,934,000	2,938,502	2,932,977
	BERKSHIRE HATHAWAY FINANCE CORP	FLT 11/JAN/2019 2,000,000	2,000,134	2,000,018
	BERRY GLOBAL INC	5.125% 15/JUL/2023 1,645,000	1,641,331	1,626,987
	BERRY GLOBAL INC	5.5% 15/MAY/2022 2,104,000	2,139,975	2,093,480
	BERRY GLOBAL INC	6% 15/OCT/2022 385,000	385,000	388,850
	BGC PARTNERS INC	5.375% 24/JUL/2023 300,000	298,548	304,370
	BIG RIVER STEEL LLC	7.25% 01/SEP/2025 1,604,000	1,607,025	1,591,970
	BMW US CAPITAL LLC	3.1% 12/APR/2021 1,000,000	999,400	990,388
	BMW US CAPITAL LLC	1.5% 11/APR/2019 5,253,000	5,233,260	5,232,765
	BMW US CAPITAL LLC	FLT 06/APR/2020 656,000	652,320	652,569
	BMW VEHICLE LEASE TR	1.43% 20/SEP/2019 2,970,677	2,962,138	2,966,265
	BMW VEHICLE LEASE TR	1.98% 20/MAY/2020 5,186,845	5,172,855	5,167,400
	BMW VEHICLE LEASE TR	1.8% 20/FEB/2020 316,125	315,235	315,352
	BMW VEHICLE LEASE TR	FLT 20/FEB/2020 368,164	368,164	368,033
	BMW VEHICLE LEASE TR	2.07% 20/OCT/2020 1,400,000	1,389,609	1,389,599
	BMW VEHICLE OWNER TR	1.16% 25/NOV/2020 2,790,422	2,771,949	2,772,290
	BMW VEHICLE OWNER TR	2.09% 25/NOV/2020 1,006,610	1,003,662	1,003,431
	BNP PARIBAS SA	2.45% 17/MAR/2019 679,000	678,036	678,214
	BNY MELLON	2.44% 14/FEB/2019 5,000,000	4,985,150	4,983,750
	BNZ INT'L FUNDING LTD	2.35% 04/MAR/2019 3,650,000	3,647,648	3,645,897
	BNZ INT'L FUNDING LTD	FLT 21/FEB/2020 2,000,000	2,009,265	2,003,456
	BOC AVIATION LTD	2.75% 18/SEP/2022 500,000	493,195	481,079
	BOEING CO	2.47% 23/JAN/2019 8,250,000	8,237,799	8,236,965
	BOMBARDIER INC	6.125% 15/JAN/2023 970,000	996,730	909,375
	BOMBARDIER INC	7.5% 01/DEC/2024 1,828,000	1,865,683	1,722,890
	BOMBARDIER INC	7.5% 15/MAR/2025 60,000	62,116	56,550
	BOMBARDIER INC	8.75% 01/DEC/2021 1,200,000	1,188,000	1,236,000
	BORAL FINANCE PTY LTD	3.00% 01/NOV/2022 100,000	99,899	96,613
	BOSTON SCIENTIFIC CORP	3.375% 15/MAY/2022 400,000	399,788	397,431
	BOYD GAMING CORP	6.375% 01/APR/2026 2,046,000	2,115,129	1,979,505
	BOYD GAMING CORP	6.875% 15/MAY/2023 1,165,000	1,205,206	1,176,650
	BOYNE USA INC	7.25% 01/MAY/2025 918,000	928,195	947,835

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	BP CAPITAL MARKETS PLC	2.5% 06/NOV/2022 750,000	705,113	725,528
	BP CAPITAL MARKETS PLC	3.062% 17/MAR/2022 800,000	800,000	792,720
	BP CAPITAL MARKETS PLC	3.814% 10/FEB/2024 1,400,000	1,430,618	1,413,020
	BPCE SA	2.5% 15/JUL/2019 900,000	896,364	896,545
	BRANCH BANKING & TR CO	FLT 15/JAN/2020 1,595,000	1,594,708	1,594,099
	BRASKEM FINANCE LTD	5.75% 15/APR/2021 700,000	736,500	718,907
	BROADCOM CORP	2.2% 15/JAN/2021 1,800,000	1,797,966	1,740,180
	BROADCOM CORP	2.375% 15/JAN/2020 1,700,000	1,700,680	1,678,769
	BROADCOM CORP	2.65% 15/JAN/2023 1,800,000	1,799,802	1,675,156
	BWAY HOLDING CO	5.5% 15/APR/2024 1,035,000	993,268	972,900
	CAESARS RESORT COLLECTION LLC	5.25% 15/OCT/2025 850,000	851,063	731,000
	CALFRAC HOLDINGS LP	8.5% 15/JUN/2026 990,000	990,000	702,900
	CALIFORNIA REPUBLIC AUTO RECVBLS TR	1.9% 15/MAR/2021 2,462,412	2,451,579	2,454,172
	CALIFORNIA RESOURCES CORP	8.00% 15/DEC/2022 626,000	501,578	424,115
	CALLON PETROLEUM CO	6.125% 01/OCT/2024 1,650,000	1,691,763	1,534,500
	CALLON PETROLEUM CO	6.375% 01/JUL/2026 1,675,000	1,675,000	1,557,750
	CALPINE CORP	5.25% 01/JUN/2026 1,333,000	1,321,975	1,216,363
	CALPINE CORP	5.75% 15/JAN/2025 1,189,000	1,114,174	1,087,935
	CAMELOT FINANCE	7.875% 15/OCT/2024 2,473,000	2,588,505	2,386,445
	CAMPBELL SOUP CO	2.5% 02/AUG/2022 700,000	665,847	662,994
	CAMPBELL SOUP CO	3.65% 15/MAR/2023 600,000	585,822	585,324
	CAMPBELL SOUP CO	FLT 15/MAR/2021 1,000,000	1,000,674	980,620
	CANADIAN IMPERL BK OF COMMERCE	ZCP 03/JAN/2019 1,200,000	908,139	877,121
	CANADIAN IMPERL BK OF COMMERCE	FLT 06/SEP/2019 2,850,000	2,858,928	2,852,842
	CANADIAN IMPERL BK OF COMMERCE	FLT 20/SEP/2019 868,000	869,513	869,396
	CAPITAL AUTO RECVBLS ASSET TR	1.46% 22/JUN/2020 305,110	304,040	304,710
	CAPITAL AUTO RECVBLS ASSET TR	1.54% 20/AUG/2020 644,042	641,890	642,568
	CAPITAL AUTO RECVBLS ASSET TR	2.54% 20/OCT/2020 530,931	530,082	529,882
	CAPITAL ONE MULTI-ASSET EXECUTN TR	1.34% 15/APR/2022 9,436,000	9,347,702	9,363,354
	CARDINAL HEALTH INC	2.616% 15/JUN/2022 1,200,000	1,200,000	1,156,003
	CARDS II TR	FLT 18/APR/2022 1,500,000	1,502,333	1,499,854
	CARMAX AUTO OWNER TR	1.83% 15/JUL/2020 735,581	732,863	733,443
	CARMAX AUTO OWNER TR	1.8% 15/MAR/2021 1,434,347	1,427,504	1,427,702
	CARMAX AUTO OWNER TR	1.63% 15/MAY/2020 306,766	306,028	306,386
	CARMAX AUTO OWNER TR	1.56% 16/NOV/2020 864,561	861,256	861,376
	CARMAX AUTO OWNER TR	1.61% 16/NOV/2020 2,305,806	2,295,281	2,294,726
	CARMAX AUTO OWNER TR	1.52% 16/FEB/2021 527,370	524,245	524,163
	CARMAX AUTO OWNER TR	1.39% 17/MAY/2021 1,077,240	1,067,637	1,067,710
	CARMAX AUTO OWNER TR	1.63% 15/JUN/2020 252,004	251,655	251,731
	CARMAX AUTO OWNER TR	1.64% 15/SEP/2020 173,219	172,553	172,768
	CARMAX AUTO OWNER TR	1.8% 15/APR/2021 1,392,589	1,386,468	1,386,704
	CARMAX AUTO OWNER TR	2.43% 15/AUG/2019 470,308	470,308	470,098
	CARMAX AUTO OWNER TR	2.59% 15/NOV/2019 1,294,736	1,294,736	1,293,530
	CARRIZO OIL & GAS INC	6.25% 15/APR/2023 2,861,000	2,760,053	2,646,425
	CATALENT PHARMA SOLUTIONS INC	4.875% 15/JAN/2026 1,332,000	1,336,471	1,262,070
	CBS CORP	2.5% 15/FEB/2023 1,000,000	994,260	942,182
	CCO HOLDINGS LLC	5% 01/FEB/2028 1,860,000	1,850,550	1,711,200
	CCO HOLDINGS LLC	5.125% 01/MAY/2027 2,330,000	2,338,525	2,170,162

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CCO HOLDINGS LLC	5.375% 01/MAY/2025 2,384,000	2,402,038	2,285,660
	CCO HOLDINGS LLC	5.5% 01/MAY/2026 314,000	315,178	301,833
	CCO HOLDINGS LLC	5.75% 15/FEB/2026 988,000	988,000	968,240
	CCO HOLDINGS LLC	5.875% 01/APR/2024 860,000	859,513	855,700
	CCO HOLDINGS LLC	5.875% 01/MAY/2027 1,157,000	1,157,000	1,122,290
	CDK GLOBAL INC	4.875% 01/JUN/2027 682,000	678,018	632,555
	CEDAR FAIR LP	5.375% 15/APR/2027 1,181,000	1,192,810	1,116,045
	CELGENE CORP	2.25% 15/AUG/2021 300,000	289,038	290,840
	CELGENE CORP	3.25% 15/AUG/2022 100,000	98,875	98,178
	CELGENE CORP	3.55% 15/AUG/2022 500,000	500,155	494,508
	CENT CLO 19 LTD	FLT 29/OCT/2025 709,409	709,054	709,222
	CENTENE CORP	4.75% 15/JAN/2025 1,682,000	1,680,933	1,606,310
	CENTENE CORP	4.75% 15/MAY/2022 1,097,000	1,111,061	1,083,288
	CENTENE CORP	5.375% 01/JUN/2026 2,515,000	2,521,390	2,445,838
	CENTENE CORP	6.125% 15/FEB/2024 1,182,000	1,210,168	1,210,073
	CENTENNIAL RESOURCE PRODCTN LLC	5.375% 15/JAN/2026 3,440,000	3,479,800	3,199,200
	CENTERPOINT ENERGY TRNS BOND CO	5.302% 01/AUG/2020 3,595,572	3,645,765	3,612,714
	CENTURYLINK INC	5.625% 01/APR/2025 900,000	903,375	792,000
	CENTURYLINK INC	5.8% 15/MAR/2022 1,360,000	1,354,446	1,309,000
	CENTURYLINK INC	7.5% 01/APR/2024 2,695,000	2,813,493	2,600,675
	CF INDUSTRIES INC	3.4% 01/DEC/2021 900,000	898,677	882,467
	CHANGE HEALTHCARE HOLDINGS LLC	5.75% 01/MAR/2025 2,729,000	2,774,592	2,544,793
	CHAPARRAL ENERGY INC	8.75% 15/JUL/2023 1,000,000	1,010,000	715,000
	CHARLES RIVER LABS INT'L INC	5.5% 01/APR/2026 680,000	695,300	669,800
	CHARTER COMM OPERATING LLC	3.579% 23/JUL/2020 100,000	100,030	99,892
	CHARTER COMM OPERATING LLC	4.464% 23/JUL/2022 5,500,000	5,549,283	5,552,831
	CHEMOURS CO	6.625% 15/MAY/2023 1,960,000	1,992,574	1,979,600
	CHEMOURS CO	7% 15/MAY/2025 754,000	696,095	759,655
	CHENIERE CORPUS CHRISTI HLDGS LLC	5.125% 30/JUN/2027 1,280,000	1,329,600	1,208,384
	CHENIERE CORPUS CHRISTI HLDGS LLC	7.00% 30/JUN/2024 810,000	868,725	854,550
	CHENIERE ENERGY PARTNERS LP	5.625% 01/OCT/2026 1,940,000	1,942,425	1,813,900
	CHESAPEAKE ENERGY CORP	7.5% 01/OCT/2026 2,066,000	2,064,029	1,766,430
	CHEVRON CORP	1.561% 16/MAY/2019 4,641,000	4,618,001	4,615,941
	CHEVRON CORP	4.95% 03/MAR/2019 750,000	752,428	752,357
	CHEVRON CORP	2.41% 22/JAN/2019 8,400,000	8,388,240	8,387,398
	CHEVRON CORP	FLT 28/FEB/2019 797,000	797,030	796,886
	CHINA CONSTRUCTION BK	3.16% 19/MAR/2019 2,450,000	2,433,650	2,434,415
	CHINA CONSTRUCTION BK	2.94% 25/FEB/2019 1,510,000	1,503,264	1,503,667
	CHRYSLER CAPITAL AUTO RECVBLS TR	1.77% 15/OCT/2020 36,100	36,087	36,080
	CHS/COMMUNITY HEALTH SYSTEMS INC	6.25% 31/MAR/2023 1,615,000	1,631,606	1,467,712
	CISCO SYSTEMS INC	1.6% 28/FEB/2019 1,074,000	1,071,835	1,071,794
	CISCO SYSTEMS INC	FLT 01/MAR/2019 1,727,000	1,728,105	1,728,038
	CISCO SYSTEMS INC	FLT 20/SEP/2019 3,150,000	3,156,588	3,150,619
	CIT GRP INC	5.00% 15/AUG/2022 806,000	806,000	794,918
	CITIBANK CREDIT CARD ISSUANCE TR	1.74% 19/JAN/2021 14,686,000	14,648,367	14,676,550
	CITIBANK NA	FLT 01/MAY/2020 550,000	549,970	548,098
	CITIBANK NA	FLT 18/SEP/2019 3,455,000	3,455,278	3,450,089
	CITIGROUP INC	2.70% 30/MAR/2021 200,000	199,712	197,030

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CITIGROUP INC	FLT 25/APR/2022 1,200,000	1,200,504	1,184,210
	CITIGROUP INC	2.7% 27/OCT/2022 100,000	99,608	96,395
	CITIGROUP INC	2.75% 25/APR/2022 1,500,000	1,498,950	1,457,061
	CITIGROUP INC	FLT 01/SEP/2023 200,000	199,368	200,111
	CLEARWAY ENERGY OPERATING LLC	5.00% 15/SEP/2026 768,000	757,600	689,280
	CLEARWAY ENERGY OPERATING LLC	5.375% 15/AUG/2024 2,789,000	2,740,759	2,649,550
	CLEARWAY ENERGY OPERATING LLC	5.75% 15/OCT/25 1,625,000	1,625,000	1,551,875
	CNH EQUIPMENT TR	1.37% 15/JUL/2020 131,608	131,403	131,514
	CNH EQUIPMENT TR	1.66% 16/NOV/2020 1,539,188	1,534,803	1,533,612
	CNH EQUIPMENT TR	1.48% 15/APR/2021 1,095,019	1,087,175	1,086,441
	CNH EQUIPMENT TR	1.63% 15/AUG/2021 3,063,132	3,039,192	3,039,960
	CNH EQUIPMENT TR	1.64% 15/JUL/2020 1,181,913	1,180,299	1,180,722
	CNH EQUIPMENT TR	1.59% 16/NOV/2020 864,391	861,110	861,763
	CNH EQUIPMENT TR	1.84% 15/MAR/2021 742,952	739,624	739,630
	CNH EQUIPMENT TR	2.47% 15/OCT/2019 1,177,902	1,177,902	1,176,947
	CNH INDUSTRIAL CAPITAL LLC	4.38% 06/NOV/2020 100,000	104,420	100,550
	CNOOC FINANCE 2011 LTD	4.25% 26/JAN/2021 3,700,000	3,887,960	3,751,689
	COCA-COLA CO	2.46% 04/FEB/2019 8,000,000	7,981,489	7,980,377
	COMCAST CORP	FLT 01/OCT/2020 1,000,000	1,000,616	995,730
	COMMONWEALTH BK OF AUSTRALIA	FLT 06/SEP/2019 405,000	405,897	405,996
	COMMONWEALTH BK OF AUSTRALIA	FLT 15/MAR/2019 850,000	851,584	851,397
	COMMONWEALTH BK OF AUSTRALIA	2.25% 13/MAR/2019 808,000	806,983	807,140
	COMMONWEALTH BK OF AUSTRALIA	FLT 10/OCT/2019 2,000,000	2,000,000	1,998,935
	COMMSCOPE TECHNOLOGIES LLC	5.00% 15/MAR/2027 812,000	683,472	657,720
	COMMSCOPE TECHNOLOGIES LLC	6.00% 15/JUN/2025 1,332,000	1,256,600	1,212,120
	CONAGRA BRANDS INC	3.8% 22/OCT/2021 400,000	400,480	400,141
	CONAGRA BRANDS INC	FLT 09/OCT/2020 500,000	500,000	494,397
	CONSTELLATION BRANDS INC	2.25% 06/NOV/2020 100,000	99,381	98,091
	CONSTELLATION BRANDS INC	2.65% 07/NOV/2022 300,000	287,588	287,260
	CONSTELLATION BRANDS INC	FLT 15/NOV/2021 200,000	199,988	197,604
	CONSTELLATION ENERGY GRP INC	5.15% 01/DEC/2020 600,000	649,362	613,172
	CONSTELLIUM NV	5.75% 15/MAY/2024 55,000	51,613	50,600
	CONSTELLIUM NV	5.875% 15/FEB/2026 2,773,000	2,707,548	2,467,970
	CONSTELLIUM NV	6.625% 01/MAR/2025 1,518,000	1,499,238	1,407,945
	COOPERATV CENTRL RAIFN-BRNLNBK	FLT 31/DEC/2164 543,000	532,473	560,648
	COOPERATIEVE RABOBANK	FLT 31/DEC/2164 200,000	284,894	248,192
	COOPERATIEVE RABOBANK UA/NY	FLT 09/AUG/2019 1,200,000	1,201,562	1,200,852
	CORE & MAIN LP	6.125% 15/AUG/2025 1,747,000	1,711,981	1,537,360
	COUNTRY GARDEN HOLDINGS CO LTD	7.5% 09/MAR/2020 300,000	307,125	303,539
	COVIDIEN INT'L FINANCE SA	3.2% 15/JUN/2022 500,000	495,280	498,596
	COX COMMUNICATIONS INC	3.25% 15/DEC/2022 1,700,000	1,660,713	1,660,750
	CREDIT AGRICOLE CORP AND INV BANK	FLT 03/JUN/2019 2,250,000	2,250,873	2,252,977
	CREDIT AGRICOLE SA/LONDON	2.375% 01/JUL/2021 1,400,000	1,393,602	1,360,883
	CREDIT AGRICOLE SA/LONDON	2.5% 15/APR/2019 454,000	453,185	453,296
	CREDIT AGRICOLE SA/LONDON	FLT 15/APR/2019 2,380,000	2,384,199	2,383,339
	CREDIT SUISSE AG/NY	FLT 08/MAR/2019 4,200,000	4,200,000	4,203,641
	CREDIT SUISSE GRP FND GUERNSEY LTD	3.125% 10/DEC/2020 1,300,000	1,297,556	1,287,285
	CREDIT SUISSE GRP FND GUERNSEY LTD	3.45% 16/APR/2021 700,000	699,972	697,485

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	CREDIT SUISSE GRP FND GUERNSEY LTD	3.75% 26/MAR/2025 3,425,000	3,416,780	3,265,933
	CREDIT SUISSE GRP FND GUERNSEY LTD	3.8% 15/SEP/2022 700,000	707,119	694,893
	CRH AMERICA INC	5.75% 15/JAN/2021 350,000	390,870	361,041
	CROWN CASTLE INT'L CORP	2.25% 01/SEP/2021 800,000	769,488	773,456
	CROWNROCK LP	5.625% 15/OCT/2025 4,073,000	4,064,513	3,665,700
	CSC HOLDINGS LLC	10.125% 15/JAN/2023 500,000	525,000	538,125
	CSC HOLDINGS LLC	10.875% 15/OCT/2025 1,881,000	1,943,166	2,113,774
	CSC HOLDINGS LLC	5.125% 15/DEC/2021 814,000	721,515	795,685
	CSC HOLDINGS LLC	5.375% 01/FEB/2028 1,539,000	1,546,695	1,415,388
	CSC HOLDINGS LLC	5.375% 15/JUL/2023 880,000	884,400	858,176
	CSC HOLDINGS LLC	5.5% 15/APR/2027 1,010,000	1,022,625	939,300
	CSC HOLDINGS LLC	5.5% 15/MAY/2026 2,228,000	2,233,570	2,099,890
	CSC HOLDINGS LLC	6.625% 15/OCT/2025 3,262,000	3,316,500	3,302,775
	CSC HOLDINGS LLC	7.5% 01/APR/2028 3,294,000	3,350,553	3,285,765
	CVS CAREMARK CORP	2.75% 01/DEC/2022 800,000	770,560	769,925
	CVS HEALTH CORP	3.5% 20/JUL/2022 600,000	597,252	595,883
	CVS HEALTH CORP	4.75% 01/DEC/2022 300,000	311,022	309,531
	CVS PASS-THROUGH TR	6.036% 10/DEC/2028 555,628	408,759	591,528
	CVS PASS-THROUGH TR	5.88% 10/JAN/2028 132,812	128,211	139,966
	CYRUSONE LP	5.00% 15/MAR/2024 1,100,000	1,116,500	1,078,000
	CYRUSONE LP	5.375% 15/MAR/2027 3,782,000	4,006,304	3,668,540
	DAIMLER FIN NORTH AMERICA LLC	2.7% 03/AUG/2020 3,300,000	3,293,565	3,258,131
	DANONE SA	2.589% 02/NOV/2023 500,000	472,450	475,345
	DANONE SA	1.691% 30/OCT/2019 1,200,000	1,188,336	1,183,491
	DANONE SA	3.00% 15/JUN/2022 900,000	883,911	883,905
	DAVITA HEALTHCARE PARTNERS INC	5.75% 15/AUG/2022 2,625,000	2,640,235	2,611,875
	DAVITA INC	5.125% 15/JUL/2024 559,000	563,891	524,063
	DBS GRP HOLDINGS LTD	FLT 16/JUL/2019 3,000,000	3,002,427	3,001,971
	DCP MIDSTREAM OPERATING LP	5.375% 15/JUL/2025 1,200,000	1,206,000	1,173,000
	DCP MIDSTREAM OPERATING LP	5.6% 01/APR/2044 974,000	930,313	842,510
	DELEK LOGISTICS PARTNERS LP	6.75% 15/MAY/2025 1,242,000	1,232,623	1,204,740
	DELL EQUIPMENT FINANCE TR	1.97% 24/FEB/2020 113,202	113,200	112,820
	DELL INT'L LLC / EMC CORP	4.42% 15/JUN/2021 400,000	420,876	399,340
	DELL INT'L LLC / EMC CORP	5.45% 15/JUN/2023 2,800,000	2,982,634	2,849,393
	DELPHI TECHNOLOGIES PLC	5.00% 01/OCT/2025 2,235,000	2,264,688	1,877,400
	DELTA AIR LINES INC	2.6% 04/DEC/2020 400,000	392,852	392,120
	DELTA AIR LINES INC	2.875% 13/MAR/2020 200,000	202,050	198,671
	DELTA AIR LINES INC	3.625% 15/MAR/2022 300,000	309,113	293,577
	DENALI CAPITAL CLO X LLC	FLT 26/OCT/2027 1,200,000	1,200,000	1,193,423
	DEUTSCHE BANK AG/NY	2.7% 13/JUL/2020 300,000	293,817	291,791
	DEUTSCHE BANK AG/NY	3.15% 22/JAN/2021 1,100,000	1,099,732	1,063,017
	DEUTSCHE BANK AG/NY	3.3% 16/NOV/2022 900,000	899,298	834,075
	DEUTSCHE BANK AG/NY	3.95% 27/FEB/2023 200,000	196,382	188,314
	DEUTSCHE BANK AG/NY	4.25% 14/OCT/2021 2,400,000	2,403,372	2,346,606
	DEUTSCHE BANK AG/NY	FLT 13/JUL/2020 700,000	700,000	681,582
	DEXIA CREDIT LOCAL SA/NY	2.25% 30/JAN/2019 1,000,000	999,670	999,489
	DIAMOND OFFSHORE DRILLING INC	7.875% 15/AUG/2025 642,000	662,990	532,860
	DIAMONDBACK ENERGY INC	5.375% 31/MAY/2025 624,000	640,835	608,400

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	DISCOVER CARD EXECUTION NOTE TR	1.67% 18/JAN/2022 1,659,000	1,646,584	1,648,265
	DISCOVER CARD EXECUTION NOTE TR	2.12% 15/DEC/2021 1,175,000	1,170,293	1,170,620
	DISCOVER CARD EXECUTION NOTE TR	1.64% 15/JUL/2021 6,825,000	6,811,534	6,819,924
	DISCOVER CARD EXECUTION NOTE TR	FLT 15/SEP/2021 236,000	236,665	236,159
	DISCOVERY COMMUNICATIONS LLC	2.95% 20/MAR/2023 100,000	99,874	95,674
	DISCOVERY COMMUNICATIONS LLC	FLT 20/SEP/2019 200,000	200,000	199,832
	DISH DBS CORP	5.875% 15/NOV/2024 545,000	540,913	438,725
	DISH DBS CORP	7.75% 01/JUL/2026 7,528,000	8,128,014	6,229,420
	DNB BANK ASA, NY BRANCH	2.64% 21/FEB/2019 2,500,000	2,500,000	2,500,233
	DOMINION ENERGY GAS HLDGS LLC	FLT 15/JUN/2021 200,000	200,000	199,443
	DR HORTON INC	4.375% 15/SEP/2022 500,000	522,250	505,803
	DR PEPPER SNAPPLE GRP INC	3.2% 15/NOV/2021 100,000	98,560	98,255
	DRIVE AUTO RECVBLS TR	2.75% 15/OCT/2020 1,656,447	1,656,441	1,655,432
	DRIVE AUTO RECVBLS TR	2.78% 15/OCT/2020 267,000	266,692	266,714
	DUKE ENERGY CORP	3.05% 15/AUG/2022 1,300,000	1,275,078	1,273,977
	DUKE ENERGY CORP	FLT 14/MAY/2021 1,000,000	1,000,000	995,243
	DUKE ENERGY PROGRESS LLC	5.3% 15/JAN/2019 3,701,000	3,704,377	3,703,470
	EBAY INC	2.6% 15/JUL/2022 800,000	774,680	773,380
	EBAY INC	2.75% 30/JAN/2023 2,000,000	1,921,069	1,913,954
	EBAY INC	3.8% 09/MAR/2022 200,000	203,068	200,834
	EL PASO NATURAL GAS CO LLC	8.375% 15/JUN/2032 70,000	62,621	84,505
	ELDORADO RESORTS INC	6.00% 01/APR/2025 1,542,000	1,610,548	1,487,475
	ELDORADO RESORTS INC	6.00% 15/SEP/2026 1,087,000	1,088,520	1,027,215
	EMD FINANCE LLC	2.4% 19/MAR/2020 600,000	599,352	593,892
	EMERA US FINANCE LP	2.7% 15/JUN/2021 500,000	491,618	487,098
	ENBRIDGE INC	FLT 10/JAN/2020 800,000	799,104	797,361
	ENBRIDGE INC	FLT 15/JUN/2020 700,000	700,000	697,579
	ENDEAVOR ENERGY RESOURCES LP	5.75% 30/JAN/2028 3,071,000	3,094,252	3,133,034
	ENEL FINANCE INT'L	2.875% 25/MAY/2022 1,000,000	990,160	942,207
	ENERGIZER GAMMA ACQUISITION INC	6.375% 15/JUL/2026 689,000	654,583	632,158
	ENERGY TRANSFER LP	5.5% 01/JUN/2027 4,796,000	4,843,161	4,676,100
	ENERGY TRANSFER OPERATING LP	4.05% 15/MAR/2025 400,000	399,672	375,421
	ENERGY TRANSFER PARTNERS LP	5.00% 01/OCT/2022 600,000	617,208	612,324
	ENERGY TRANSFER PARTNERS LP	5.875% 01/MAR/2022 700,000	724,801	728,332
	ENERGY TRANSFER PARTNERS LP	4.65% 01/JUN/2021 500,000	512,468	508,696
	ENERGY TRANSFER PARTNERS LP	5.2% 01/FEB/2022 200,000	208,118	205,392
	ENTERPRISE PRODCTS OPERATING LLC	4.05% 15/FEB/2022 400,000	408,232	406,156
	EQM MIDSTREAM PARTNERS LP	4.75% 15/JUL/2023 1,100,000	1,097,371	1,097,635
	EQT CORP	2.5% 01/OCT/2020 300,000	295,645	293,351
	EQUIFAX INC	3.6% 15/AUG/2021 400,000	396,156	398,606
	EQUINIX INC	5.375% 15/MAY/2027 2,437,000	2,516,203	2,382,168
	EQUINIX INC	5.875% 15/JAN/2026 4,723,000	4,962,489	4,758,423
	ERAC USA FINANCE LLC	2.6% 01/DEC/2021 700,000	693,000	681,086
	EUROPEAN INVT BNK	2.35% 02/JAN/2019 3,000,000	2,999,814	2,999,596
	EVERSOURCE ENERGY	2.75% 15/MAR/2022 400,000	392,588	393,060
	EXPRESS SCRIPTS HOLDING CO	3.05% 30/NOV/2022 400,000	387,548	387,120
	EXTRACTION OIL & GAS INC	5.625% 01/FEB/2026 900,000	900,000	657,000
	EXTRACTION OIL & GAS INC	7.375% 15/MAY/2024 1,047,000	1,065,504	863,775

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	EXXON MOBIL CORP	2.40% 21/MAR/2019 8,400,000	8,354,101	8,352,829
	EXXON MOBIL CORP	FLT 15/MAR/2019 420,000	420,024	419,999
	FAGE INT'L SA	5.625% 15/AUG/2026 1,817,000	1,834,072	1,553,535
	FIDELITY NATL INFO SERVICES INC	2.25% 15/AUG/2021 75,000	74,544	72,426
	FIFTH THIRD AUTO TR	1.42% 16/MAR/2020 304,309	303,944	304,118
	FIFTH THIRD AUTO TR	1.59% 15/APR/2020 303,475	302,807	303,131
	FINANCIAL & RISK US HOLDINGS INC	ZCP 18/SEP/2025 4,054,968	4,044,831	3,877,563
	FIRST ABU DHABI BANK	2.61% 16/JAN/2019 5,100,000	5,094,549	5,094,385
	FIRST DATA CORP	5.375% 15/AUG/2023 1,554,000	1,554,000	1,526,805
	FIRST DATA CORP	5.75% 15/JAN/2024 3,940,000	3,940,000	3,841,500
	FIRST NATIONAL MASTER NOTE TR	FLT 18/APR/2022 1,000,000	1,000,608	1,000,000
	FIRSTBANK MONTRL BKRS ACCEP CDS	ZCP 04/JAN/2019 100,000	75,596	73,200
	FLEX ACQUISITION CO INC	6.875% 15/JAN/2025 489,000	489,000	435,210
	FLEX ACQUISITION CO INC	7.875% 15/JUL/2026 1,200,000	1,207,750	1,080,000
	FLEX LTD	4.625% 15/FEB/2020 100,000	105,171	100,505
	FLEX LTD	5% 15/FEB/2023 700,000	745,346	700,340
	FORD CREDIT AUTO LEASE TR	1.88% 15/APR/2020 1,044,005	1,041,644	1,041,418
	FORD CREDIT AUTO LEASE TR	1.8% 15/JUN/2020 660,551	658,582	658,636
	FORD CREDIT AUTO LEASE TR	FLT 15/JUN/2020 684,266	684,266	683,993
	FORD CREDIT AUTO OWNER TR	1.64% 15/JUN/2020 268,523	267,829	268,236
	FORD CREDIT AUTO OWNER TR	1.74% 15/FEB/2021 1,888,879	1,880,664	1,882,300
	FORD CREDIT AUTO OWNER TR	1.39% 15/JUL/2020 350,773	349,655	349,818
	FORD CREDIT AUTO OWNER TR	1.33% 15/OCT/2020 2,001,841	1,992,501	1,992,658
	FORD CREDIT AUTO OWNER TR	1.22% 15/MAR/2021 3,268,780	3,241,387	3,238,384
	FORD CREDIT AUTO OWNER TR	1.8% 15/SEP/2020 2,617,351	2,609,636	2,609,192
	FORD CREDIT AUTO OWNER TR	FLT 15/SEP/2020 736,245	736,245	736,349
	FORD CREDIT AUTO OWNER TR	2.59% 15/FEB/2021 1,171,912	1,170,686	1,169,731
	FORD MOTOR CREDIT CO LLC	2.597% 04/NOV/2019 700,000	694,932	692,275
	FORD MOTOR CREDIT CO LLC	2.262% 28/MAR/2019 700,000	700,000	697,992
	FORD MOTOR CREDIT CO LLC	3.157% 04/AUG/2020 3,600,000	3,555,296	3,527,750
	FORD MOTOR CREDIT CO LLC	3.2% 15/JAN/2021 300,000	290,682	290,926
	FORD MOTOR CREDIT CO LLC	5.75% 01/FEB/2021 700,000	726,180	713,928
	FORD MOTOR CREDIT CO LLC	FLT 02/NOV/2020 200,000	194,982	195,877
	FORD MOTOR CREDIT CO LLC	FLT 12/OCT/2021 1,300,000	1,293,039	1,247,559
	FPL RECOVERY FUNDING LLC	5.2555% 01/AUG/2021 5,537,595	5,622,302	5,563,119
	FREEPORT-MCMORAN INC	4.55% 14/NOV/2024 3,908,000	3,386,309	3,605,130
	FREEPORT-MCMORAN INC	5.45% 15/MAR/2043 4,382,000	4,328,513	3,335,798
	FRESENIUS MEDICAL CARE US FIN INC	5.75% 15/FEB/2021 200,000	208,830	206,000
	FRONTIER COMMUNICATIONS CORP	10.5% 15/SEP/2022 530,000	474,023	368,350
	FRONTIER COMMUNICATIONS CORP	11.00% 15/SEP/2025 940,000	751,825	585,103
	FRONTIER COMMUNICATIONS CORP	7.125% 15/JAN/2023 1,128,000	1,086,142	637,320
	FRONTIER COMMUNICATIONS CORP	8.5% 01/APR/2026 975,000	973,781	853,125
	GALLATIN CLO VIII 2017-1 LTD	FLT 15/JUL/2027 1,500,000	1,500,000	1,491,485
	GARTNER INC	5.125% 01/APR/2025 1,627,000	1,665,752	1,579,215
	GATES GLOBAL LLC	6.00% 15/JUL/2022 2,230,000	2,204,996	2,185,400
	GATX CORP	4.85% 01/JUN/2021 100,000	102,966	103,193
	GDF SUEZ	2.875% 10/OCT/2022 400,000	389,120	392,147
	GE CAPITAL CRDT CRD MSTR NOTE TR	2.22% 15/JAN/2022 3,220,000	3,214,855	3,218,793

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	GENERAL ELECTRIC CO	3.1% 09/JAN/2023 300,000	262,542	279,932
	GENERAL MILLS INC	FLT 16/APR/2021 900,000	899,685	886,039
	GENERAL MOTORS FINANCIAL CO INC	3.2% 06/JUL/2021 150,000	149,726	146,521
	GENERAL MOTORS FINANCIAL CO INC	3.45% 14/JAN/2022 700,000	699,076	678,322
	GENERAL MOTORS FINANCIAL CO INC	FLT 14/JAN/2022 950,000	972,439	937,028
	GEORGIA-PACIFIC LLC	2.539% 15/NOV/2019 585,000	594,623	580,570
	GEORGIA-PACIFIC LLC	5.4% 01/NOV/2020 700,000	773,601	725,322
	GM FINANCIAL AUTOMOBILE LEASING TR	1.61% 20/DEC/2019 1,144,451	1,141,674	1,142,791
	GM FINANCIAL AUTOMOBILE LEASING TR	2.06% 20/MAY/2020 3,662,223	3,650,466	3,648,064
	GM FINANCIAL AUTOMOBILE LEASING TR	2.01% 20/NOV/2020 1,500,000	1,489,468	1,489,460
	GM FINANCIAL AUTOMOBILE LEASING TR	2.39% 20/APR/2020 505,051	503,535	503,652
	GM FINANCIAL AUTOMOBILE LEASING TR	2.83% 20/JUL/2020 1,609,239	1,607,495	1,607,465
	GM FINCL CONSMR AUTO RECVBLS TR	1.51% 16/MAR/2020 29,036	29,003	29,017
	GM FINCL CONSMR AUTO RECVBLS TR	1.61% 18/MAY/2020 818,824	816,725	817,085
	GM FINCL CONSMR AUTO RECVBLS TR	1.71% 16/SEP/2020 226,459	225,716	225,761
	GOLDCORP INC	3.625% 09/JUN/2021 1,300,000	1,298,323	1,296,049
	GOLDMAN SACHS BANK USA/NY	FLT 16/AUG/2019 5,100,000	5,100,000	5,099,643
	GOLDMAN SACHS GRP INC	2.625% 25/APR/2021 900,000	899,415	876,561
	GOLDMAN SACHS GRP INC	FLT 15/SEP/2020 800,000	794,776	803,752
	GOLDMAN SACHS GRP INC	FLT 26/APR/2022 1,000,000	1,000,000	988,750
	GOLDMAN SACHS GRP INC	4% 03/MAR/2024 1,080,000	1,081,501	1,065,715
	GOLDMAN SACHS GRP INC	3.625% 22/JAN/2023 700,000	709,870	688,986
	GREENEDEN U.S. HOLDINGS I, LLC	ZCP 01/DEC/2023 490,311	482,975	473,660
	GRINDING MEDIA INC	7.375% 15/DEC/2023 1,009,000	1,036,515	976,208
	H&E EQUIPMENT SERVICES INC	5.625% 01/SEP/2025 1,619,000	1,551,723	1,485,433
	HALCON RESOURCES CORP	6.75% 15/FEB/2025 3,752,000	3,681,746	2,738,960
	HARLEY-DAVIDSON MOTORCYCLE TR	1.34% 15/JAN/2021 2,586,765	2,573,369	2,575,492
	HARRIS CORP	FLT 30/APR/2020 800,000	800,021	797,725
	HCA INC	4.5% 15/FEB/2027 1,400,000	1,403,500	1,323,000
	HCA INC	4.75% 01/MAY/2023 1,880,000	1,863,990	1,851,800
	HCA INC	5.25% 15/APR/2025 3,105,000	3,306,244	3,089,475
	HCA INC	5.375% 01/FEB/2025 4,107,000	4,214,255	4,004,325
	HCA INC	7.5% 15/FEB/2022 2,000,000	2,008,388	2,125,000
	HEALTH CARE REIT INC	4.95% 15/JAN/2021 600,000	657,954	614,196
	HEATHROW FUNDING LTD	4.875% 15/JUL/2023 100,000	104,259	102,554
	HERTZ CORP	7.625% 01/JUN/2022 2,658,000	2,691,266	2,505,165
	HEWLETT PACKARD ENTERPRISE CO	FLT 05/OCT/2021 800,000	799,992	793,038
	HILL-ROM HOLDINGS INC	5.00% 15/FEB/2025 1,855,000	1,870,911	1,762,250
	HILTON DOMESTIC OPERATING CO INC	5.125% 01/MAY/2026 1,000,000	1,001,250	960,000
	HOLCIM US FINANCE SARL & CIE SCS	6.00% 30/DEC/2019 100,000	116,181	102,413
	HOLLY ENERGY PARTNERS LP	6.00% 01/AUG/2024 3,230,000	3,383,735	3,165,400
	HOLOGIC INC	4.625% 01/FEB/2028 1,300,000	1,300,000	1,170,000
	HOME EQUITY ASSET TR	FLT 25/FEB/2033 0,211	186	199
	HOME EQUITY MTG LOAN AB TR	FLT 25/APR/2037 1,035,364	229,161	914,381
	HONDA AUTO RECVBLS OWNER TR	1.23% 23/SEP/2019 213,790	213,402	213,684
	HONDA AUTO RECVBLS OWNER TR	1.22% 18/DEC/2019 1,262,097	1,258,780	1,259,205
	HONDA AUTO RECVBLS OWNER TR	1.39% 15/APR/2020 789,193	786,801	786,070
	HONDA AUTO RECVBLS OWNER TR	1.16% 18/MAY/2020 580,430	577,162	577,082

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	HONDA AUTO RECVBLS OWNER TR	1.21% 18/DEC/2020 3,980,262	3,945,438	3,944,418
	HONDA AUTO RECVBLS OWNER TR	1.46% 15/OCT/2019 251,733	251,496	251,572
	HONDA AUTO RECVBLS OWNER TR	1.57% 21/JAN/2020 742,743	741,070	741,016
	HONDA AUTO RECVBLS OWNER TR	1.8% 21/JAN/2020 908,831	907,621	906,669
	HONDA AUTO RECVBLS OWNER TR	2.36% 15/JUN/2020 1,966,954	1,963,708	1,962,696
	HONDA AUTO RECVBLS OWNER TR	2.66% 18/DEC/2020 1,389,690	1,389,266	1,386,507
	HSBC BANK PLC	FLT 13/FEB/2019 3,000,000	3,000,000	3,000,927
	HSBC HOLDINGS PLC	3.4% 08/MAR/2021 200,000	199,544	199,481
	HSBC HOLDINGS PLC	3.6% 25/MAY/2023 800,000	799,704	795,432
	HSBC HOLDINGS PLC	4.25% 18/AUG/2025 1,300,000	1,289,340	1,261,766
	HSBC USA INC	2.25% 23/JUN/2019 490,000	488,347	488,042
	HUB INT'L LTD	ZCPN 25/APR/2025 517,400	516,107	489,996
	HUB INT'L LTD	7.00% 01/MAY/2026 1,838,000	1,835,776	1,658,795
	HUDBAY MINERALS INC	7.25% 15/JAN/2023 861,000	872,003	850,238
	HUDBAY MINERALS INC	7.625% 15/JAN/2025 2,789,000	2,927,364	2,726,248
	HUNTINGTON AUTO TR	1.59% 16/NOV/2020 7,235,269	7,205,376	7,204,463
	HYLAND SOFTWARE, INC	ZCP 01/JUL/2024 345,609	344,659	336,018
	HYUNDAI AUTO LEASE SECRTZTN TR	1.49% 18/FEB/2020 664,388	662,768	663,795
	HYUNDAI AUTO LEASE SECRTZTN TR	1.69% 16/DEC/2019 926,868	925,225	925,002
	HYUNDAI AUTO LEASE SECRTZTN TR	FLT 16/DEC/2019 315,135	315,258	315,139
	HYUNDAI AUTO LEASE SECRTZTN TR	1.97% 15/JUL/2020 2,242,000	2,228,458	2,229,825
	HYUNDAI AUTO LEASE SECRTZTN TR	1.89% 16/MAR/2020 3,299,552	3,288,859	3,288,329
	HYUNDAI AUTO LEASE SECRTZTN TR	FLT 16/MAR/2020 1,378,446	1,378,446	1,378,319
	HYUNDAI AUTO LEASE SECRTZTN TR	2.55% 17/AUG/2020 375,470	374,495	374,545
	HYUNDAI AUTO RECVBLS TR	1.48% 15/JUN/2021 761,838	758,070	759,985
	HYUNDAI AUTO RECVBLS TR	1.46% 18/FEB/2020 50,210	50,102	50,176
	HYUNDAI AUTO RECVBLS TR	1.56% 15/SEP/2020 1,426,477	1,420,956	1,421,110
	HYUNDAI AUTO RECVBLS TR	1.29% 15/APR/2021 1,671,197	1,654,686	1,654,992
	HYUNDAI AUTO RECVBLS TR	1.48% 18/FEB/2020 33,085	33,001	33,062
	HYUNDAI AUTO RECVBLS TR	1.57% 17/AUG/2020 314,715	314,702	313,746
	HYUNDAI AUTO RECVBLS TR	FLT 17/AUG/2020 980,421	980,421	980,321
	HYUNDAI CAPITAL AMERICA	2.00% 01/JUL/2019 600,000	599,574	596,143
	IBERDROLA FINANCE IRELAND LTD	5.00% 11/SEP/2019 1,000,000	1,070,120	1,009,454
	ICAHN ENTERPRISES LP	6.25% 01/FEB/2022 1,561,000	1,585,294	1,541,488
	IHO VERWALTUNGS GMBH	4.5% 15/SEP/2023 1,748,000	1,669,053	1,599,420
	IHO VERWALTUNGS GMBH	4.75% 15/SEP/2026 611,000	611,000	530,043
	ILLINOIS TOOL WORKS INC	6.25% 01/APR/2019 237,000	238,784	238,810
	IMPERIAL BRANDS FINANCE PLC	2.95% 21/JUL/2020 300,000	296,706	295,519
	IMPERIAL BRANDS FINANCE PLC	3.75% 21/JUL/2022 2,200,000	2,164,470	2,182,285
	IMPERIAL BRANDS FINANCE PLC	4.25% 21/JUL/2025 200,000	210,748	196,717
	IMPERIAL TOBACCO FINANCE PLC	3.5% 11/FEB/2023 400,000	389,860	388,147
	INDIGO NATURAL RESOURCES LLC	6.875% 15/FEB/2026 1,119,000	1,135,785	962,340
	INDUSTRL & COMMCL BK OF CHINA LTD	FLT 08/NOV/2020 1,300,000	1,300,000	1,297,687
	INDUSTRIAL COM BNK CHN	2.92% 26/FEB/2019 4,000,000	4,000,000	4,001,340
	INEOS GRP HOLDINGS SA	5.625% 01/AUG/2024 2,202,000	2,210,782	1,950,972
	INFORMATICA LLC	7.125% 15/JUL/2023 1,185,000	1,146,546	1,154,060
	ING BANK	2.3% 22/MAR/2019 1,200,000	1,198,940	1,198,330
	ING BANK	FLT 22/MAR/2019 1,500,000	1,503,239	1,502,597

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	ING BANK	2.5% 01/OCT/2019 900,000	895,815	895,905
	ING BANK	FLT 01/OCT/2019 640,000	642,189	641,159
	INTELSAT JACKSON HOLDINGS SA	8.5% 15/OCT/2024 1,685,000	1,690,437	1,634,450
	INTERPUBLIC GRP OF COS INC	3.5% 01/OCT/2020 500,000	499,895	500,619
	INTERPUBLIC GRP OF COS INC	4.00% 15/MAR/2022 600,000	599,838	605,118
	INTESA SANPAOLO SPA	6.5% 24/FEB/2021 500,000	585,260	512,590
	INT'L GAME TECHNOLOGY PLC	6.25% 15/FEB/2022 1,922,000	1,975,550	1,926,805
	INT'L GAME TECHNOLOGY PLC	6.25% 15/JAN/2027 623,000	623,000	598,859
	INT'L GAME TECHNOLOGY PLC	6.5% 15/FEB/2025 2,454,000	2,562,588	2,417,190
	INT'L LEASE FINANCE CORP	6.25% 15/MAY/2019 800,000	856,719	807,077
	INT'L LEASE FINANCE CORP	8.25% 15/DEC/2020 400,000	440,668	430,313
	INT'L LEASE FINANCE CORP	8.625% 15/JAN/2022 400,000	501,000	444,702
	IPALCO ENTERPRISES INC	3.45% 15/JUL/2020 200,000	199,142	199,746
	IQVIA INC	4.875% 15/MAY/2023 1,088,000	1,097,520	1,066,240
	IRB HOLDING CORP	6.75% 15/FEB/2026 1,349,000	1,358,625	1,180,375
	IRON MOUNTAIN INC	4.875% 15/SEP/2027 1,185,000	1,177,168	1,033,913
	IRON MOUNTAIN INC	5.25% 15/MAR/2028 510,000	502,529	450,075
	IRON MOUNTAIN INC	5.75% 15/AUG/2024 2,245,000	2,184,432	2,132,750
	ISTAR INC	6% 01/APR/2022 1,103,000	1,133,011	1,067,153
	JACK OHIO FINANCE LLC	6.75% 15/NOV/2021 1,660,000	1,660,000	1,676,600
	JACKSON NATIONAL LIFE GLOBAL FUNDING	2.1% 25/OCT/2021 2,000,000	1,998,780	1,929,981
	JACKSON NATIONAL LIFE GLOBAL FUNDING	FLT 27/APR/2020 355,000	355,136	353,839
	JAGGED PEAK ENERGY LLC	5.875% 01/MAY/2026 1,486,000	1,489,512	1,381,980
	JAGUAR HOLDING CO II	6.375% 01/AUG/2023 2,616,000	2,613,935	2,503,512
	JAMES HARDIE INT'L FINANCE DAC	4.75% 15/JAN/2025 118,000	110,330	107,380
	JAMES HARDIE INT'L FINANCE DAC	5.00% 15/JAN/2028 632,000	632,000	540,360
	JOHN DEERE CAPITAL C CORP	2.43% 14/JAN/2019 8,250,000	8,242,850	8,242,258
	JOHN DEERE CAPITAL CORP	FLT 07/JAN/2020 915,000	915,903	914,810
	JOHN DEERE CAPITAL CORP	2.25% 17/APR/2019 694,000	692,472	692,440
	JOHN DEERE OWNER TR	1.36% 15/APR/2020 880,220	877,784	878,158
	JOHN DEERE OWNER TR	1.25% 15/JUN/2020 1,012,382	1,007,092	1,007,785
	JOHN DEERE OWNER TR	1.59% 15/APR/2020 1,016,879	1,014,053	1,014,937
	JOHN DEERE OWNER TR	2.42% 15/OCT/2020 1,628,701	1,626,423	1,625,617
	JOHN DEERE OWNER TR	2.53498% 15/AUG/2019 2,012,013	2,011,192	2,010,848
	JOHNSON & JOHNSON	1.125% 01/MAR/2019 448,000	446,860	446,820
	KAR AUCTION SERVICES INC	5.125% 01/JUN/2025 2,072,000	2,087,282	1,869,980
	KEURIG DR PEPPER INC	3.551% 25/MAY/2021 1,200,000	1,195,980	1,198,182
	KFC HLDG CO/PIZZA HUT HLDG LLC/TACO BELL OF AMRC LLC	5.25% 01/JUN/2026 3,000,000	3,033,750	2,902,500
	KINDER MORGAN INC/DE	5% 15/FEB/2021 300,000	318,276	307,354
	KOMATSU FINANCE AMERICA INC	2.437% 11/SEP/2022 300,000	289,290	288,363
	KOPPERS INC	6% 15/FEB/2025 1,211,000	1,270,126	1,065,680
	KRAFT FOODS GRP INC	3.5% 06/JUN/2022 900,000	905,692	890,923
	KRAFT HEINZ FOODS CO	3.5% 15/JUL/2022 1,000,000	991,671	985,493
	KRAFT HEINZ FOODS CO	FLT 10/FEB/2021 200,000	200,096	198,339
	L BRANDS INC	6.875% 01/NOV/2035 1,144,000	1,121,182	955,469
	LAMB WESTON HOLDINGS INC	4.875% 01/NOV/2026 2,356,000	2,406,688	2,261,760
	LAREDO PETROLEUM INC	5.625% 15/JAN/2022 1,587,000	1,545,277	1,424,333
	LAREDO PETROLEUM INC	6.25% 15/MAR/2023 1,911,000	1,916,570	1,715,123

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	LEASEPLAN CORP	2.875% 22/JAN/2019 870,000	862,927	869,676
	LEHMAN BROTHERS HOLDINGS INC	6.00% 26/SEP/2014 340,000	43,350	6,630
	LEHMAN BROTHERS HOLDINGS INC	5.25% 06/FEB/2012 210,000	26,775	3,990
	LENNAR CORP	4.5% 30/APR/2024 3,100,000	3,119,375	2,929,500
	LENNAR CORP	4.75% 29/NOV/2027 536,000	536,000	483,740
	LENNAR CORP	5.00% 15/JUN/2027 615,000	619,612	561,188
	LENNAR CORP	5.25% 01/JUN/2026 338,000	333,697	318,565
	LENNAR CORP	5.875% 15/NOV/2024 362,000	384,456	362,000
	LENNAR CORP	6.25% 15/DEC/2021 1,035,000	1,108,113	1,053,113
	LG&E & KU ENERGY LLC	4.375% 01/OCT/2021 600,000	639,276	609,741
	LIVE NATION ENTERTAINMENT INC	4.875% 01/NOV/2024 929,000	929,000	882,550
	LIVE NATION ENTERTAINMENT INC	5.625% 15/MAR/2026 630,000	637,087	615,825
	LLOYDS BANK PLC	2.05% 22/JAN/2019 1,694,000	1,693,144	1,692,669
	LLOYDS BANK PLC	FLT 22/JAN/2019 979,000	979,404	979,225
	LLOYDS BANKING GRP PLC	FLT 29/DEC/2049 200,000	278,274	254,561
	LLOYDS BANKING GRP PLC	4.05% 16/AUG/2023 800,000	799,784	790,339
	LTF MERGER SUB INC	8.5% 15/JUN/2023 844,000	844,000	854,550
	MACQUARIE BANK LTD	2.51% 25/FEB/2019 400,000	398,472	398,299
	MACQUARIE BANK LTD	FLT 04/APR/2019 3,935,000	3,936,188	3,934,304
	MACQUARIE BANK LTD	FLT 15/MAR/2019 166,000	166,054	166,019
	MACQUARIE BANK LTD	2.35% 15/JAN/2019 650,000	649,884	649,863
	MARATHON OIL CORP	2.7% 01/JUN/2020 100,000	98,672	98,522
	MARATHON OIL CORP	2.8% 01/NOV/2022 1,200,000	1,150,041	1,127,081
	MARRIOTT OWNERSHIP RESORTS INC	6.5% 15/SEP/2026 335,000	338,769	323,275
	MASCO CORP	3.5% 01/APR/2021 200,000	199,306	199,067
	MASCO CORP	7.125% 15/MAR/2020 116,000	131,686	121,176
	MASSMUTUAL GLOBAL FUNDING II	2.35% 09/APR/2019 210,000	209,698	209,655
	MASSMUTUAL GLOBAL FUNDING II	2.5% 17/OCT/2022 200,000	195,820	192,934
	MASTR ASSET BACKED SECURITIES TR	FLT 25/JAN/2036 139,116	137,168	138,808
	MATADOR RESOURCES CO	5.875% 15/SEP/2026 2,004,000	2,007,150	1,843,680
	MATCH GRP INC	6.375% 01/JUN/2024 1,380,000	1,408,500	1,404,150
	MATTEL INC	6.75% 31/DEC/2025 1,673,000	1,671,954	1,492,634
	MCCORMICK & CO INC/MD	3.15% 15/AUG/2024 800,000	799,496	771,166
	MEG ENERGY CORP	6.5% 15/JAN/2025 460,000	454,940	466,900
	MERCEDES-BENZ AUTO LEASE TR	1.35% 15/AUG/2019 470,898	470,192	470,665
	MERCEDES-BENZ AUTO LEASE TR	1.53% 15/AUG/2019 605,284	604,457	604,922
	MERCEDES-BENZ AUTO LEASE TR	1.79% 15/APR/2020 1,917,000	1,909,632	1,911,252
	MERCEDES-BENZ AUTO LEASE TR	2.2% 15/APR/2020 3,735,287	3,729,612	3,727,141
	MERCEDES-BENZ AUTO RECVBLS TR	1.26% 16/FEB/2021 934,141	927,344	926,836
	MERCK & CO INC	ZCP 13/FEB/2019 4,000,000	3,988,390	3,987,871
	MERCK & CO INC	2.43% 04/FEB/2019 3,650,000	3,641,727	3,641,153
	MERITAGE HOMES CORP	6.00% 01/JUN/2025 2,000,000	2,012,500	1,885,000
	MERITAGE HOMES CORP	7.00% 01/APR/2022 684,000	695,275	701,100
	METROPOLITAN LIFE GLOBL FUNDING	2.3% 10/APR/2019 870,000	868,684	868,518
	METROPOLITAN LIFE GLOBL FUNDING	FLT 19/SEP/2019 3,043,000	3,047,174	3,039,869
	MGM GROWTH PROP OPRNG PRTNRSHP	4.5% 01/SEP/2026 550,000	553,437	497,750
	MGM GROWTH PROP OPRNG PRTNRSHP	4.5% 15/JAN/2028 1,240,000	1,249,078	1,085,000
	MGM RESORTS INT'L	6% 15/MAR/2023 921,000	925,644	925,605

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	MGM RESORTS INT'L	6.625% 15/DEC/2021 963,000	1,022,570	987,075
	MGM RESORTS INT'L	6.75% 01/OCT/2020 1,491,000	1,544,000	1,532,003
	MICROCHIP TECHNOLOGY INC	3.922% 01/JUN/2021 1,800,000	1,800,282	1,785,578
	MIDAMERICAN ENERGY CO	2.4% 15/MAR/2019 923,000	922,780	922,002
	MISYS LTD	ZCP 26/APR/2024 739,920	735,609	691,562
	MITSUBISHI UFJ FINANCIAL GRP INC	FLT 26/JUL/2023 400,000	400,996	395,476
	MITSUBISHI UFJ LEASE & FIN CO LTD	2.65% 19/SEP/2022 1,000,000	1,000,000	957,337
	MITSUBISHI UFJ TR & BNKNG CORP/NY	FLT 31/JAN/2019 1,000,000	1,000,006	1,000,211
	MIZUHO BANK LTD	2.82% 14/MAR/2019 750,000	749,903	750,158
	MIZUHO BANK LTD	2.4% 26/MAR/2020 1,600,000	1,578,144	1,584,368
	MIZUHO BANK LTD	2.45% 16/APR/2019 2,063,000	2,061,177	2,059,642
	MOLSON COORS BREWING CO	1.9% 15/MAR/2019 800,000	799,528	797,723
	MOLSON COORS BREWING CO	2.1% 15/JUL/2021 300,000	299,886	289,246
	MONDELEZ INT'L HOLDINGS NETHERLANDS	1.625% 28/OCT/2019 700,000	690,123	690,253
	MONDELEZ INT'L HOLDINGS NETHERLANDS	2.00% 28/OCT/2021 1,200,000	1,164,864	1,149,761
	MORGAN STANLEY	3.125% 23/JAN/2023 400,000	399,100	390,362
	MORGAN STANLEY	5.75% 25/JAN/2021 2,150,000	2,240,644	2,241,699
	MORGAN STANLEY ABS CAPTL I INC TR	FLT 25/JUL/2034 479,500	478,976	476,097
	MPH ACQUISITION HOLDINGS LLC	7.125% 01/JUN/2024 2,636,000	2,707,297	2,458,070
	MSCI INC	5.25% 15/NOV/2024 1,325,000	1,350,202	1,318,375
	MUFG BANK LTD	2.3% 10/MAR/2019 1,283,000	1,281,184	1,281,069
	MULTI-COLOR CORP	4.875% 01/NOV/2025 2,394,000	2,402,145	2,058,840
	MYLAN NV	2.5% 07/JUN/2019 275,000	276,606	273,707
	NABORS INDUSTRIES INC	5.5% 15/JAN/2023 903,000	873,755	716,730
	NABORS INDUSTRIES INC	5.75% 01/FEB/2025 3,483,000	3,458,254	2,636,874
	NATIONAL AUSTRALIA BANK LTD	FLT 17/APR/2019 650,000	650,405	650,296
	NATIONAL AUSTRALIA BANK LTD	FLT 22/MAY/2020 1,451,000	1,453,580	1,450,361
	NATIONAL BANK OF CANADA	FLT 17/JAN/2020 1,296,000	1,298,301	1,297,848
	NATIONAL RUR UTILS COOP FIN CORP	FLT 30/JUN/2021 100,000	100,000	99,232
	NATIONAL RUR UTILS COOP FIN CORP	ZCP 14/JAN/2019 8,400,000	8,392,629	8,392,020
	NATIXIS SA/NY	FLT 01/FEB/2019 4,000,000	4,000,000	4,000,434
	NAVIENT CORP	7.25% 25/JAN/2022 482,000	533,403	465,130
	NAVIENT CORP	8% 25/MAR/2020 177,000	184,301	179,850
	NAVIENT CORP	5.5% 25/JAN/2023 416,000	410,785	364,000
	NAVIENT CORP	5.875% 25/OCT/2024 1,706,000	1,647,291	1,424,510
	NAVIENT CORP	6.5% 15/JUN/2022 1,770,000	1,823,657	1,650,525
	NAVIENT CORP	6.625% 26/JUL/2021 979,000	999,920	944,735
	NAVIENT CORP	6.75% 15/JUN/2026 2,005,000	2,023,612	1,664,150
	NCR CORP	5.00% 15/JUL/2022 1,085,000	1,035,524	1,022,613
	NCR CORP	6.375% 15/DEC/2023 2,262,000	2,283,451	2,191,878
	NESTLE CAP CORP	2.45% 07/JAN/2019 3,000,000	2,998,815	2,998,641
	NETFLIX INC	4.875% 15/APR/2028 4,194,000	4,181,686	3,827,025
	NETFLIX INC	5.875% 15/FEB/2025 1,808,000	1,868,330	1,823,820
	NETFLIX INC	5.875% 15/NOV/2028 3,138,000	3,138,236	3,049,195
	NETFLIX INC	6.375% 15/MAY/2029 1,000,000	1,007,500	986,250
	NEVADA POWER CO	7.125% 15/MAR/2019 950,000	957,154	957,920
	NEW YORK LIFE GLOBAL	2.15% 18/JUN/2019 1,469,000	1,463,926	1,463,414
	NEW YORK LIFE GLOBAL	FLT 09/APR/2020 775,000	774,898	773,156

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	NEW YORK LIFE GLOBAL	FLT 12/APR/2019 580,000	580,255	579,776
	NEW YORK LIFE GLOBAL	FLT 24/OCT/2019 3,497,000	3,506,022	3,498,012
	NEXTERA ENERGY CAP HOLDINGS INC	3.342% 01/SEP/2020 100,000	100,285	100,198
	NEXTERA ENERGY CAP HOLDINGS INC	FLT 03/SEP/2019 1,290,000	1,288,749	1,288,551
	NEXTERA ENERGY OPRTNG PRTNRS LP	4.5% 15/SEP/2027 2,753,000	2,739,989	2,450,170
	NFP CORP	6.875% 15/JUL/2025 2,209,000	2,235,775	1,977,055
	NGPL PIPECO LLC	4.875% 15/AUG/2027 2,035,000	2,066,896	1,917,988
	NGPL PIPECO LLC	4.375% 15/AUG/2022 571,000	571,000	555,297
	NIELSEN CO LUXEMBOURG SARL	5.5% 01/OCT/2021 870,000	870,000	861,300
	NISOURCE INC	2.65% 17/NOV/2022 500,000	481,785	478,691
	NISSAN AUTO LEASE TR	1.91% 15/APR/2020 4,708,000	4,683,536	4,684,523
	NISSAN AUTO RECVBLS OWNER TR	1.34% 16/MAR/2020 245,565	244,928	245,252
	NISSAN AUTO RECVBLS OWNER TR	1.37% 15/MAY/2020 925,800	923,231	922,854
	NISSAN AUTO RECVBLS OWNER TR	1.34% 15/OCT/2020 1,879,914	1,870,425	1,870,022
	NISSAN AUTO RECVBLS OWNER TR	1.32% 15/JAN/2021 1,256,106	1,247,311	1,246,065
	NISSAN AUTO RECVBLS OWNER TR	1.18% 15/JAN/2021 120,028	118,738	118,902
	NISSAN AUTO RECVBLS OWNER TR	1.47% 15/JAN/2020 586,845	586,130	586,576
	NISSAN AUTO RECVBLS OWNER TR	1.56% 15/MAY/2020 676,856	676,090	674,864
	NISSAN AUTO RECVBLS OWNER TR	FLT 15/MAY/2020 704,325	704,325	704,326
	NISSAN AUTO RECVBLS OWNER TR	1.89% 15/OCT/2020 1,200,460	1,196,011	1,195,682
	NISSAN AUTO RECVBLS OWNER TR	2.39% 15/DEC/2020 1,027,880	1,026,094	1,025,256
	NISSAN MOTOR ACCEPTANCE CORP	2.00% 08/MAR/2019 700,000	700,595	698,088
	NISSAN MOTOR ACCEPTANCE CORP	FLT 08/MAR/2019 950,000	951,359	951,113
	NISSAN MOTOR ACCEPTANCE CORP	FLT 13/JAN/2020 250,000	250,894	249,483
	NISSAN MOTOR ACCEPTANCE CORP	FLT 13/SEP/2019 3,047,000	3,053,432	3,039,576
	NORDEA BANK ABP	FLT 30/SEP/2019 500,000	501,826	501,010
	NORDEA BANK ABP	FLT 14/FEB/2020 4,700,000	4,700,000	4,699,451
	NORDEA BANK ABP	FLT 14/MAR/2019 2,000,000	2,000,000	2,000,484
	NORFOLK SOUTHERN RAILWAY CO	9.75% 15/JUN/2020 400,000	514,456	436,917
	NORTHWEST AIRLINES	6.26% 20/MAY/2023 99,806	106,169	101,143
	NOVARTIS SECURITIES INV LTD	5.125% 10/FEB/2019 4,270,000	4,279,839	4,278,583
	NOVELIS CORP	5.875% 30/SEP/2026 2,851,000	2,909,889	2,523,135
	NOVELIS CORP	6.25% 15/AUG/2024 1,260,000	1,312,860	1,184,400
	NRG ENERGY INC	6.625% 15/JAN/2027 1,784,000	1,790,790	1,797,380
	NRG ENERGY INC	7.25% 15/MAY/2026 580,000	580,000	601,750
	NTT FINANCE CORP	1.9% 21/JUL/2021 700,000	671,116	674,722
	NUSTAR LOGISTICS LP	5.625% 28/APR/2027 1,841,000	1,917,965	1,716,732
	NXP BV / NXP FUNDING LLC	4.875% 01/MAR/2024 300,000	299,913	301,317
	ONE GAS, INC	2.55% 18/JAN/2019 8,000,000	7,990,631	7,990,120
	ONEOK INC	4.25% 01/FEB/2022 500,000	507,990	504,716
	ONTARIO TEACHRS' CAD FRVW PRPTY TR	3.125% 20/MAR/2022 700,000	699,839	694,925
	ONTARIO TEACHERS' FIN CORP	2.64% 03/JUN/2019 4,000,000	3,951,890	3,951,250
	OPTION ONE MORTGAGE ACCEP CORP	FLT 25/JUL/2033 530,086	521,141	524,900
	ORACLE CORP	2.375% 15/JAN/2019 6,722,000	6,721,746	6,720,412
	ORACLE CORP	5.00% 08/JUL/2019 2,073,000	2,094,038	2,095,085
	OUTFRONT MEDIA CAPITAL LLC	5.88% 15/MAR/2025 2,955,000	3,003,257	2,903,288
	OVERSEA-CHINESE BANKING CORP LTD	FLT 17/MAY/2021 1,000,000	1,000,000	998,837
	OWENS CORNING	4.2% 15/DEC/2022 900,000	901,764	893,591

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	OWENS-BROCKWAY GLASS CONTNR INC	5.375% 15/JAN/2025 41,000	41,717	38,950
	OWENS-BROCKWAY GLASS CONTNR INC	5.875% 15/AUG/2023 800,000	780,000	802,000
	OWENS-BROCKWAY GLASS CONTNR INC	6.375% 15/AUG/2025 3,211,000	3,541,077	3,178,890
	PACCAR FINANCIAL CORP	1.65% 25/FEB/2019 1,745,000	1,741,990	1,741,009
	PACCAR FINL CORP	ZCP 30/JAN/2019 6,700,000	6,686,453	6,685,762
	PACIFIC GAS	4.25% 01/AUG/2019 700,000	698,355	648,601
	PARK AEROSPACE HOLDINGS LTD	5.25% 15/AUG/2022 185,000	184,075	178,987
	PARSLEY ENERGY LLC	5.25% 15/AUG/2025 2,684,000	2,713,062	2,429,020
	PARSLEY ENERGY LLC	5.375% 15/JAN/2025 1,133,000	1,136,196	1,042,360
	PARSLEY ENERGY LLC	5.625% 15/OCT/2027 1,793,000	1,817,531	1,629,389
	PARSLEY ENERGY LLC	6.25% 01/JUN/2024 762,000	782,383	739,140
	PARTY CITY HOLDINGS INC	6.125% 15/AUG/2023 431,000	429,384	423,457
	PATTERN ENERGY GRP INC	5.875% 01/FEB/2024 2,271,000	2,301,122	2,191,515
	PDC ENERGY INC	6.125% 15/SEP/2024 1,322,000	1,342,351	1,222,850
	PDC ENERGY INC	5.75% 15/MAY/2026 2,140,000	2,156,337	1,904,600
	PENN NATIONAL GAMING INC	5.625% 15/JAN/2027 1,805,000	1,821,919	1,615,475
	PENSKE AUTOMOTIVE GRP INC	5.5% 15/MAY/2026 580,000	577,225	539,400
	PENSKE AUTOMOTIVE GRP INC	5.375% 01/DEC/2024 268,000	269,270	250,915
	PENSKE TRUCK LEASING CO LP	4.875% 11/JUL/2022 1,900,000	1,976,722	1,967,178
	PEPSICO INC	1.5% 22/FEB/2019 1,708,000	1,704,821	1,704,632
	PERNOD RICARD SA	4.25% 15/JUL/2022 1,000,000	1,020,976	1,014,437
	PERNOD RICARD SA	5.75% 07/APR/2021 1,700,000	1,803,938	1,781,754
	PERNOD RICARD SA	4.45% 15/JAN/2022 700,000	719,264	713,967
	PETROBRAS GLOBAL FINANCE	6.00% 27/JAN/2028 540,000	539,190	508,415
	PETROBRAS GLOBAL FINANCE	7.375% 17/JAN/2027 400,000	439,816	411,000
	PETROBRAS GLOBAL FINANCE	8.375% 23/MAY/2021 30,000	30,591	32,565
	PFIZER INC	2.30% 10/JAN/2019 8,000,000	7,995,440	7,994,691
	PIONEER NATURAL RESOURCES CO	3.45% 15/JAN/2021 300,000	281,278	299,100
	PLAINS ALL AMERICAN PIPELINE LP	2.6% 15/DEC/2019 500,000	503,145	492,615
	PLAINS ALL AMERICAN PIPELINE LP	3.65% 01/JUN/2022 300,000	294,669	294,519
	PLATFORM SPECIALTY PRODCTS CORP	5.875% 01/DEC/2025 3,588,000	3,574,803	3,354,780
	PLATFORM SPECIALTY PRODCTS CORP	6.5% 01/FEB/2022 1,133,000	1,151,350	1,133,000
	POLARIS INTERMEDIATE CORP	8.5% 01/DEC/2022 1,079,000	1,068,210	984,177
	POST HOLDINGS INC	5.00% 15/AUG/2026 4,442,000	4,427,911	4,042,220
	POST HOLDINGS INC	5.625% 15/JAN/2028 1,322,000	1,323,050	1,216,240
	POST HOLDINGS INC	5.75% 01/MAR/2027 4,314,000	4,402,605	4,044,375
	PQ CORP	5.75% 15/DEC/2025 1,712,000	1,715,679	1,583,600
	PQ CORP	6.75% 15/NOV/2022 1,899,000	1,982,296	1,955,970
	PRESTIGE BRANDS INC	6.375% 01/MAR/2024 1,968,000	1,989,386	1,899,120
	PRICOA GLOBAL FUNDING	2.2% 16/MAY/2019 625,000	623,164	623,173
	PRINCIPAL LIFE GLOBAL FUNDING	1.5% 18/APR/2019 1,510,000	1,505,140	1,503,098
	PRINCIPAL LIFE GLOBAL FUNDING	FLT 22/FEB/2019 4,626,000	4,626,857	4,625,745
	PROCTOR GAMBLE	2.40% 24/JAN/2019 3,000,000	2,995,496	2,994,986
	PROTECTIVE LIFE GLOBAL FUNDING	2.00% 14/SEP/2021 800,000	800,000	774,420
	PROVIDENT FUNDING ASSOC LP	6.375% 15/JUN/2025 1,988,000	2,030,740	1,789,200
	PTC INC	6.00% 15/MAY/2024 1,189,000	1,214,221	1,194,945
	PUBLIC SERVICE ENTERPRISE GRP INC	2.65% 15/NOV/2022 400,000	384,060	386,791
	QEP RESOURCES INC	5.625% 01/MAR/2026 676,000	615,160	561,080

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	QUALCOMM INC	FLT 30/JAN/2023 800,000	800,000	795,486
	QUALITYTECH LP	4.75% 15/NOV/2025 2,636,000	2,606,284	2,464,660
	QUEBECOR MEDIA INC	5.75% 15/JAN/2023 1,168,000	1,168,000	1,173,840
	QUICKEN LOANS INC	5.25% 15/JAN/2028 510,000	506,175	451,350
	QUICKEN LOANS INC	5.75% 01/MAY/2025 2,561,000	2,548,829	2,394,535
	RAAC SERIES 2007-RP3 TR	FLT 25/OCT/2046 463,774	267,150	453,921
	RADIATE HOLDCO LLC	6.625% 15/FEB/2025 1,666,000	1,649,112	1,441,090
	RADIATE HOLDCO LLC	6.875% 15/FEB/2023 530,000	530,000	480,975
	RAMP SERIES 2005-RS7 TR	FLT 25/JUL/2035 250,000	248,125	248,301
	RANGE RESOURCES CORP	5% 15/AUG/2022 839,000	839,000	750,905
	REALTY INCOME CORP	3.25% 15/OCT/2022 200,000	203,546	198,051
	RECKITT BENCKISER TRSRY SERVCS PLC	2.375% 24/JUN/2022 1,200,000	1,148,916	1,152,559
	RECKITT BENCKISER TRSRY SERVCS PLC	FLT 24/JUN/2022 1,500,000	1,501,065	1,473,829
	REFINITIV US HOLDINGS INC	6.25% 15/MAY/2026 815,000	821,112	786,475
	REFINITIV US HOLDINGS INC	8.25% 15/NOV/2026 2,856,000	2,867,120	2,609,670
	RELIANCE STNDRD LIFE GLBL FUNDING	2.5% 24/APR/2019 3,360,000	3,356,382	3,351,730
	RELIANCE STNDRD LIFE GLBL FUNDING	3.05% 20/JAN/2021 1,200,000	1,205,470	1,189,034
	REYNOLDS GRP ISSUER INC	5.75% 15/OCT/2020 436,098	448,636	435,008
	REYNOLDS GRP ISSUER INC	5.125% 15/JUL/2023 4,324,000	4,388,905	4,118,610
	REYNOLDS GRP ISSUER INC	7.00% 15/JUL/2024 1,814,000	1,829,024	1,727,835
	RITCHIE BROS AUCTIONEERS INC	5.375% 15/JAN/2025 1,563,000	1,626,730	1,516,110
	RIVERS PITTSBURGH BORROWER LP	6.125% 15/AUG/2021 632,000	635,762	613,040
	ROCHE HOLDINGS INC	FLT 30/SEP/2019 1,800,000	1,804,776	1,800,982
	ROCKPOINT GAS STRG CANADA LTD	7.00% 31/MAR/2023 1,552,000	1,530,670	1,458,880
	ROWAN COS INC	4.75% 15/JAN/2024 910,000	841,545	687,050
	ROYAL BANK OF CANADA	FLT 10/JAN/2019 2,000,000	2,000,120	2,000,112
	ROYAL BANK OF CANADA	FLT 20/MAY/2019 2,600,000	2,600,000	2,600,376
	ROYAL BANK OF SCOTLAND GRP PLC	FLT 25/JUN/2024 2,400,000	2,400,813	2,347,191
	ROYAL BANK OF SCOTLAND GRP PLC	FLT 31/DEC/2164 200,000	219,900	207,000
	SABINE PASS LIQUEFACTION LLC	5.625% 01/FEB/2021 800,000	851,923	824,262
	SABINE PASS LIQUEFACTION LLC	6.25% 15/MAR/2022 1,100,000	1,230,537	1,156,639
	SANDS CHINA LTD	4.6% 08/AUG/2023 900,000	899,802	894,042
	SANTANDER DRIVE AUTO RECVBLS TR	1.87% 15/DEC/2020 469,333	468,137	469,071
	SANTANDER DRIVE AUTO RECVBLS TR	1.87% 15/JUN/2021 367,162	365,810	366,345
	SANTANDER DRIVE AUTO RECVBLS TR	2.58% 15/OCT/2020 177,231	177,064	177,036
	SANTANDER DRIVE AUTO RECVBLS TR	2.73% 15/APR/2021 693,000	691,637	691,696
	SANTANDER RETAIL AUTO LEASE TR	2.02% 20/MAR/2020 6,203,102	6,184,860	6,180,218
	SANTANDER RETAIL AUTO LEASE TR	2.71% 20/OCT/2020 2,247,496	2,243,216	2,242,996
	SANTANDER UK GRP	2.875% 16/OCT/2020 100,000	100,131	98,255
	SANTANDER UK PLC	3.4% 01/JUN/2021 1,500,000	1,497,195	1,492,681
	SANTANDER UK PLC	FLT 14/MAR/2019 2,898,000	2,905,645	2,903,265
	SBA COMMUNICATIONS CORP	4.875% 01/SEP/2024 4,827,000	4,801,267	4,537,380
	SBA TOWER TR	2.877% 15/JUL/2046 600,000	604,800	588,996
	SCIENTIFIC GAMES INT'L INC	10.00% 01/DEC/2022 2,847,000	2,624,685	2,889,705
	SCIENTIFIC GAMES INT'L INC	5.00% 15/OCT/2025 2,262,000	2,159,182	2,018,835
	SCOTTS MIRACLE-GRO CO	6.00% 15/OCT/2023 1,869,000	1,938,731	1,859,655
	SEMPRA ENERGY	FLT 15/JAN/2021 900,000	900,000	884,885
	SENSATA TECHNOLOGIES	5.625% 01/NOV/2024 1,137,000	1,193,850	1,119,945

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	SENSATA TECHNOLOGIES	6.25% 15/FEB/2026 16,000	16,000	16,080
	SESI LLC	7.125% 15/DEC/2021 107,000	106,866	90,950
	SESI LLC	7.75% 15/SEP/2024 2,566,000	2,653,466	2,039,970
	SEVEN & I HOLDINGS CO LTD	3.35% 17/SEP/2021 800,000	799,952	801,586
	SHELL INT'L FINANCE	1.375% 10/MAY/2019 5,089,000	5,061,923	5,061,540
	SHIRE ACQUISITIONS INVESTMENTS IRELAND	1.9% 23/SEP/2019 200,000	197,752	197,197
	SIAM COMMERCIAL BANK PCL	3.5% 07/APR/2019 300,000	301,140	300,022
	SIEMENS FINANCIERINGSMTSCHPPJ	FLT 13/SEP/2019 350,000	350,817	350,085
	SIEMENS FINANCIERINGSMTSCHPPJ	FLT 16/MAR/2020 714,000	714,355	713,823
	SILGAN HOLDINGS INC	4.75% 15/MAR/2025 1,002,000	1,002,000	934,365
	SIMON PROPERTY GRP	2.40% 18/JAN/2019 8,300,000	8,290,789	8,289,749
	SINOPEC GRP OVERSEAS DEV 2015 LTD	2.5% 28/APR/2020 2,200,000	2,196,480	2,172,966
	SINOPEC GRP OVERSEAS DEV 2016 LTD	1.75% 29/SEP/2019 500,000	492,550	494,745
	SINOPEC GRP OVERSEAS DEV 2017 LTD	2.25% 13/SEP/2020 1,200,000	1,198,680	1,178,098
	SIRIUS XM RADIO INC	5.00% 01/AUG/2027 3,431,000	3,460,257	3,135,076
	SIRIUS XM RADIO INC	5.375% 15/APR/2025 2,767,000	2,827,079	2,621,732
	SIRIUS XM RADIO INC	5.375% 15/JUL/2026 1,058,000	1,077,159	989,230
	SKANDINAVISKA ENSKILDA BANKEN AB	2.375% 25/MAR/2019 500,000	499,581	499,078
	SKANDINAVISKA ENSKILDA BANKEN AB	FLT 13/SEP/2019 600,000	602,049	600,762
	SKY LTD	2.625% 16/SEP/2019 700,000	703,318	694,716
	SKY PLC	3.125% 26/NOV/2022 400,000	391,724	394,659
	SL GREEN OPERATING PARTNERSHIP LP	FLT 16/AUG/2021 400,000	400,400	398,292
	SLC STUDENT LOAN TR	FLT 25/NOV/2042 158,218	158,008	159,906
	SLM PRIVATE EDUCATION LOAN TR	FLT 16/MAY/2044 34,594	36,243	35,059
	SLM STUDENT LOAN TR	FLT 15/DEC/2023 193,721	258,853	220,433
	SM ENERGY CO	5.625% 01/JUN/2025 323,000	313,070	281,010
	SM ENERGY CO	6.625% 15/JAN/2027 98,000	95,060	86,730
	SM ENERGY CO	6.75% 15/SEP/2026 3,827,000	3,964,484	3,425,165
	SOLVAY FINANCE AMERICA LLC	3.4% 03/DEC/2020 700,000	708,701	699,621
	SOTERA HEALTH HOLDINGS LLC	6.5% 15/MAY/2023 2,648,000	2,662,552	2,535,460
	SOUTHERN CA GAS	2.58% 03/JAN/2019 8,250,000	8,248,840	8,248,398
	SOUTHERN CO	2.35% 01/JUL/2021 900,000	873,976	874,014
	SOUTHERN CO	2.75% 15/JUN/2020 200,000	198,194	197,784
	SOUTHERN NATURAL GAS CO LLC	8.00% 01/MAR/2032 77,000	66,228	97,939
	SOUTHERN POWER CO	FLT 20/DEC/2020 300,000	300,219	296,299
	SPCM SA	4.875% 15/SEP/2025 1,337,000	1,341,362	1,163,190
	SPECTRUM BRANDS INC	5.75% 15/JUL/2025 2,657,000	2,682,416	2,523,353
	SPECTRUM BRANDS INC	6.625% 15/NOV/2022 555,000	555,000	561,937
	SPRINGLEAF FINANCE CORP	5.625% 15/MAR/2023 1,116,000	1,116,000	1,029,510
	SPRINGLEAF FINANCE CORP	6.875% 15/MAR/2025 1,575,000	1,575,000	1,409,625
	SPRINGLEAF FINANCE CORP	7.125% 15/MAR/2026 910,000	910,000	812,175
	SPRINT COMMUNICATIONS INC	7% 01/MAR/2020 1,646,000	1,653,000	1,687,150
	SPRINT CORP	7.125% 15/JUN/2024 2,933,000	2,860,787	2,904,667
	SPRINT CORP	7.25% 15/SEP/2021 470,000	470,587	481,045
	SPRINT CORP	7.625% 01/MAR/2026 2,162,000	2,191,910	2,134,975
	SPRINT CORP	7.625% 15/FEB/2025 3,546,000	3,495,098	3,546,000
	SPRINT CORP	7.875% 15/SEP/2023 226,000	226,565	231,932
	SPRINT SPECTRUM CO LLC	3.36% 20/MAR/2023 756,250	756,477	746,797

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	SPX FLOW INC	5.625% 15/AUG/2024 800,000	816,000	756,000
	SPX FLOW INC	5.875% 15/AUG/2026 509,000	519,010	473,370
	STARFRUIT FINCO BV	8.00% 01/OCT/2026 3,367,000	3,382,186	3,114,475
	STARS GRP HOLDINGS BV	7.00% 15/JUL/2026 322,000	326,025	313,145
	STARWOOD PROPERTY TR INC	5.00% 15/DEC/2021 850,000	858,500	835,125
	STEVENS HOLDING CO INC	6.125% 01/OCT/2026 426,000	426,000	419,610
	SUMITOMO MITSUI BANKING CORP	1.966% 11/JAN/2019 1,626,000	1,625,555	1,625,597
	SUMITOMO MITSUI BANKING CORP	2.45% 16/JAN/2020 1,200,000	1,188,504	1,190,450
	SUMITOMO MITSUI BANKING CORP	FLT 02/AUG/2019 2,450,000	2,450,291	2,452,688
	SUMITOMO MITSUI BANKING CORP	FLT 11/JUL/2019 1,000,000	999,573	1,000,927
	SUMITOMO MITSUI FINANCIAL GRP INC	2.442% 19/OCT/2021 1,500,000	1,500,000	1,462,581
	SUMITOMO MITSUI FINANCIAL GRP INC	2.934% 09/MAR/2021 700,000	702,142	692,632
	SUMITOMO MITSUI TR BANK LTD	2.05% 06/MAR/2019 451,000	450,144	450,217
	SUMITOMO MITSUI TR BANK LTD	FLT 19/SEP/2019 500,000	500,719	500,204
	SUNCORP-METWAY LTD	2.1% 03/MAY/2019 1,950,000	1,944,614	1,943,077
	SUNOCO LOGISTCS PRTNRS OPRTNS LP	3.9% 15/JUL/2026 200,000	190,234	184,703
	SUNOCO LOGISTCS PRTNRS OPRTNS LP	4.65% 15/FEB/2022 100,000	102,839	101,546
	SUNOCO LP / SUNOCO FINANCE CORP	4.875% 15/JAN/2023 611,000	611,000	595,725
	SUNOCO LP / SUNOCO FINANCE CORP	5.5% 15/FEB/2026 1,689,000	1,657,350	1,600,327
	SUNTORY HOLDINGS LTD	2.55% 28/JUN/2022 200,000	191,866	191,689
	SVENSKA HANDELSBANKEN AB	FLT 06/SEP/2019 2,000,000	2,004,512	2,001,348
	SVENSKA HANDELSBANKEN/NY	FLT 01/APR/2020 500,000	500,311	501,034
	SVENSKA HANDELSBANKEN/NY	FLT 21/OCT/2019 1,000,000	1,000,588	1,000,146
	SWEDBANK AB	2.375% 27/FEB/2019 350,000	349,854	349,673
	SYMANTEC CORP	5.00% 15/APR/2025 3,612,000	3,699,232	3,368,830
	SYNCHRONY CC MASTER NOTE TR	2.04% 15/MAR/2022 10,113,000	10,076,991	10,092,471
	SYNGENTA FINANCE	3.698% 24/APR/2020 800,000	799,248	794,203
	SYNGENTA FINANCE	3.933% 23/APR/2021 1,300,000	1,297,096	1,282,237
	SYNGENTA FINANCE	4.441% 24/APR/2023 700,000	700,470	674,608
	SYNGENTA FINANCE	4.892% 24/APR/2025 200,000	196,012	189,110
	TALLGRASS ENERGY PARTNERS LP	5.5% 15/JAN/2028 1,911,000	1,948,959	1,834,560
	TALLGRASS ENERGY PARTNERS LP	5.5% 15/SEP/2024 481,000	481,000	472,582
	TARGA RESOURCES PARTNERS LP	5.125% 01/FEB/2025 825,000	847,687	773,437
	TARGA RESOURCES PARTNERS LP	5.375% 01/FEB/2027 3,236,000	3,267,305	3,033,750
	TARGA RESOURCES PARTNERS LP	4.25% 15/NOV/2023 707,000	668,480	654,859
	TARGA RESOURCES PARTNERS LP	5% 15/JAN/2028 3,830,000	3,797,612	3,466,150
	TARGA RESOURCES PARTNERS LP	5.875% 15/APR/2026 970,000	977,275	943,325
	TAYLOR MORRISON COMMUNITIES INC	5.25% 15/APR/2021 1,007,000	1,017,035	996,930
	TAYLOR MORRISON COMMUNITIES INC	5.625% 01/MAR/2024 500,000	490,625	475,000
	TECH DATA CORP	3.7% 15/FEB/2022 800,000	800,199	784,892
	TECK RESOURCES LTD	6.25% 15/JUL/2041 4,398,000	4,403,094	4,167,105
	TECK RESOURCES LTD	8.5% 01/JUN/2024 1,020,000	1,153,102	1,092,675
	TELECOM ITALIA CAPITAL	6.00% 30/SEP/2034 1,260,000	1,380,819	1,089,900
	TELECOM ITALIA SPA/MILANO	5.30% 30/MAY/2024 675,000	692,838	641,250
	TELEFLEX INC	4.625% 15/NOV/2027 1,480,000	1,490,327	1,372,700
	TELEFONICA EMISIONES SA	5.13% 27/APR/2020 700,000	751,569	714,447
	TELEFONICA EMISIONES SA	5.877% 15/JUL/2019 1,500,000	1,619,721	1,517,972
	TELSTRA CORP LTD	4.8% 12/OCT/2021 200,000	206,358	207,797

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	TEMPO ACQUISITION LLC	6.75% 01/JUN/2025 1,829,000	1,810,469	1,691,825
	TENCENT HOLDINGS LTD	3.375% 02/MAY/2019 3,408,000	3,412,184	3,411,641
	TENET HEALTHCARE CORP	4.625% 15/JUL/2024 1,980,000	1,980,000	1,841,400
	TENET HEALTHCARE CORP	5.125% 01/MAY/2025 1,294,000	1,294,000	1,206,655
	TENET HEALTHCARE CORP	6.75% 15/JUN/2023 582,000	562,242	546,352
	TENET HEALTHCARE CORP	7.00% 01/AUG/2025 1,800,000	1,774,157	1,665,000
	TENET HEALTHCARE CORP	8.125% 01/APR/2022 628,000	650,837	629,570
	TENNESSEE GAS PIPELINE CO LLC	8.375% 15/JUN/2032 28,000	25,048	33,745
	TERRAFORM POWER OPERATING LLC	5.00% 31/JAN/2028 2,559,000	2,562,845	2,251,920
	TERWIN MORTGAGE TR	FLT 25/OCT/2037 681,773	175,945	320,766
	TEVA PHARMACTCL FIN NETHERLANDS	1.7% 19/JUL/2019 202,000	198,860	198,864
	TEVA PHARMACTCL FIN NETHERLANDS	2.8% 21/JUL/2023 1,600,000	1,550,395	1,377,994
	THERMO FISHER SCIENTIFIC INC	3.3% 15/FEB/2022 800,000	796,390	796,592
	TIME WARNER CABLE LLC	8.75% 14/FEB/2019 700,000	781,788	703,908
	T-MOBILE USA INC	6.5% 01/15/2026 5,481,000	5,918,691	5,590,620
	T-MOBILE USA INC	4.75% 01/FEB/2028 3,810,000	3,819,725	3,448,050
	T-MOBILE USA INC	6.375% 01/MAR/2025 620,000	625,425	626,200
	TORONTO DOMINION BANK	ZCP 02/JAN/2019 2,300,000	1,740,705	1,681,250
	TORONTO DOMINION BANK	FLT 22/JAN/2019 1,437,000	1,437,558	1,437,372
	TOTAL CAPITAL INT'L SA	2.125% 10/JAN/2019 2,461,000	2,460,743	2,460,417
	TOTAL CAPITAL INT'L SA	FLT 19/JUN/2019 110,000	110,058	110,085
	TOYOTA AUTO RECVBLS OWNER TR	1.69% 15/DEC/2020 1,731,124	1,725,409	1,726,324
	TOYOTA AUTO RECVBLS OWNER TR	1.25% 16/MAR/2020 1,610,568	1,605,388	1,605,521
	TOYOTA AUTO RECVBLS OWNER TR	1.3% 15/APR/2020 959,886	956,071	954,706
	TOYOTA AUTO RECVBLS OWNER TR	1.14% 17/AUG/2020 1,814,593	1,803,180	1,802,684
	TOYOTA AUTO RECVBLS OWNER TR	1.23% 15/OCT/2020 1,873,888	1,860,997	1,860,923
	TOYOTA AUTO RECVBLS OWNER TR	1.73% 16/FEB/2021 3,207,702	3,185,010	3,184,846
	TOYOTA AUTO RECVBLS OWNER TR	1.46% 15/JAN/2020 172,528	172,159	172,337
	TOYOTA AUTO RECVBLS OWNER TR	1.58% 15/JUL/2020 1,646,656	1,640,441	1,640,040
	TOYOTA AUTO RECVBLS OWNER TR	2.1% 15/OCT/2020 461,140	459,327	459,343
	TOYOTA MOTOR CREDIT CORP	FLT 14/NOV/2019 250,000	250,065	249,622
	TOYOTA MOTOR CREDIT CORP	2.50% 27/MAR/2019 2,200,000	2,187,223	2,185,484
	TOYOTA MOTOR CREDIT CORP	2.48% 04/MAR/2019 8,400,000	8,360,940	8,361,765
	TRANSDIGM INC	6% 15/JUL/2022 259,000	259,000	255,115
	TRANSDIGM INC	6.375% 15/JUN/2026 5,081,000	5,190,458	4,725,330
	TRANSDIGM INC	6.5% 15/MAY/2025 2,736,000	2,769,358	2,612,880
	TRANSMONTAIGNE PARTNERS LP	6.125% 15/FEB/2026 1,880,000	1,853,747	1,682,600
	TRANSOCEAN GUARDIAN LTD	5.875% 15/JAN/2024 907,000	899,065	868,452
	TRANSOCEAN INC	7.5% 15/JAN/2026 596,000	626,161	522,990
	TRANSOCEAN PONTUS LTD	6.125% 01/AUG/2025 455,000	450,450	439,075
	TRIMAS CORP	4.875% 15/OCT/2025 1,270,000	1,282,700	1,171,575
	TYSON FOODS INC	FLT 02/JUN/2020 800,000	800,000	795,628
	UBS AG/LONDON	FLT 08/JUN/2020 700,000	700,000	699,616
	UBS GRP FUNDING SWITZERLAND AG	2.95% 24/SEP/2020 2,300,000	2,317,641	2,275,682
	UBS GRP FUNDING SWITZERLAND AG	3.00% 15/APR/2021 800,000	800,504	793,813
	UNICREDIT SPA	7.83% 04/DEC/2023 1,600,000	1,600,000	1,672,288
	UNILEVER CAPITAL CORP	2.2% 06/MAR/2019 199,000	198,784	198,751
	UNITED RENTALS NORTH AMERICA INC	4.875% 15/JAN/2028 1,046,000	1,049,537	917,865

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	UNITED RENTALS NORTH AMERICA INC	5.5% 15/MAY/2027 1,970,000	2,002,450	1,827,175
	UNITED RENTALS NORTH AMERICA INC	5.875% 15/SEP/2026 2,053,000	2,077,310	1,934,952
	UNITED RENTALS NORTH AMERICA INC	6.5% 15/DEC/2026 900,000	901,125	886,500
	UNITED TECHNOLOGIES CORP	3.35% 16/AUG/2021 200,000	198,756	199,459
	UNITED TECHNOLOGIES CORP	3.65% 16/AUG/2023 1,300,000	1,299,883	1,294,906
	UNITYMEDIA GMBH	6.125% 15/JAN/2025 1,839,000	1,881,948	1,848,011
	UNITYMEDIA HESSEN GMBH & CO KG	5.00% 15/JAN/2025 3,433,000	3,517,860	3,354,041
	US BANK NA	FLT 26/APR/2019 584,000	584,221	584,181
	US BANK NA	FLT 28/OCT/2019 3,000,000	3,008,863	3,004,593
	US CONCRETE INC	6.375% 01/JUN/2024 175,000	175,219	161,000
	USAA AUTO OWNER TR	1.2% 15/JUN/2020 2,161,383	2,156,034	2,157,014
	USAA AUTO OWNER TR	1.54% 18/FEB/2020 673,618	672,504	673,199
	USAA CAPITAL CORP	2.45% 09/JAN/2019 8,350,000	8,345,639	8,345,021
	USAA CAPITAL CORP	FLT 01/FEB/2019 2,165,000	2,165,238	2,164,981
	VALEANT PHARMACTCLS INT'L, INC	9.25% 01/APR/2026 1,585,000	1,583,019	1,585,000
	VALEANT PHARMACTCLS INT'L, INC	ZCP 17/MAY/2025 925,925	921,295	886,962
	VALVOLINE INC	4.375% 15/AUG/2025 1,340,000	1,358,270	1,232,800
	VALVOLINE INC	5.5% 15/JUL/2024 2,050,000	2,144,041	2,003,875
	VANKE REAL ESTATE	3.95% 23/DEC/2019 200,000	200,444	200,396
	VERISIGN INC	4.625% 01/MAY/2023 1,100,000	1,111,000	1,083,500
	VERISIGN INC	5.25% 01/APR/2025 1,610,000	1,609,020	1,593,900
	VERIZON COMMUNICATIONS INC	3.376% 15/FEB/2025 4,980,000	5,173,308	4,832,636
	VERSCEND ESCROW CORP	9.75% 15/AUG/2026 1,516,000	1,508,580	1,425,040
	VIDEOTRON LTD	5.00% 15/JUL/2022 1,573,000	1,574,098	1,565,135
	VIKING CRUISES LTD	5.875% 15/SEP/2027 1,666,000	1,599,536	1,553,545
	VIRGIN MEDIA FINANCE PLC	5.75% 15/JAN/2025 2,120,000	2,163,121	1,992,864
	VIRGIN MEDIA FINANCE PLC	6.00% 15/OCT/2024 1,237,000	1,250,167	1,188,138
	VIRGIN MEDIA SECURED FINANCE PLC	5.25% 15/JAN/2026 1,495,000	1,501,765	1,369,794
	VIRGIN MEDIA SECURED FINANCE PLC	5.5% 15/AUG/2026 2,765,000	2,785,306	2,557,210
	VISTRA ENERGY CORP	7.625% 01/NOV/2024 1,317,000	1,274,479	1,389,435
	VISTRA OPERATIONS CO LLC	5.5% 01/SEP/2026 970,000	971,212	933,625
	VMWARE INC	2.3% 21/AUG/2020 600,000	598,719	587,675
	VMWARE INC	2.95% 21/AUG/2022 1,600,000	1,549,124	1,525,068
	VODAFONE GRP PLC	3.75% 16/JAN/2024 1,100,000	1,090,683	1,084,195
	VOLKSWAGEN AUTO LN ENHANCED TR	2.76% 20/NOV/2019 5,806,976	5,806,976	5,803,476
	VOLKSWAGEN GRP OF AMERICA FIN LLC	2.4% 22/MAY/2020 500,000	493,631	492,227
	VOLKSWAGEN GRP OF AMERICA FIN LLC	2.45% 20/NOV/2019 600,000	600,282	594,279
	VOLVO FINANCIAL EQUIPMENT LLC	1.91% 15/JAN/2020 878,156	877,211	877,284
	VOLVO FINANCIAL EQUIPMENT LLC	1.67% 18/FEB/2020 114,943	114,694	114,713
	VOLVO FINANCIAL EQUIPMENT LLC	1.55% 15/OCT/2019 20,214	20,170	20,201
	VOLVO FINANCIAL EQUIPMENT LLC	2.26% 15/SEP/2020 8,344,090	8,323,884	8,318,444
	WACHOVIA CAPITAL TR III	FLT 31/DEC/2164 628,000	370,520	568,026
	WALT DISNEY CO	FLT 30/MAY/2019 675,000	675,793	675,505
	WEA FINANCE LLC	3.25% 05/OCT/2020 600,000	626,772	599,167
	WEATHERFORD INT'L LTD	7.75% 15/JUN/2021 1,029,000	1,027,413	771,750
	WEATHERFORD INT'L LTD	8.25% 15/JUN/2023 232,000	246,488	139,200
	WEATHERFORD INT'L LTD	9.875% 15/FEB/2024 65,000	65,509	39,650
	WELBILT INC	9.5% 15/FEB/2024 525,000	525,656	561,750

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT AND ASSET-BACKED SECURITIES (CONTINUED):
	WELLCARE HEALTH PLANS INC	5.25% 01/APR/2025 2,206,000	2,248,694	2,123,275
	WELLCARE HEALTH PLANS INC	5.375% 15/AUG/2026 1,678,000	1,694,510	1,619,270
	WELLS FARGO & CO	FLT 11/FEB/2022 1,000,000	1,000,000	993,522
	WELLS FARGO & CO	FLT 31/OCT/2023 800,000	800,000	797,526
	WELLS FARGO BANK NA	FLT 25/MAR/2020 800,000	800,000	796,319
	WELLS FARGO BANK NA	30/JAN/2019 2.23% 2,600,000	2,599,253	2,599,150
	WELLS FARGO BANK NA	1.75% 24/MAY/2019 3,205,000	3,190,097	3,188,713
	WELLS FARGO BANK NA	FLT 24/MAY/2019 650,000	651,145	650,625
	WESCO DISTRIBUTION INC	5.375% 15/JUN/2024 500,000	503,125	471,250
	WESTJET AIRLINES LTD	3.5% 16/JUN/2021 900,000	901,216	883,800
	WESTPAC BANKING CORP	FLT 12/MAR/2019 1,400,000	1,400,000	1,401,008
	WEWORK COS INC	7.875% 01/MAY/2025 867,000	808,080	769,462
	WHITING PETROLEUM CORP	6.625% 15/JAN/2026 978,000	1,008,410	838,635
	WIND TRE SPA	5.00% 20/JAN/2026 3,820,000	3,696,289	3,140,804
	WORLD OMNI AUTO LEASE SCTZN TR	1.45% 15/AUG/2019 1,340,991	1,338,056	1,339,552
	WORLD OMNI AUTO LEASE SCTZN TR	1.61% 15/JAN/2022 600,000	597,427	598,128
	WORLD OMNI AUTO LEASE SCTZN TR	1.68% 16/DEC/2019 352,940	352,311	352,039
	WORLD OMNI AUTO LEASE SCTZN TR	2.13% 15/APR/2020 4,479,000	4,453,209	4,453,480
	WORLD OMNI AUTO RECVBLS TR	1.49% 15/DEC/2020 213,224	212,747	212,883
	WORLD OMNI AUTO RECVBLS TR	1.5% 17/AUG/2020 118,145	117,955	118,081
	WORLD OMNI AUTO RECVBLS TR	2.19% 17/MAY/2021 1,113,640	1,110,361	1,109,658
	WORLD OMNI AUTO RECVBLS TR	2.36% 15/AUG/2019 240,194	240,135	240,105
	WPX ENERGY INC	5.25% 15/SEP/2024 1,798,000	1,787,195	1,627,190
	WPX ENERGY INC	5.75% 01/JUN/2026 927,000	928,800	838,935
	WPX ENERGY INC	6.00% 15/JAN/2022 664,000	605,995	645,740
	WR GRACE & CO	5.13% 01/OCT/2021 493,000	493,000	488,070
	WYNDHAM WORLDWIDE CORP	5.63% 01/MAR/2021 700,000	788,067	696,500
	WYNN LAS VEGAS LLC	5.5% 01/MAR/2025 1,742,000	1,802,457	1,624,415
	XPO LOGISTICS INC	6.5% 15/JUN/2022 558,000	556,025	553,118
	ZAYO GRP LLC	5.75% 15/JAN/2027 1,620,000	1,682,429	1,445,850
	ZAYO GRP LLC	6.375% 15/MAY/2025 1,715,000	1,676,584	1,594,950
	ZEKELMAN INDUSTRIES INC	9.875% 15/JUN/2023 807,000	896,572	849,367
	ZF NORTH AMERICA CAPITAL INC	4.5% 29/APR/2022 400,000	406,580	390,726
	ZIGGO BOND CO	6.00% 15/JAN/2027 2,515,000	2,420,325	2,200,625
	ZIGGO BOND CO	5.5% 15/JAN/2027 3,590,000	3,593,075	3,213,050
	ZIMMER HOLDINGS INC	3.375% 30/NOV/2021 300,000	309,087	296,693
	ZOETIS INC	3.45% 13/NOV/2020 200,000	201,392	200,552
	ZUFFA (ULTIMATE FIGHTING CHMPN)	ZCP 15/AUG/2024 118,000	116,820	117,262
	TOTAL CORPORATE DEBT SECURITIES		1,620,050,645	1,570,261,140
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	ARGENTINE REPUBLIC BD	5.875% 11/JAN/2028 300,000	297,210	215,625
	AUTONOMOUS COMMTY OF CATN BD	4.95% 11/FEB/2020 400,000	608,048	475,725
	CANADIAN GOVT REAL RETURN BD	4.25% 01/DEC/2026 500,000	770,515	715,234
	COMMONWEALTH OF AUSTRALIA BD	1.25% 21/FEB/2022 1,080,000	941,595	882,351
	COMMONWEALTH OF AUSTRALIA BD	3.00% 20/SEP/2025 1,160,000	1,278,659	1,150,344
	ELECTRICITE DE FRANCE	2.35% 13/OCT/2020 2,200,000	2,187,299	2,168,522
	FEDERAL HOME LOAN BANKS	1.25% 16/JAN/2019 10,000,000	9,995,477	9,994,980
	FEDERAL HOME LOAN BANKS	ZCP 02/JAN/2019 2,100,000	2,099,877	2,100,000

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	FEDERAL HOME LOAN BANKS	ZCP 11/MAR/2019 8,250,000	8,212,050	8,212,289
	FEDERAL HOME LOAN BANKS	ZCP 19/FEB/2019 8,000,000	7,974,084	7,974,400
	FEDERAL HOME LOAN BANKS	ZCP 27/FEB/2019 2,100,000	2,092,186	2,092,161
	FEDERAL HOME LOAN BANKS	ZCP 29/JAN/2019 2,700,000	2,694,981	2,695,180
	FEDERAL NATIONAL MTG ASSOC	1.25% 23/AUG/2019 900,000	900,270	892,115
	FEDERAL NATIONAL MTG ASSOC	ZCP 01/FEB/2019 390,000	216,934	389,201
	FEDERAL NATIONAL MTG ASSOC	ZCP 06/FEB/2019 7,950,000	7,931,397	7,931,453
	FRENCH REPUBLIC BD	1.85% 25/JUL/2027 300,000	463,364	463,841
	INTL BK FOR RECONSTRUCTN & DEV	2% 30/OCT/2020 2,200,000	2,200,000	2,173,847
	JAPAN BILL	ZCP 04/FEB/2019 510,000,000	4,580,609	4,649,058
	JAPAN BD	0.10% 10/MAR/2028 80,000,000	736,601	757,186
	KINGDOM OF DENMARK BD	0.1% 15/NOV/2023 3,600,000	673,578	626,085
	PELABUHAN INDONESIA III PERS PT BD	4.5% 02/MAY/20230 900,000	890,091	883,688
	PETROLEOS MEXICANOS	5.5% 21/JAN/20210 450,000	445,550	448,187
	REPUBLIC OF ITALY BD	2.35% 15/SEP/2024 160,000	233,135	201,481
	REPUBLIC OF SLOVENIA BD	4.125% 18/FEB/2019 600,000	625,500	600,000
	RESOLUTION FUNDING CORP BD	ZCP 15/OCT/2019 400,000	356,070	391,724
	STATE OF QATAR	3.875% 23/APR/2023 1,900,000	1,887,118	1,921,527
	STATE OF QATAR	5.103% 23/APR/2048 200,000	200,000	210,050
	TOKYO METROPOLITAN GOVT BD	2.5% 08/JUN/2022 1,500,000	1,499,715	1,471,821
	U.K. OF GRT BRTN & NRTHRN IRELND BD	0.125% 10/AUG/2048 90,000	200,755	191,649
	U.K. OF GRT BRTN & NRTHRN IRELND BD	0.125% 22/MAR/2046 25,000	57,515	54,765
	U.K. OF GRT BRTN & NRTHRN IRELND BD	0.125% 22/NOV/2056 259,000	622,524	640,459
	U.K. OF GRT BRTN & NRTHRN IRELND BD	0.125% 22/NOV/2065 82,000	267,306	237,163
	U.K. OF GRT BRTN & NRTHRN IRELND BD	0.75% 22/NOV/2047 70,000	224,350	223,380
	U.K. OF GRT BRTN & NRTHRN IRELND BD	1.75% 07/SEP/2037 1,210,000	1,541,664	1,541,672
	U.K. OF GRT BRTN & NRTHRN IRELND BD	1.875% 22/NOV/2022 200,000	443,998	411,486
	U.K. OF GRT BRTN & NRTHRN IRELND BD	4.25% 07/DEC/2027 200,000	334,763	321,469
	UNITED MEXICAN STATES BD	7.75% 29/MAY/2031 11,349,000	568,384	531,786
	U.S. OF AMER TREAS BILL	ZCP 07/FEB/2019 7,000,000	6,983,420	6,983,454
	U.S. OF AMER TREAS BILL	ZCP 09/MAY/2019 6,000,000	5,949,120	5,948,406
	U.S. OF AMER TREAS BILL	ZCP 10/JAN/2019 10,000,000	9,994,447	9,994,992
	U.S. OF AMER TREAS BILL	ZCP 21/FEB/2019 8,500,000	8,471,648	8,472,109
	U.S. OF AMER TREAS BILL	ZCP 24/JAN/2019 10,000,000	9,985,373	9,986,051
	U.S. OF AMER TREAS BD	0.625% 15/FEB/2043 940,000	863,017	906,008
	U.S. OF AMER TREAS BD	0.75% 15/FEB/2042 1,960,000	2,101,176	1,989,955
	U.S. OF AMER TREAS BD	0.75% 15/FEB/2045 5,400,000	5,297,721	5,184,128
	U.S. OF AMER TREAS BD	0.875% 15/FEB/2047 4,891,000	4,885,807	4,702,943
	U.S. OF AMER TREAS BD	1.00% 15/FEB/2046 7,390,000	7,945,416	7,476,330
	U.S. OF AMER TREAS BD	1.00% 15/FEB/2048 9,561,000	9,630,606	9,295,388
	U.S. OF AMER TREAS BD	1.375% 15/FEB/2044 10,090,000	11,505,389	11,301,845
	U.S. OF AMER TREAS BD	1.75% 15/JAN/2028 16,136,000	20,604,455	20,682,177
	U.S. OF AMER TREAS BD	2.00% 15/JAN/2026 4,687,000	6,474,823	6,373,137
	U.S. OF AMER TREAS BD	2.125% 15/FEB/2040 1,840,000	2,630,767	2,529,914
	U.S. OF AMER TREAS BD	2.125% 15/FEB/2041 380,000	529,528	518,115
	U.S. OF AMER TREAS BD	2.375% 15/JAN/2025 20,810,000	30,105,316	30,184,311
	U.S. OF AMER TREAS BD	2.375% 15/JAN/2027 5,420,000	7,819,256	7,502,587
	U.S. OF AMER TREAS BD	2.5% 15/JAN/2029 8,560,000	11,806,879	11,474,180

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS BD	3.125% 15/AUG/2044 10,000,000	9,825,600	10,208,203
	U.S. OF AMER TREAS BD	3.375% 15/APR/2032 769,000	1,464,204	1,404,779
	U.S. OF AMER TREAS BD	3.375% 15/MAY/2044 1,000,000	1,050,592	1,065,078
	U.S. OF AMER TREAS BD	3.625% 15/APR/2028 9,504,000	18,492,225	18,233,725
	U.S. OF AMER TREAS BD	3.875% 15/APR/2029 5,271,000	10,811,724	10,313,756
	U.S. OF AMER TREAS BD	4.5% 15/MAY/2038 11,811,000	14,397,457	14,701,465
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2019 2,483,000	2,631,506	2,641,409
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2020 14,917,000	15,630,058	15,745,316
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2021 25,308,000	26,270,383	26,256,154
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2022 13,628,000	13,666,786	13,707,751
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2022 1,850,000	1,902,484	2,006,266
	U.S. OF AMER TREAS NOTES	0.125% 15/JAN/2023 1,312,000	1,393,421	1,388,239
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 6,495,000	6,933,078	6,936,885
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2024 3,978,000	3,995,507	4,062,409
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2026 2,750,000	2,730,853	2,723,620
	U.S. OF AMER TREAS NOTES	0.25% 15/JAN/2025 9,560,000	9,736,920	9,773,531
	U.S. OF AMER TREAS NOTES	0.375% 15/JAN/2027 2,910,000	2,863,211	2,893,447
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2023 3,650,000	3,869,440	3,877,860
	U.S. OF AMER TREAS NOTES	0.375% 15/JUL/2025 5,351,000	5,486,651	5,500,672
	U.S. OF AMER TREAS NOTES	0.5% 15/JAN/2028 8,778,000	8,561,493	8,587,814
	U.S. OF AMER TREAS NOTES	0.625% 15/APR/2023 1,820,000	1,824,223	1,823,545
	U.S. OF AMER TREAS NOTES	0.625% 15/JAN/2024 3,169,000	3,296,059	3,380,686
	U.S. OF AMER TREAS NOTES	0.625% 15/JAN/2026 16,060,000	16,657,575	16,636,264
	U.S. OF AMER TREAS NOTES	0.625% 15/JUL/2021 4,975,000	5,545,288	5,520,770
	U.S. OF AMER TREAS NOTES	0.75% 15/FEB/2019 7,000,000	6,987,253	6,986,423
	U.S. OF AMER TREAS NOTES	0.75% 15/JUL/2028 1,000,000	972,753	986,242
	U.S. OF AMER TREAS NOTES	0.875% 15/APR/2019 7,000,000	6,969,150	6,969,240
	U.S. OF AMER TREAS NOTES	0.875% 15/JUN/2019 7,000,000	6,948,425	6,948,867
	U.S. OF AMER TREAS NOTES	0.875% 15/MAY/2019 7,000,000	6,958,252	6,958,711
	U.S. OF AMER TREAS NOTES	1% 15/MAR/2019 7,000,000	6,980,748	6,980,362
	U.S. OF AMER TREAS NOTES	1.125% 15/JAN/2019 7,000,000	6,997,249	6,997,117
	U.S. OF AMER TREAS NOTES	1.25% 15/JUL/2020 1,083,000	1,259,349	1,253,159
	U.S. OF AMER TREAS NOTES	1.25% 30/JUN/2019 7,000,000	6,957,236	6,956,250
	U.S. OF AMER TREAS NOTES	1.25% 31/MAR/2019 7,000,000	6,980,023	6,980,015
	U.S. OF AMER TREAS NOTES	1.25% 31/MAY/2019 7,000,000	6,963,236	6,964,180
	U.S. OF AMER TREAS NOTES	1.25% 31/OCT/2021 3,100,000	3,009,183	2,996,586
	U.S. OF AMER TREAS NOTES	1.5% 28/FEB/2019 7,000,000	6,991,383	6,989,982
	U.S. OF AMER TREAS NOTES	1.5% 31/JAN/2019 7,000,000	6,995,850	6,995,349
	U.S. OF AMER TREAS NOTES	1.625% 30/APR/2019 7,000,000	6,980,871	6,980,312
	U.S. OF AMER TREAS NOTES	1.75% 30/NOV/2021 6,400,000	6,193,521	6,271,000
	U.S. OF AMER TREAS NOTES	1.75% 31/MAR/2022 2,300,000	2,317,969	2,248,430
	U.S. OF AMER TREAS NOTES	1.875% 15/JUL/2019 10,400,000	12,771,035	12,276,469
	U.S. OF AMER TREAS NOTES	1.875% 30/APR/2022 12,600,000	12,146,849	12,358,828
	U.S. OF AMER TREAS NOTES	1.875% 30/SEP/2022 3,829,000	3,680,806	3,745,689
	U.S. OF AMER TREAS NOTES	1.875% 31/AUG/2024 800,000	761,486	772,031
	U.S. OF AMER TREAS NOTES	2% 30/NOV/2022 4,300,000	4,159,914	4,221,727
	U.S. OF AMER TREAS NOTES	2% 31/DEC/2021 5,500,000	5,390,262	5,424,805
	U.S. OF AMER TREAS NOTES	2% 31/JUL/2022 6,325,000	6,173,125	6,220,736

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTES	2% 31/OCT/2022 3,973,000	3,825,096	3,902,541
	U.S. OF AMER TREAS NOTES	2.125% 31/DEC/2022 8,900,000	8,616,834	8,774,496
	U.S. OF AMER TREAS NOTES	2.125% 31/JUL/2024 6,073,000	5,820,858	5,940,865
	U.S. OF AMER TREAS NOTES	2.25% 15/AUG/2027 35,056,000	32,807,617	33,926,266
	U.S. OF AMER TREAS NOTES	2.375% 15/MAY/2027 459,000	458,097	449,390
	U.S. OF AMER TREAS NOTES	2.75% 15/FEB/2028 2,194,000	2,167,755	2,205,313
	U.S. OF AMER TREAS NOTES	2.875% 15/AUG/2028 908,000	890,913	922,046
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES		617,007,172	616,341,005
MORTGAGE-BACKED SECURITIES:
	ALTERNATIVE LOAN TR	FLT 20/DEC/2046 554,604	309,649	485,791
	BANC OF AMERICA FUNDING TR	FLT 25/APR/2037 143,070	108,714	122,471
	BANC OF AMERICA FUNDING TR	FLT 20/MAY/2036 176,718	116,084	174,557
	BANC OF AMERICA MTG TR	FLT 25/FEB/2035 36,418	27,405	36,012
	CHL MTG PASS-THROUGH TR	FLT 20/NOV/2034 113,471	111,716	112,997
	CITIGROUP MTG LOAN TR INC	FLT 25/SEP/2037 151,481	99,508	144,577
	CITIGROUP MTG LOAN TR INC	FLT 25/OCT/2035 368,946	206,286	277,673
	FEDERAL HOME LOAN MTG CORP	FLT 01/JAN/2037 229,538	238,045	244,422
	FEDERAL HOME LOAN MTG CORP	FLT 01/SEP/2037 30,923	31,862	32,371
	FEDERAL HOME LOAN MTG CORP	4.00% 01/AUG/2043 18,763	19,426	19,132
	FEDERAL HOME LOAN MTG CORP	4.00% 01/SEP/2039 5,790	5,994	5,907
	FEDERAL HOME LOAN MTG CORP	4.00% 01/SEP/2043 706,771	731,728	725,598
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/FEB/2046 405,397	405,017	395,545
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/MAY/2043 1,143,808	1,115,928	1,124,802
	FEDERAL NATIONAL MTG ASSOC	3.00% 01/SEP/2043 2,409,386	2,315,269	2,367,517
	FEDERAL NATIONAL MTG ASSOC	9.00% 01/NOV/2021 0,144	155	145
	FEDERAL NATIONAL MTG ASSOC	3.00% 25/APR/2028 3,702,085	300,291	306,958
	FEDERAL NATIONAL MTG ASSOC	FLT 25/JUN/2055 310,928	308,892	310,446
	GOVT NATIONAL MTG ASSOC	FLT 20/MAY/2037 45,319	44,632	45,274
	GOVT NATIONAL MTG ASSOC	FLT 20/MAR/2037 114,445	112,710	114,662
	GOVT NATIONAL MTG ASSOC	FLT 20/MAY/2066 616,550	614,816	624,341
	GOVT NATIONAL MTG ASSOC	7.50% 15/MAR/2029 3,244	3,452	3,708
	HARBORVIEW MTG LOAN TR	FLT 20/JUN/2035 1,249,249	1,218,017	1,240,209
	HARBORVIEW MTG LOAN TR	FLT 25/FEB/2036 124,703	64,924	84,471
	IMPAC SECURED ASSETS TR	FLT 25/DEC/2036 420,718	386,009	415,534
	MASTR ADJ RATE MTGS TR	FLT 25/JAN/2036 134,047	103,010	131,378
	MORGAN STANLEY MTG LOAN TR	FLT 25/AUG/2034 77,729	40,341	77,302
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUL/2035 325,572	200,480	284,273
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2036 342,812	277,088	336,007
	MORGAN STANLEY MTG LOAN TR	FLT 25/JUN/2037 291,065	139,663	188,325
	RALI SERIES TR	FLT 25/DEC/2035 761,132	430,456	682,501
	RALI SERIES TR	FLT 25/JUN/2046 152,998	127,263	60,930
	RBSGC MTG LOAN TR	FLT 25/JAN/2037 300,325	117,417	196,157
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/JAN/2035 254,121	159,129	248,896
	STRUCTURED ADJ RATE MTG LOAN TR	FLT 25/MAY/2036 302,739	166,151	252,638
	TBA FEDERAL NATIONAL MTG ASSOC	3.50% 25/FEB/2049 64,530,000	63,909,678	64,469,902
	TBA FEDERAL NATIONAL MTG ASSOC	4.00% 25/FEB/2049 5,400,000	5,454,562	5,499,562
	TBA FEDERAL NATIONAL MTG ASSOC	4.00% 25/JAN/2049 33,400,000	33,365,544	34,047,125
	TBA FEDERAL NATIONAL MTG ASSOC	3.00% 25/JAN/2049 37,100,000	35,461,930	36,161,527

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	THORNBURG MTG SECURITIES TR	FLT 25/SEP/2037 225,110	176,974	224,538
	UBS-BARCLAYS COMMERCIAL MTG TR	FLT 10/MAR/2046 7,088,582	263,343	233,301
	WELLS FARGO MTG BACKED SEC TR	FLT 25/OCT/2035 299,712	261,733	300,406
	WELLS FARGO MTG BACKED SEC TR	FLT 25/APR/2036 36,383	28,125	36,059
	TOTAL MORTGAGE-BACKED SECURITIES		149,579,416	152,845,947
OTHER:
*	JPM US GOV’T MMKT FD CAP’L SH'S	182,608,803 SHARES	182,608,803	182,608,803
	PIMCO FDS PAC INVT MGMT FD	660,459 SHARES	7,124,600	8,242,530
	TRUST RECEIPT MISC INCOME	1 SHARE	—	1
	TOTAL OTHER		189,733,403	190,851,334
DERIVATIVES RECEIVABLE:
	E-MINI RUSS 2000 EQUITY INDEX	VM EX: 15/MAR/2019 SIZE 50	(639,720)	639,720
	E-MINI RUSS 2000 EQUITY INDEX	FUTR LONG EX: 15/MAR/2019	—	(639,720)
	90DAY EURO$ FUTURE	VM EX: 12/16/2019 SIZE 2,500	(627)	627
	90DAY EURO$ FUTURE	FUTR LONG EX:	—	(627)
	90DAY EURO$ FUTURE	VM EX: 09/16/2019 SIZE 2,500	(902)	902
	90DAY EURO$ FUTURE	FUTR LONG EX:	—	(902)
	90DAY EURO$ FUTURE	VM EX: 03/18/2019 SIZE 2,500	(1,702)	1,702
	90DAY EURO$ FUTURE	FUTR LONG EX:	—	(1,702)
	90DAY EURO$ FUTURE	VM EX: 03/16/2020 SIZE 2,500	843,267	(843,267)
	90DAY EURO$ FUTURE	FUTR LONG EX:	—	843,267
	90DAY EURO$ FUTURE	VM EX: 06/17/2019 SIZE 2,500	94,895	(94,895)
	90DAY EURO$ FUTURE	FUTR LONG EX:	—	94,895
	EURO-BUND FUTURE BOND	VM EX: 03/07/2019 SIZE 100,000	69,720	(69,720)
	EURO-BUND FUTURE BOND	FUTR LONG EX:	—	69,720
	US 10YR NOTE (CBT) BOND	VM EX: 03/20/2019 SIZE 100,000	802,192	(802,192)
	US 10YR NOTE (CBT) BOND	FUTR LONG EX:	—	802,192
	US 2YR NOTE (CBT) BOND	VM EX: 29/MAR/2019 SIZE 200,000	4,356	(4,356)
	US 2YR NOTE (CBT) BOND	FUTR LONG EX:	—	4,356
	CURRENCY CONTRACT - ARS	ARS RATE 38.8000	—	2,839
	CURRENCY CONTRACT - ARS	ARS RATE 39.0000	—	5,937
	CURRENCY CONTRACT - AUD	AUD RATE 1.420211	—	142,444
	CURRENCY CONTRACT - BRL	BRL RATE 3.942500	—	15,456
	CURRENCY CONTRACT - BRL	BRL RATE 3.875750	—	2,411
	CURRENCY CONTRACT - CAD	CAD RATE 1.365800	—	11,093
	CURRENCY CONTRACT - CAD	CAD RATE 1.365522	—	63,576
	CURRENCY CONTRACT - CAD	CAD RATE 1.365800	—	58,540
	CURRENCY CONTRACT - CAD	CAD RATE 1.365800	—	30,898
	CURRENCY CONTRACT - CAD	CAD RATE 1.365766	—	2,335
	CURRENCY CONTRACT - CAD	CAD RATE 1.365800	—	9,090
	CURRENCY CONTRACT - COP	COP RATE 3254.837511	—	17,421
	CURRENCY CONTRACT - DKK	DKK RATE 6.527950	—	14,705
	CURRENCY CONTRACT - DKK	DKK RATE 6.532215	—	405
	CURRENCY CONTRACT - EUR	EUR RATE 0.878636	—	4,197
	CURRENCY CONTRACT - EUR	EUR RATE 0.876530	—	378
	CURRENCY CONTRACT - GBP	GBP RATE 0.784863	—	16,280
	CURRENCY CONTRACT - GBP	GBP RATE 0.784863	—	1,650

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	CURRENCY CONTRACT - GBP	GBP RATE 0.789353	—	1,885
	CURRENCY CONTRACT - IDR	IDR RATE 14699.999841	—	5,348
	CURRENCY CONTRACT - JPY	JPY RATE 113.356049	—	26,942
	CURRENCY CONTRACT - KRW	KRW RATE 1120.750002	—	3,945
	CURRENCY CONTRACT - MXN	MXN 19.763176	—	15,456
	CURRENCY CONTRACT - TWD	TWD RATE 30.582000	—	363
	CREDIT DEFAULT SWAP	EX 20/JUN/2019 700,000	—	2,883
	CREDIT DEFAULT SWAP	EX 20/DEC/2019 800,000	—	6,694
	CREDIT DEFAULT SWAP	EX 20/DEC/2019 400,000	—	2,052
	CREDIT DEFAULT SWAP	EX 20/DEC/2019 900,000	—	4,618
	CREDIT DEFAULT SWAP	EX 20/DEC/2019 800,000	—	4,105
	CREDIT DEFAULT SWAP	EX 20/DEC/2020 2,800,000	—	14,116
	CREDIT DEFAULT SWAP	EX 20/JUN/2021 400,000	—	1,377
	CREDIT DEFAULT SWAP	EX 20/JUN/2021 300,000	—	1,032
	CREDIT DEFAULT SWAP	EX 20/MAR/2020 1,100,000	—	5,620
	CREDIT DEFAULT SWAP	EX 20/MAR/2020 4,300,000	—	21,968
	CREDIT DEFAULT SWAP	EX 20/SEP/2019 1,400,000	—	6,364
	CREDIT DEFAULT SWAP	EX 20/SEP/2020 2,900,000	—	14,684
	CREDIT DEFAULT SWAP	EX 20/JUN/2022 500,000	—	2,840
	CREDIT DEFAULT SWAP	EX 20/JUN/2022 700,000	—	3,976
	CREDIT DEFAULT SWAP	EX 17/OCT/2057 2,500,000	—	4,868
	CREDIT DEFAULT SWAP	EX 17/OCT/2057 200,000	—	389
	INFLATION SWAP	EX 15/JAN/2023 400,000	—	2,097
	INFLATION SWAP	EX 15/JAN/2023 180,000	—	944
	INFLATION SWAP	EX 15/JAN/2023 230,000	—	1,206
	INFLATION SWAP	EX 15/JAN/2023 100,000	—	6,310
	INFLATION SWAP	EX 15/JAN/2023 130,000	—	8,203
	INFLATION SWAP	EX 15/JUL/2028 960,000	—	34,129
	INFLATION SWAP	EX 15/FEB/2028 530,000	—	14,649
	GENERAL MOTORS CO WRT	2,998 WARRANTS	40,293	47,039
	SWAPTION - SOP	CALL SCTY EX 06/20/2019 1	31,840	7,125
	SWAPTION - SOP	CALL SCTY EX 09/09/2019 1	244,215	141,024
	SWAPTION - SOP	CALL SCTY EX 12/09/2019 1	156,400	146,385
	SWAPTION - SOP	CALL SCTY EX 04/03/2020 1	420,000	294,264
	SWAPTION - SOP	PUT SCTY EX 06/20/2019 1	66,650	133,456
	SWAPTION - SOP	PUT SCTY EX 09/13/2019 1	65,078	168,224
	SWAPTION - SOP	PUT SCTY EX 11/04/2019 1	571,319	1,676,897
	TOTAL DERIVATIVES RECEIVABLE		2,767,274	3,233,132
COLLECTIVE INVESTMENT FUNDS:
	BLCKRCK COMMODITY INDX U/A FD	1,083,076 UNITS	10,756,505	9,337,201
	BLCKRCK DEV REAL ESTATE INDX U/A FD	23,113,927 UNITS	231,703,953	225,818,448
	BLCKRCK DOMICILED MONEY MKT FD	12 UNITS	12	12
	BLCKRCK EAFE EQUITY INDX U/A FD	217,801,318 UNITS	2,170,383,024	1,906,088,237
	BLCKRCK EAFE SM CAP EQ INDX U/A FD	35,444,394 UNITS	352,594,817	296,024,489
	BLCKRCK EMERGING MRKTS INDX U/A FD	76,320,015 UNITS	755,019,994	660,893,167
	BLCKRCK EQUITY INDEX U/A FD	487,897,046 UNITS	4,886,392,773	4,646,340,659
	BLCKRCK RUSSELL 1000 GRWTH U/A FD	142,247,132 UNITS	1,424,526,826	1,368,388,964
	BLCKRCK RUSSELL 1000 VALUE U/A FD	123,332,259 UNITS	1,233,661,495	1,151,195,519

THE JPMORGAN CHASE 401(K) SAVINGS PLAN
PLAN NUMBER: 002 - EIN: 13/4994650
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
COLLECTIVE INVESTMENT FUNDS (CONTINUED):
	BLCKRCK RUSSELL 2000 INDEX U/A FD	91,920,988 UNITS	920,737,481	805,016,436
	BLCKRCK SHORT TERM INV FD	23,214,414 UNITS	23,214,414	23,214,414
	BLCKRCK U.S. DEBT INDEX U/A FD	114,148,543 UNITS	1,141,165,233	1,151,450,597
	BLCKRCK U.S. TIPS U/A FD	5,438,839 UNITS	54,355,557	53,505,127
*	JPMAM EMBI GLOBAL FD	7,574,996 UNITS	107,477,916	118,397,181
*	JPMCB CORE BOND FD	23,216,602 UNITS	413,179,885	435,311,285
*	JPMCB LIQUIDITY FD	120,020,352 UNITS	120,020,352	120,020,352
	SSGA S&P MIDCAP INDEX SEC LND FD	109,866,864 UNITS	1,160,113,334	1,355,647,231
	TOTAL COLLECTIVE INVESTMENT FUNDS		15,005,303,571	14,326,649,319
	SUBTOTAL INVESTMENTS AT FAIR VALUE		22,488,974,215	23,555,032,494
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/VOYA WRAP CNTRCT	CONTRACT WRAPPER - 2.35%	9,371,919	9,371,919
*	JPMAM/TRANSAMERICA WRAP CNTRCT	CONTRACT WRAPPER - 2.27%	15,457,353	15,457,353
*	JPMAM/METLIFE WRAP CNTRCT	CONTRACT WRAPPER - 2.58%	12,564,758	12,564,758
*	JPMAM/PRUD'L WRAP CNTRCT	CONTRACT WRAPPER - 2.37%	18,278,898	18,278,898
*	JPMC INTRMDT AGGREGATE SEP ACCT	COLLTV FD 2,123,103,859 SHARES	2,123,103,859	2,123,103,859
	TOTAL SYNTHETIC GUARANTEED INVESTMENT CONTRACTS		2,178,776,787	2,178,776,787
	TOTAL INVESTMENTS		24,667,751,002	25,733,809,281
*	NOTES RECVBL FROM PARTICIPANTS	INT RATE: 3.25 – 9.20%	N/A	555,424,903
	TOTAL INVESTMENTS INCLUDING NOTES RECEIVABLE FROM PARTICIPANTS		$24,667,751,002	$26,289,234,184

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON-EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	FRENCH REPUBLIC BD	ANN FLT 03/01/2025 900,000	(1,211,120)	1,172,179
	FRENCH REPUBLIC BD	ANN FLT 07/25/2047 580,000	(767,946)	762,645
	FRENCH REPUBLIC BD	ANN FLT 07/25/2024 410,000	(570,237)	553,135
	REPUBLIC OF CYPRUS	ANN 2.750% 06/27/2024 40,000	(53,094)	48,563
	REPUBLIC OF CYPRUS	ANN 3.750% 07/26/2023 110,000	(153,485)	140,620
	REPUBLIC OF CYPRUS	ANN 3.875% 05/06/2022 100,000	(138,988)	127,876
	REPUBLIC OF CYPRUS	ANN 4.250% 11/04/2025 110,000	(159,008)	146,974
	REPUBLIC OF ITALY	SEMI-ANN FLT 05/15/2023 810,000	(1,033,098)	980,535
	REPUBLIC OF ITALY	SEMI-ANN FLT 09/15/2021 600,000	(802,572)	794,621
	REPUBLIC OF ITALY	SEMI-ANN FLT 09/15/2019 600,000	(831,760)	815,764
	REPUBLIC OF ITALY	SEMI-ANN FLT 09/15/2041 140,000	(242,639)	212,520
	REPUBLIC OF ITALY	SEMI-ANN FLT 09/15/2026 410,000	(671,704)	671,782
	STATE OF QATAR	SEMI-ANN 4.5% 04/23/2028 1,600,000	(1,594,768)	1,636,160
DERIVATIVES:
	10 YEAR US TREASURY NOTES	PUT SCTY EX 12/21/2018 100,000	4,761	(2)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 12/21/2018 100,000	5,090	(3)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 06/22/2018 100,000	1,547	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 07/27/2018 100,000	10,753	(2,066)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 12/21/2018 100,000	6,545	(2)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 04/20/2018 100,000	8,349	(1,598)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 06/22/2018 100,000	1,742	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 06/22/2018 100,000	870	—
	10 YEAR US TREASURY NOTES	PUT SCTY EX 07/27/2018 100,000	1,086	(86)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 04/20/2018 100,000	2,238	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 08/24/2018 100,000	3,874	(1)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 05/25/2018 100,000	19,597	(7,698)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 07/27/2018 100,000	2,385	(8,990)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 10/26/2018 100,000	6,394	(6)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 05/25/2018 100,000	2,942	(5)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 04/20/2018 100,000	9,199	(18)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 02/23/2018 100,000	6,973	(11)
	10 YEAR US TREASURY NOTES	PUT SCTY EX 02/23/2018 100,000	2,957	(6)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 11/23/2018 100,000	5,373	(8)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 12/21/2018 100,000	15,372	(30)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 06/22/2018 100,000	1,547	(6)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 07/27/2018 100,000	15,674	(6)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 06/22/2018 100,000	2,237	(1)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 07/27/2018 100,000	1,086	(1)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 04/20/2018 100,000	2,363	(1)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 04/20/2018 100,000	6,724	(3)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 05/25/2018 100,000	16,741	(1,968)
	10 YEAR US TREASURY NOTES	CALL SCTY EX 05/25/2018 100,000	1,056	(69)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 12/21/2018 100,000	5,358	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 06/22/2018 100,000	4,148	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 08/24/2018 100,000	3,803	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 07/27/2018 100,000	3,870	(159)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	30 YEAR US TREASURY BONDS	PUT SCTY EX 06/22/2018 100,000	2,120	—
	30 YEAR US TREASURY BONDS	PUT SCTY EX 06/22/2018 100,000	5,351	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 07/27/2018 100,000	3,353	(522)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 09/21/2018 100,000	4,156	(4)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 10/26/2018 100,000	9,363	(7)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 05/25/2018 100,000	6,425	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 06/22/2018 100,000	10,200	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 07/27/2018 100,000	10,644	(1,871)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 03/23/2018 100,000	12,273	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 05/25/2018 100,000	12,592	(2)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 08/24/2018 100,000	6,739	(1)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 05/25/2018 100,000	5,023	(4)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 07/27/2018 100,000	3,894	(16,734)
	30 YEAR US TREASURY BONDS	PUT SCTY EX 02/23/2018 100,000	6,437	(4)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 11/23/2018 100,000	8,742	(4)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 11/23/2018 100,000	4,695	(3)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 12/21/2018 100,000	4,341	(4)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 10/26/2018 100,000	3,298	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 12/21/2018 100,000	3,601	(4)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 10/26/2018 100,000	1,400	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 08/24/2018 100,000	2,726	(4)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 07/27/2018 100,000	4,148	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 03/23/2018 100,000	2,787	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 04/20/2018 100,000	10,691	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 05/25/2018 100,000	2,728	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 07/27/2018 100,000	4,257	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 07/27/2018 100,000	4,451	(1)
	30 YEAR US TREASURY BONDS	CALL SCTY EX 02/23/2018 100,000	5,570	(1,102)
	90DAY EURO$ FUTR INTEREST RATE	EX 12/17/2018 SIZE 2,500	—	(2,522)
	90DAY EURO$ FUTR INTEREST RATE	EX 09/17/2018 SIZE 2,500	—	(748)
	90DAY EURO$ FUTR INTEREST RATE	EX 06/18/2018 SIZE 2,500	—	(1,277)
	90DAY EURO$ FUTR INTEREST RATE	EX 03/19/2018 SIZE 2,500	—	(1,716)
	AUST 10Y BOND FUT BOND	EX 06/15/2018 SIZE 100,000	—	(2,478)
	AUST 10Y BOND FUT BOND	EX 03/15/2018 SIZE 100,000	—	(3,249)
	AUST 10Y BOND FUT BOND	EX 12/17/2018 SIZE 100,000	—	(7,549)
	AUST 10Y BOND FUT BOND	EX 09/17/2018 SIZE 100,000	—	(12,424)
	AUST 3YR BOND FUT BOND	EX 06/15/2018 SIZE 100,000	—	(541)
	AUST 3YR BOND FUT BOND	EX 12/17/2018 SIZE 100,000	—	(1,601)
	AUST 3YR BOND FUT BOND	EX 09/17/2018 SIZE 100,000	—	(5,551)
	CDIO CDX	PUT SCTY EX 09/19/2018 1	2,780	—
	CDIO CDX	PUT SCTY EX 09/19/2018 1	2,188	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 04/18/2018 1	4,420	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 04/18/2018 1	2,210	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 04/18/2018 1	2,640	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 04/18/2018 1	4,320	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 04/18/2018 1	1,320	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 04/18/2018 1	1,552	—
	CREDIT DEFAULT SWAP INDEX OPTION	CALL SCTY EX 04/18/2018 1	1,423	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	750	(110)
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 05/16/2018 1	3,150	(180)
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	2,465	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 05/16/2018 1	2,295	(170)
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 05/16/2018 1	1,100	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 05/16/2018 1	2,205	(105)
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 05/16/2018 1	2,850	—
	CREDIT DEFAULT SWAP INDEX OPTION	CALL SCTY EX 06/20/2018 1	1,963	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	5,792	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	3,520	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	1,440	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	940	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	588	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	1,032	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	998	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	1,663	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	1,032	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	412	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	618	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	2,794	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 05/16/2018 1	296	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	2,502	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	855	—
	CREDIT DEFAULT SWAP INDEX OPTION	CALL SCTY EX 06/20/2018 1	278	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	2,119	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	2,040	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	760	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 07/18/2018 1	2,565	(203)
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 06/20/2018 1	957	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 08/15/2018 1	3,405	(165)
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 08/15/2018 1	1,185	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 08/15/2018 1	4,234	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 08/15/2018 1	406	(35)
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 09/19/2018 1	9,004	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 09/19/2018 1	2,830	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 09/19/2018 1	1,950	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 09/19/2018 1	1,458	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 09/19/2018 1	460	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 09/19/2018 1	3,173	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 10/17/2018 1	1,140	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 10/17/2018 1	14,030	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 10/17/2018 1	3,913	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 10/17/2018 1	2,799	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 11/21/2018 1	2,222	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	1,045	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 11/21/2018 1	770	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	1,365	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	581	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	830	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	236	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	276	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	500	—
	CREDIT DEFAULT SWAP INDEX OPTION	PUT SCTY EX 12/19/2018 1	700	—
	E-MINI RUSS 2000 EQ INDEX	EX 09/21/2018 SIZE 50	—	886,005
	E-MINI RUSS 2000 EQUITY INDEX	EX 06/15/2018 SIZE 50	—	1,758,165
	E-MINI RUSS 2000 EQUITY INDEX	EX 12/21/2018 SIZE 50	—	(5,668,370)
	EURO BUXL 30Y BND BOND	EX 12/06/2018 SIZE 100,000	—	(26,101)
	EURO-BTP FUTURE BOND	EX 12/06/2018 SIZE 100,000	—	78,811
	EURO-BTP FUTURE BOND	EX 09/06/2018 SIZE 100,000	—	20,172
	EURO-BTP FUTURE BOND	EX 06/07/2018 SIZE 100,000	—	103,438
	EURO-BTP FUTURE BOND	EX 03/08/2018 SIZE 100,000	—	5,119
	EURO-BUND FUTURE BOND	EX 12/06/2018 SIZE 100,000	—	104,399
	EURO-BUND FUTURE BOND	EX 12/06/2018 SIZE 100,000	—	5,395
	EURO-BUND FUTURE BOND	EX 09/06/2018 SIZE 100,000	—	9,578
	EURO-BUND FUTURE BOND	EX 09/06/2018 SIZE 100,000	—	(7,971)
	EURO-BUND FUTURE BOND	EX 06/07/2018 SIZE 100,000	—	60,433
	EURO-BUND FUTURE BOND	EX 03/08/2018 SIZE 100,000	—	(28,533)
	EURO-BUND FUTURE BOND	EX 03/08/2018 SIZE 100,000	—	(16,020)
	EURO-OAT FUTURE BOND	EX 12/06/2018 SIZE 100,000	—	7,195
	EURO-OAT FUTURE BOND	EX 09/06/2018 SIZE 100,000	—	(80,692)
	EURO-OAT FUTURE BOND	EX 06/07/2018 SIZE 100,000	—	(159,784)
	EURO-SCHATZ FUT BOND	EX 12/06/2018 SIZE 100,000	—	(10,384)
	EUX ACAL EUR-BUND	EX 08/24/2018 SIZE 100,000	—	9,669
	EUX ACAL EUR-BUND	EX 11/23/2018 SIZE 100,000	—	3,396
	EUX ACAL EUR-BUND	EX 11/23/2018 SIZE 100,000	—	6,816
	EUX APUT EUR-BOBL	EX 05/25/2018 SIZE 1,000	—	6,168
	EUX APUT EUR-BOBL	EX 05/25/2018 SIZE 1,000	—	6,334
	EUX APUT EUR-BOBL	EX 08/24/2018 SIZE 100,000	—	6,863
	EUX APUT EUR-BOBL	EX 09/21/2018 SIZE 100,000	—	8,747
	EUX APUT EUR-BOBL	EX 10/26/2018 SIZE 100,000	—	7,804
	FOREIGN EXCHANGE OPTION	CALL SCTY EX 01/24/2019 1	10,633	(9,043)
	FOREIGN EXCHANGE OPTION	CALL SCTY EX 10/17/2018 1	13,040	(5,230)
	FOREIGN EXCHANGE OPTION	CALL SCTY EX 08/22/2018 1	11,382	—
	FOREIGN EXCHANGE OPTION	PUT SCTY EX 04/17/2018 1	11,681	(1,190)
	FOREIGN EXCHANGE OPTION	CALL SCTY EX 04/17/2018 1	11,681	(19,648)
	FOREIGN EXCHANGE OPTION - FX	PUT SCTY EX 01/24/2019 1	(10,531)	14,651
	JPN 10Y BOND(OSE) BOND	EX 09/12/2018 SIZE 100,000,000	—	17,504
	JPN 10Y BOND(OSE) BOND	EX 12/13/2018 SIZE 100,000,000	—	(34,473)
	JPN 10Y BOND(OSE) BOND	EX 06/13/2018 SIZE 100,000,000	—	(6,554)
	LONG GILT FUTURE BOND	EX 09/26/2018 SIZE 100,000	—	(143,769)
	LONG GILT FUTURE BOND	EX 12/27/2018 SIZE 100,000	—	(172,275)
	LONG GILT FUTURE BOND	EX 06/27/2018 SIZE 100,000	—	(111,510)
	MORTGAGE OPTION	PUT SCTY EX 03/06/2018 1	10,125	—
	MORTGAGE OPTION	PUT SCTY EX 03/06/2018 1	5,625	—
	MORTGAGE OPTION	PUT SCTY EX 05/07/2018 1	15,750	—
	MORTGAGE OPTION	CALL SCTY EX 05/07/2018 1	14,500	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	MORTGAGE OPTION	CALL SCTY EX 03/06/2018 1	7,000	—
	MORTGAGE OPTION	PUT SCTY EX 03/06/2018 1	6,000	—
	SHORT EURO-BTP FUTURE BOND	EX 06/07/2018 SIZE 100,000	—	2,194
	SHORT EURO-BTP FUTURE BOND	EX 03/08/2018 SIZE 100,000	—	(15)
	SWAPTION - SOP	CALL SCTY EX 01/29/2019 1	38,808	(4,374)
	SWAPTION - SOP	CALL SCTY EX 05/03/2018 1	1,040	—
	SWAPTION - SOP	CALL SCTY EX 07/02/2018 1	1,206	—
	SWAPTION - SOP	CALL SCTY EX 09/20/2018 1	960	—
	SWAPTION - SOP	CALL SCTY EX 09/27/2018 1	3,410	—
	SWAPTION - SOP	CALL SCTY EX 09/28/2018 1	864	—
	SWAPTION - SOP	CALL SCTY EX 08/02/2018 1	1,000	—
	SWAPTION - SOP	CALL SCTY EX 08/09/2018 1	330	—
	SWAPTION - SOP	CALL SCTY EX 08/13/2018 1	896	—
	SWAPTION - SOP	CALL SCTY EX 10/16/2018 1	2,496	—
	SWAPTION - SOP	CALL SCTY EX 09/24/2018 1	1,243	—
	SWAPTION - SOP	CALL SCTY EX 05/21/2018 1	1,389	—
	SWAPTION - SOP	CALL SCTY EX 08/20/2018 1	1,100	—
	SWAPTION - SOP	CALL SCTY EX 08/16/2018 1	1,495	—
	SWAPTION - SOP	CALL SCTY EX 09/10/2018 1	744	—
	SWAPTION - SOP	CALL SCTY EX 04/12/2018 1	1,680	—
	SWAPTION - SOP	CALL SCTY EX 09/28/2018 1	3,581	—
	SWAPTION - SOP	CALL SCTY EX 10/09/2018 1	1,035	—
	SWAPTION - SOP	CALL SCTY EX 06/01/2018 1	1,075	—
	SWAPTION - SOP	CALL SCTY EX 07/06/2018 1	1,125	—
	SWAPTION - SOP	CALL SCTY EX 07/20/2018 1	1,200	—
	SWAPTION - SOP	CALL SCTY EX 07/23/2018 1	1,213	—
	SWAPTION - SOP	PUT SCTY EX 05/03/2018 1	880	—
	SWAPTION - SOP	CALL SCTY EX 05/25/2018 1	1,800	—
	SWAPTION - SOP	CALL SCTY EX 08/23/2018 1	1,430	—
	SWAPTION - SOP	CALL SCTY EX 09/10/2018 1	840	—
	SWAPTION - SOP	CALL SCTY EX 10/10/2018 1	312	—
	SWAPTION - SOP	CALL SCTY EX 08/27/2018 1	1,128	—
	SWAPTION - SOP	CALL SCTY EX 09/07/2018 1	923	—
	SWAPTION - SOP	CALL SCTY EX 12/19/2018 1	1,080	—
	SWAPTION - SOP	CALL SCTY EX 08/31/2018 1	1,398	—
	SWAPTION - SOP	CALL SCTY EX 12/24/2018 1	1,175	—
	SWAPTION - SOP	CALL SCTY EX 12/21/2018 1	1,430	—
	SWAPTION - SOP	CALL SCTY EX 12/27/2018 1	1,940	—
	SWAPTION - SOP	CALL SCTY EX 12/28/2018 1	1,664	—
	SWAPTION - SOP	CALL SCTY EX 04/17/2019 1	100,714	(20,937)
	SWAPTION - SOP	CALL SCTY EX 06/18/2018 1	3,612	—
	SWAPTION - SOP	CALL SCTY EX 12/17/2018 1	1,213	—
	SWAPTION - SOP	CALL SCTY EX 05/01/2019 1	213,831	(64,580)
	SWAPTION - SOP	CALL SCTY EX 10/18/2018 1	929	—
	SWAPTION - SOP	CALL SCTY EX 10/29/2018 1	760	—
	SWAPTION - SOP	PUT SCTY EX 09/20/2018 1	884	—
	SWAPTION - SOP	PUT SCTY EX 09/24/2018 1	1,100	—
	SWAPTION - SOP	PUT SCTY EX 09/27/2018 1	3,720	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 09/28/2018 1	824	—
	SWAPTION - SOP	CALL SCTY EX 10/29/2018 1	740	—
	SWAPTION - SOP	CALL SCTY EX 11/02/2018 1	744	(20)
	SWAPTION - SOP	PUT SCTY EX 07/02/2018 1	1,206	—
	SWAPTION - SOP	PUT SCTY EX 08/20/2018 1	1,320	—
	SWAPTION - SOP	PUT SCTY EX 08/13/2018 1	1,024	—
	SWAPTION - SOP	PUT SCTY EX 09/10/2018 1	744	—
	SWAPTION - SOP	CALL SCTY EX 10/22/2018 1	950	—
	SWAPTION - SOP	PUT SCTY EX 05/21/2018 1	1,100	—
	SWAPTION - SOP	PUT SCTY EX 08/02/2018 1	988	—
	SWAPTION - SOP	PUT SCTY EX 08/09/2018 1	330	—
	SWAPTION - SOP	PUT SCTY EX 08/16/2018 1	1,398	—
	SWAPTION - SOP	PUT SCTY EX 09/28/2018 1	3,410	—
	SWAPTION - SOP	CALL SCTY EX 11/15/2018 1	990	—
	SWAPTION - SOP	CALL SCTY EX 12/13/2018 1	923	—
	SWAPTION - SOP	PUT SCTY EX 07/20/2018 1	1,150	—
	SWAPTION - SOP	PUT SCTY EX 07/23/2018 1	1,200	—
	SWAPTION - SOP	CALL SCTY EX 08/06/2019 1	126,728	(194,375)
	SWAPTION - SOP	PUT SCTY EX 10/09/2018 1	990	—
	SWAPTION - SOP	PUT SCTY EX 06/01/2018 1	1,075	—
	SWAPTION - SOP	PUT SCTY EX 09/10/2018 1	840	—
	SWAPTION - SOP	CALL SCTY EX 11/26/2018 1	1,135	—
	SWAPTION - SOP	CALL SCTY EX 12/05/2018 1	1,620	—
	SWAPTION - SOP	CALL SCTY EX 11/05/2018 1	1,265	—
	SWAPTION - SOP	PUT SCTY EX 08/23/2018 1	1,690	—
	SWAPTION - SOP	PUT SCTY EX 10/10/2018 1	310	—
	SWAPTION - SOP	CALL SCTY EX 12/07/2018 1	878	—
	SWAPTION - SOP	PUT SCTY EX 04/12/2018 1	1,680	(193)
	SWAPTION - SOP	PUT SCTY EX 05/25/2018 1	1,800	—
	SWAPTION - SOP	PUT SCTY EX 07/06/2018 1	1,125	—
	SWAPTION - SOP	PUT SCTY EX 09/07/2018 1	923	—
	SWAPTION - SOP	PUT SCTY EX 08/27/2018 1	1,128	—
	SWAPTION - SOP	PUT SCTY EX 08/31/2018 1	1,430	—
	SWAPTION - SOP	CALL SCTY EX 11/23/2018 1	1,000	—
	SWAPTION - SOP	CALL SCTY EX 11/29/2018 1	2,228	—
	SWAPTION - SOP	CALL SCTY EX 12/10/2018 1	1,025	—
	SWAPTION - SOP	PUT SCTY EX 12/19/2018 1	1,000	—
	SWAPTION - SOP	PUT SCTY EX 12/24/2018 1	1,400	—
	SWAPTION - SOP	PUT SCTY EX 12/28/2018 1	1,040	—
	SWAPTION - SOP	PUT SCTY EX 06/18/2018 1	3,410	—
	SWAPTION - SOP	PUT SCTY EX 10/18/2018 1	929	—
	SWAPTION - SOP	PUT SCTY EX 10/29/2018 1	760	—
	SWAPTION - SOP	PUT SCTY EX 12/21/2018 1	1,375	—
	SWAPTION - SOP	PUT SCTY EX 12/27/2018 1	2,045	—
	SWAPTION - SOP	PUT SCTY EX 10/16/2018 1	2,184	—
	SWAPTION - SOP	PUT SCTY EX 10/29/2018 1	740	—
	SWAPTION - SOP	PUT SCTY EX 11/02/2018 1	760	(60)
	SWAPTION - SOP	PUT SCTY EX 12/17/2018 1	1,213	—

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
DERIVATIVES (CONTINUED):
	SWAPTION - SOP	PUT SCTY EX 10/22/2018 1	840	—
	SWAPTION - SOP	PUT SCTY EX 12/04/2018 1	15,255	—
	SWAPTION - SOP	PUT SCTY EX 11/15/2018 1	990	—
	SWAPTION - SOP	PUT SCTY EX 12/13/2018 1	900	—
	SWAPTION - SOP	PUT SCTY EX 11/26/2018 1	1,320	—
	SWAPTION - SOP	PUT SCTY EX 12/05/2018 1	1,440	—
	SWAPTION - SOP	PUT SCTY EX 11/05/2018 1	1,183	—
	SWAPTION - SOP	PUT SCTY EX 11/23/2018 1	1,038	—
	SWAPTION - SOP	PUT SCTY EX 12/07/2018 1	765	—
	SWAPTION - SOP	PUT SCTY EX 12/10/2018 1	1,100	—
	SWAPTION - SOP	PUT SCTY EX 11/29/2018 1	2,115	—
	SWAPTION - SOP	PUT SCTY EX 01/29/2019 1	(38,808)	3,249
	SWAPTION - SOP	PUT SCTY EX 04/17/2019 1	(100,714)	25,209
	SWAPTION - SOP	PUT SCTY EX 05/01/2019 1	(205,407)	75,513
	SWAPTION - SOP	PUT SCTY EX 08/06/2019 1	(126,480)	268,870
	US 10YR NOTE (CBT) BOND	EX 12/19/2018 SIZE 100,000	—	(556,821)
	US 10YR NOTE (CBT) BOND	EX 12/19/2018 SIZE 100,000	—	273,368
	US 10YR NOTE (CBT) BOND	EX 09/19/2018 SIZE 100,000	—	778,482
	US 10YR NOTE (CBT) BOND	EX 09/19/2018 SIZE 100,000	—	(467,251)
	US 10YR NOTE (CBT) BOND	EX 06/20/2018 SIZE 100,000	—	(335,330)
	US 10YR NOTE (CBT) BOND	EX 06/20/2018 SIZE 100,000	—	640,496
	US 10YR ULTRA FUT BOND	EX 12/19/2018 SIZE 100,000	—	39,667
	US 10YR ULTRA FUT BOND	EX 09/19/2018 SIZE 100,000	—	(23,850)
	US 10YR ULTRA FUT BOND	EX 06/20/2018 SIZE 100,000	—	(2,766)
	US 2YR NOTE (CBT) BOND	EX 09/28/2018 SIZE 200,000	—	593
	US 2YR NOTE (CBT) BOND	EX 09/28/2018 SIZE 200,000	—	46,959
	US 2YR NOTE (CBT) BOND	EX 06/29/2018 SIZE 200,000	—	(850)
	US 2YR NOTE (CBT) BOND	EX 06/29/2018 SIZE 200,000	—	87,674
	US 2YR NOTE (CBT) BOND	EX 12/31/2018 SIZE 200,000	—	(1,320)
	US 2YR NOTE (CBT) BOND	EX 12/31/2018 SIZE 200,000	—	56,989
	US 5YR NOTE (CBT) BOND	EX 09/28/2018 SIZE 100,000	—	2,579
	US 5YR NOTE (CBT) BOND	EX 06/29/2018 SIZE 100,000	—	5,022
	US 5YR NOTE (CBT) BOND	EX 06/29/2018 SIZE 100,000	—	(607)
	US 5YR NOTE (CBT) BOND	EX 03/29/2018 SIZE 100,000	—	(18,846)
	US 5YR NOTE (CBT) BOND	EX 12/31/2018 SIZE 100,000	—	(10,637)
	US 5YR NOTE (CBT) BOND	EX 12/31/2018 SIZE 100,000	—	(21,764)
	US BOND FUTR OPTION	PUT SCTY EX 04/20/2018 100,000	6,117	(2)
	US BOND FUTR OPTN	CALL SCTY EX 05/25/2018 100,000	6,177	(1)
	US BOND FUTR OPTN	CALL SCTY EX 05/25/2018 100,000	3,588	(1)
	US LONG BOND(CBT) BOND	EX 12/19/2018 SIZE 100,000	—	716,438
	US LONG BOND(CBT) BOND	EX 09/19/2018 SIZE 100,000	—	(678,861)
	US LONG BOND(CBT) BOND	EX 06/20/2018 SIZE 100,000	—	(2,203)
	US LONG BOND(CBT) BOND	EX 06/20/2018 SIZE 100,000	—	174,075
	US ULTRA BOND CBT BOND	EX 12/19/2018 SIZE 100,000	—	7,294
	US ULTRA BOND CBT BOND	EX 09/19/2018 SIZE 100,000	—	(4,870)
	US ULTRA BOND CBT BOND	EX 06/20/2018 SIZE 100,000	—	896
	US ULTRA BOND CBT BOND	EX 03/20/2018 SIZE 100,000	—	530
	VENTURE 35 CLO LTD	QTRLY FLT 10/22/2031	(400,000)	399,488

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER:002 - EIN# 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECMEBER 31, 2018
(IRS FORM 5500 - SCHEDULE H - PART IV - LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT:
	FED NTNL MTG ASSOC	3.00% 12/25/2049 5,700,000	5,376,703	(5,421,457)
	FED NTNL MTG ASSOC	3.00% 06/25/2049 5,700,000	5,522,766	(5,444,617)
	FED NTNL MTG ASSOC	3.00% 07/25/2049 5,700,000	5,438,410	(5,504,285)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 10/25/2049 5,700,000	5,522,320	(5,474,672)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 11/25/2049 5,700,000	5,470,219	(5,382,492)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 03/25/2049 13,500,000	13,170,781	(13,061,172)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 04/25/2047 8,500,000	8,211,094	(8,261,488)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 05/25/2048 5,700,000	5,551,266	(5,528,777)
	TBA FNMA SINGLE FAMILY 30YR	3.00% 09/25/2049 5,700,000	5,502,281	(5,526,773)
	TBA UMBS SINGLE FAMILY 30YR	3.00% 08/25/2049 5,700,000	5,498,719	(5,507,625)
			57,383,868	(59,313,474)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Nicole Giles
Nicole Giles

Managing Director and Firmwide Controller
(Principal Accounting Officer)
JPMorgan Chase & Co.

Date: June 26, 2019

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

INDEX TO EXHIBIT

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	71